UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2011

Telecom Italia S.p.A.

(Translation of registrant’s name into English)

Piazza degli Affari 2

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: FORM 20-F  ☒  FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  YES  ☐  NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The present document has been translated from the document issued and filed in Italy, from the Italian into the English language solely for the convenience of international readers. Despite all the efforts devoted to this translation, certain errors, omissions or approximations may subsist. Telecom Italia, its representatives and employees decline all responsibility in this regard.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements, which reflect management's current views with respect to certain future events, trends and financial performance. Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside of our control, that could significantly affect expected results of future events.

The following important factors could cause actual results to differ materially from those projected or implied in any forward-looking statements:

- our ability to successfully implement our strategy over the 2011-2013 period;

- our ability to successfully achieve our debt reduction targets;

- the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

- the impact of the global recession in the principal markets in which we operate;

- our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing and international mobile roaming;

- our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

- our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

- the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

- the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

- our services are technology-intensive and the development of new technologies could render such services non-competitive;

- the impact of political developments in Italy and other countries in which we operate;

- the impact of fluctuations in currency exchange and interest rates;

- our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

- our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make (such as those in Brazil);

- the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and

- the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

Half-year Financial

Report

at June 30, 2011

Contents

Interim Management Report

Telecom Italia Group

3

Review of Operating and Financial Performance - Telecom Italia Group

8

Events Subsequent to June 30, 2011

24

Business Outlook for the Year 2011

24

Half-year Condensed Consolidated Financial Statements

25

Highlights – The Business Units of the Telecom Italia Group

31

The Business Units of the Telecom Italia Group

33

Domestic

33

Brazil

42

Argentina

46

Media

50

Olivetti

54

Corporate Boards at June 30, 2011

57

Macro-Organization Chart at June 30, 2011 - Telecom Italia Group

59

Information for Investors

60

Related Party Transactions

64

Sustainability Section

65

Alternative Performance Measures

79

Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2011
Contents	82
Consolidated Statements of Financial Position	83
Separate Consolidated Income Statements	85
Consolidated Statements of Comprehensive Income	86
Consolidated Statements of Changes in Equity	87
Consolidated Statements of Cash Flows	88
Notes to the Half-year Condensed Consolidated Financial Statements	90
Certification of the Half-year Condensed Consolidated Financial Statements at June 30, 2011 Pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions	170
Auditors’ Report on the Review of the Half-year Condensed Consolidated Financial Statements at June 30, 2011	171
Useful Information	172

This document has been translated into English solely for the convenience of the readers.

In the event of a discrepancy, the Italian-language version prevails.

Key Operating and Financial Data -

Telecom Italia Group

►

Half-year 2011 Highlights

•

The Group continues its repositioning on markets which offer better prospects for growth. Thanks to the consolidation of Argentina and the strong gains by Brazil, consolidated revenues are up 10% to 14.5 billion euros compared to the corresponding period of the previous year.

•

At the end of the period, operations in South America account for, in organic terms, 34% of the Group’s revenues and 20% of its operating free cash flow (EBITDA-Capital Expenditures).

•

Cash flows generated by the Group continue to be solid, thanks in part to the huge commitment to improve efficiency, above all in the Domestic market. These results enable the Group to continue to reduce Adjusted Net Financial Debt which at June 30, 2011 is 349 million euros lower than at December 31, 2010 and about 2.5 billion euros down from June 30, 2010.

•

The Domestic market continues to feature a declining business trend due to the difficult macroeconomic situation and fierce competition in the market. Competitive repositioning begun last year is nevertheless starting to produce results; the contraction in revenues is slowing down particularly on account of the stabilization of prices in the mobile area and protection of value in the fixed client base.

•

The impairment test conducted at June 30, 2011 led to an impairment charge of 3.2 billion euros on the Goodwill allocated to the Core Domestic business. Such Goodwill, which originated during the period 1999-2005 as a result of acquisitions and the shortening of the Company’s chain of command, was recalculated at 38.3 billion euros.

•

The consolidated net loss for the period attributable to owners of the Parent of 2.0 billion euros thus reflects the impact of the Goodwill impairment charge, which is countered by a current operating trend that remains positive. Excluding the negative impact of the Goodwill impairment charge, the profit for the period would have been 1.2 billion euros, which is basically in line with that of the prior year.

•

The Goodwill impairment charge has no financial effect and therefore does not have any consequences on the Company’s debt deleveraging plans and the dividend payment policy which will be decided in conformity with the indications already announced to the market and taking into account the distributable reserves of the Parent which amount to more than 10 billion euros at June 30, 2011.

The trend of the key operating and financial indicators in the first half of 2011 can be summarized as follows:

Reported consolidated Revenues: amount to 14,543 million euros. This is an increase of 10.0% (+1,320 million euros) thanks to the revenues contributed by Latin American operations, which benefited from the entry of the Argentina Business Unit in the scope of consolidation, and the positive performance by the Brazil Business Unit. The change in organic consolidated Revenues(1) is equal to +1.0% compared to the same period of the prior year.

More to the point:

•

the organic reduction in Domestic Business Unit Revenues is 6.7%; as for the performance by customer segment, compared to the same period of the prior year, the first half of 2011 posted a reduction in revenues of 7.8% in the Consumer segment, 7.1% in the Business segment and 5.3% in the Top Clients segment.

•

Revenues in Brazil report an organic growth of 16.8% compared to the first half of 2010 (+503 million euros).

•

Organic Revenues in Argentina grew 27.8% over the first half of 2010 (328 million euros); in particular, Revenues of the Mobile business are up 34.4% while the Fixed-line area expanded by 15.4% compared to the corresponding period of the prior year.

Reported EBITDA: rose 244 million euros (from 5,733 million euros in the first half of 2010 to 5,977 million euros in the first half of 2011); a positive contribution was made to this result by the entry of the Argentina Business Unit in the scope of consolidation. Reported consolidated EBITDA margin fell 2.3 percentage points, settling at 41.1% in the first half of 2011 (43.4% in the first half of 2010).

Organic consolidated EBITDA margin is down 1.2 percentage points to 41.4% in the first half of 2011 (42.6% in the first half of 2010). Such performance is linked to higher revenues to total revenues by South America where margins are lower than those of the Domestic Business. In terms of the amount, organic EBITDA totals 6,021 million euros (6,143 million euros in the same period of the prior year).

Reported consolidated EBIT: is a negative of 51 million euros in the first half of 2011 (profit of 2,881 million euros in the first half of 2010) and is penalized by the impact of the impairment charge of 3,182 million euros on the goodwill allocated to the Domestic business.

Organic consolidated EBIT: amounts to 3,174 million euros in the first half of 2011 (+4.0% compared to the first half of 2010). Organic consolidated EBIT margin is 21.8%, gaining 0.6 percentage points compared to the same period of last year (21.2%).

Finance income/expenses and Investment Results: show the finance component, investment management and the equity valuation of associates basically in line with the same period of the prior year. The investment results, in particular, include the positive impact of 17 million euros from the January 31, 2011 sale of the entire investment held in EtecSA (Cuba), which is in addition to the benefit of the impairment reversal of 30 million euros that had been recorded in 2010.

Loss for the period attributable to owners of the Parent: is 2,013 million euros, with a reduction of 3,224 million euros compared to the first half of 2010 (profit of 1,211 million euros). Excluding the impact of the goodwill impairment charge, the profit for the period would have amounted to 1,169 million euros, a figure basically in line with that of the corresponding period of the prior year.

Operating free cash flow: is 2,512 million euros in the first half of 2011, increasing 360 million euros over the corresponding period of the prior year, confirming the Group’s growing ability to generate cash flows, thanks to the positive contribution of the Domestic and Brazil markets and also the entry of the Argentina Business Unit in the scope of consolidation.

Adjusted net financial debt: is 31,119 million euros at June 30, 2011, down 349 million euros compared to December 31, 2010 (31,468 million euros). Better cash generation from operating activities, together with the receipt of 386 million euros from the sale of the investment in EtecSA (Cuba), amply covered the payment of dividends (1,325 million euros, of which 1,183 million euros was paid to the market by the Parent) and the purchase of shares which in the first half of 2011 enabled the Telecom Italia Group to increase its economic stake in the Telecom Argentina group from 16.2% to 21.1%.

Compared to June 30, 2010, adjusted net financial debt decreased by about 2.5 billion euros, confirming the positive advances in deleveraging forecast for the entire year 2011 of a reduction in debt of approximately 2 billion euros by the end of the year.

Liquidity margin: liquidity amounts to 5.1 billion euros at June 30, 2011. During the first half of 2011, two new bond issues were placed on the European market for a total of 1.75 billion euros while about 3.5 billion euros of debt was repaid or repurchased. There is also another 7.8 billion euros of liquidity in long-term irrevocable credit lines (mainly 6.5 billion euros expiring in 2014 and 1.25 billion euros expiring in 2013), not subject to events which limit utilization. In the present environment of financial market uncertainty, the Telecom Italia Group keeps a high level of financial coverage, optimizing, at the same time, the average cost of debt.

The Half-year Financial Report at June 30, 2011 of the Telecom Italia Group has been prepared as set out in art. 154-ter (Financial Reports) of Legislative Decree 58/1998 (Consolidated Law on Finance – TUF), and subsequent amendments and additions and has been drawn up in accordance with  international accounting standards issued by the International Accounting Standards Board and endorsed by the European Union (denominated “IFRS”), as well as the measures enacted implementing art. 9 of Legislative Decree 38/2005.

The Half-year Financial Report includes:

•

the Interim Management Report;

•

the Half-year Condensed Consolidated Financial Statements;

•

the Certification of the Half-year Condensed Consolidated Financial Statements pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with amendments and additions.

The accounting principles and consolidation principles adopted in the preparation of the Half-year Condensed Consolidated Financial Statements at June 30, 2011 have been applied on a basis consistent with those adopted in the Annual Consolidated Financial Statements at December 31, 2010, to which reference can be made, except for new standards and interpretations adopted by the Group beginning from January 1, 2011. Such new standards and interpretations did not have any impact on the Half-year Condensed Consolidated Financial statements at June 30, 2011.

The Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, uses certain alternative performance measures in order to present a better understanding of the trend of operations and financial condition. Specifically, these alternative performance measures refer to: EBITDA, EBIT, the organic change in revenues, EBITDA and EBIT, net financial debt carrying amount and adjusted net financial debt. Additional details on such measures are presented under “Alternative Performance Measures”.

Furthermore, the part entitled “Business Outlook for the Year 2011” contains forward-looking statements in relation to the Group’s intentions, beliefs or current expectations regarding financial performance and other aspects of the Group’s operations and strategies. Readers of the Half-year Financial Report are reminded not to place undue reliance on forward-looking statements; actual results may differ significantly from forecasts owing to numerous factors, the majority of which is beyond the scope of the Group’s control.

PRINCIPAL CHANGES IN THE SCOPE OF CONSOLIDATION

On October 13, 2010, the Sofora group – Telecom Argentina entered the scope of consolidation following the increase, from 50% to 58%, in the stake held by the Telecom Italia Group in the share capital of Sofora Telecomunicaciones S.A., the controlling holding company, of the Telecom Argentina group. In January and in March 2011, further shares were acquired which increased the economic stake in the Telecom Argentina group from 16.2% to 21.1%.

The data of the Sofora group are represented in the Telecom Italia Group by the new business unit denominated “Argentina Business Unit”.

During 2010 the following companies exited the scope of consolidation: HanseNet Telekommunikation GmbH (a company operating in the broadband sector in Germany), which had already been classified in Discontinued operations/Non-current assets held for sale, whose sale took place on February 16, 2010; Elettra (a company included in the Domestic Business Unit – International Wholesale) sold on September 30, 2010 and the BBNed group (included in Other Operations) sold on October 5, 2010.

Consolidated Operating and Financial Data

(millions of euros)	1st Half 2011	1st Half 2010	Change %

Revenues	14,543	13,223	10.0
EBITDA (1)	5,977	5,733	4.3
EBIT(1)	(51)	2,881	n.s.
Profit (loss) before tax from continuing operations	(1,009)	1,924	n.s.
Profit (loss) from continuing operations	(1,786)	1,242	n.s.
Profit (loss) from Discontinued operations/Non-current assets held for sale	(11)	(2)	n.s.
Profit (loss) for the period	(1,797)	1,240	n.s.
Profit (loss) for the period attributable to owners of the Parent	(2,013)	1,211	n.s.
Capital expenditures	2,037	2,021	0.8

Consolidated Financial Position Data

(millions of euros)	6/30/2011	12/31/2010	Change

Total assets	82,305	89,131	(6,826)
Total equity	29,354	32,610	(3,256)
- attributable to owners of the Parent	25,761	28,819	(3,058)
- attributable to non-controlling interests	3,593	3,791	(198)
Total liabilities	52,951	56,521	(3,570)
Total equity and liabilities	82,305	89,131	(6,826)
Share capital	10,600	10,600	-
Net financial debt carrying amount (1)	31,505	32,087	(582)
Adjusted net financial debt (1)	31,119	31,468	(349)
Adjusted net invested capital (2)	60,473	64,078	(3,605)
Debt Ratio (Adjusted net financial debt /Adjusted net invested capital)	51.5%	49.1%	2.4pp

Consolidated Profit Ratios

	1st Half 2011	1st Half 2010	Change

EBITDA(1)/Revenues	41.1%	43.4%	(2.3)pp
EBIT(1)/Revenues (ROS)	n.s.	21.8%	n.s.

Headcount, number in the Group at period-end(3)

(number)	6/30/2011	12/31/2010	Change

Headcount	84,335	84,200	135

Headcount, average number in the Group(3)

(equivalent number)	1st Half 2011	1st Half 2010	Change

Headcount	77,985	67,130	10,855

(1)

Details are provided in the section “Alternative Performance Measures”.

(2)

Adjusted net invested capital = Total equity + Adjusted net financial debt.

(3)

Headcount includes the number of persons with temp work contracts.

Review of Operating and Financial Performance - Telecom Italia Group

 ►Half-year 2011 Consolidated Operating Performance

The key operating indicators for the first half of 2011 compared to the corresponding period of 2010 are as follows:

(millions of euros)	1st Half 2011	1st Half 2010	Change (a-b)
	(a)	(b)	amount	%	% organic

Revenues	14,543	13,223	1,320	10.0	1.0
EBITDA	5,977	5,733	244	4.3	(2.0)
EBITDA margin	41.1%	43.4%	(2.3)pp
Organic EBITDA margin	41.4%	42.6%	(1.2)pp
Depreciation and amortization, losses on disposals and other impairment losses on non-current assets	(2,846)	(2,852)	6
Impairment loss on Core Domestic goodwill	(3,182)	-	(3,182)
EBIT	(51)	2,881	(2,932)	n.s.	4.0
EBIT margin	n.s.	21.8%	n.s.
Organic EBIT margin	21.8%	21.2%	0.6 pp
Profit (loss) before tax from continuing operations	(1,009)	1,924	(2,933)	n.s.
Profit (loss) from continuing operations	(1,786)	1,242	(3,028)	n.s.
Profit (loss) from Discontinued operations/non-current assets held for sale	(11)	(2)	(9)	n.s.
Profit (loss) for the period	(1,797)	1,240	(3,037)	n.s.
Profit (loss) for the period attributable to owners of the Parent	(2,013)	1,211	(3,224)	n.s.

Revenues

Revenues amount to 14,543 million euros in the first half of 2011, increasing 10.0% compared to 13,223 million euros in the first half of 2010 (+1,320 million euros). In terms of the organic change, consolidated revenues increased 1.0% (+137 million euros).

In particular, the organic change in revenues is calculated by:

•

considering the effect of the change in the scope of consolidation (1,104 million euros, principally in reference to the consolidation of the Argentina Business Unit);

•

considering the effect of exchange differences (+114 million euros, almost entirely due to the positive exchange rate effect of the Brazil Business Unit (1), equal to +121 million euros);

•

excluding other non-organic revenues, equal to 35 million euros in the first half of 2010, relating to the termination, in the first half of 2010, of the “1001TIM” loyalty program which had produced an increase in revenues from award credits previously suspended because not used by the customer.

The breakdown of revenues by operating segment is the following:

(millions of euros)	1st Half 2011		1st Half 2010		Change
		% of total		% of total	amount	%	% organic

Domestic	9,356	64.3	10,091	76.3	(735)	(7.3)	(6.7)
Core Domestic	8,953	61.6	9,563	72.3	(610)	(6.4)	(6.0)
International Wholesale	642	4.4	805	6.1	(163)	(20.2)	(17.5)
Brazil	3,499	24.1	2,875	21.7	624	21.7	16.8
Argentina	1,511	10.4	-	-	1,511	-	27.8
Media, Olivetti and Other Operations	280	1.9	346	2.6	(66)	(19.1)	(7.9)
Adjustments and Eliminations	(103)	(0.7)	(89)	(0.6)	(14)
Total consolidated revenues	14,543	100.0	13,223	100.0	1,320	10.0	1.0

(millions of euros)
13,223
+1,104
+114
-35
14,406
-673
+503
+328
-9
-15
+3
14,543
-
14,543
organic change : +137 (+1.0%)
1st Half 2010
Change in scope of consolidation effect
Foreign exchange effect
Non-organic revenues
1st Half 2010 on a comparable basis
Domestic
Brazil
Argentina
Media
Olivetti
Other Operations and eliminations
1st Half 2011 on a comparable basis
Non-organic revenues
1st Half 2011
+1,320 (+10.0%)

The following chart summarizes the changes in organic revenues in the periods under comparison:

The Domestic Business Unit (divided into Core Domestic and International Wholesale) reports a declining trend in organic Revenues of 6.7% compared to the first half of 2010. This is an improvement over the first quarter of the year (-7.4%) thanks to the initial results from the repositioning strategy undertaken in the mobile business and the defense of value of the fixed customer base.

The organic services component (8,995 million euros in the first half of 2011) records a contraction of 6.9% and confirms the improving trend over the prior year (-7.6% in the first quarter of 2011 compared to -6.2% in the second quarter of 2011), driven by the mobile area (-10.2% in the first half of 2011,         -8.7% in the second quarter of 2011), where the efforts made to competitively reposition TIM’s rate plans are still being felt but to a lesser degree. The fixed area, with a contraction in revenues of 332 million euros (-4.9% in the first half of 2011, in line with the first quarter of 2011), reflects the performance of the International Wholesale voice business. Revenues in that area were penalized by strong price pressure caused by market competition and also rationalization measures undertaken to achieve a more selective approach to the client portfolio, recording a reduction of 21.8% in the first half of 2011, although there was no significant impact on the margin. Retail customer Revenues also contracted from the prior year (-6.2%) but improved during the first half (-6.3% in the first quarter of 2011; -6.0% in the second quarter of 2011).

As for handset sales, revenues total 361 million euros in the first half of 2011, displaying an increase driven entirely by the mobile area which benefits from a greater sales push on terminals offering mobile internet services.

As for the Brazil Business Unit, organic revenues grew 16.8% in the first half of 2011 compared to the first half of 2010. Service revenues confirm the positive trend (+10.4% in the first half of 2011) that was seen in the first quarter of 2011 (+9.0%), propelled by the growth of the customer base (55.5 million lines at June 30, 2011). Handset sales also show a significant increase (+142% in the first half of 2011) boosted, like the domestic business, by the strategy focusing on smartphones and webphones as the lever for the growth of mobile data traffic revenues.

An in-depth analysis of revenue performance by individual Business Unit is provided in the chapter “The Business Units of the Telecom Italia Group”.

EBITDA

EBITDA is 5,977 million euros, increasing 244 million euros (+4.3%) compared to the same period of the prior year; the EBITDA margin is 41.1% (43.4% in the first half of 2010). In organic terms, EBITDA decreased 2.0% and the EBITDA margin is down 1.2 percentage points (41.4% in the first half of 2011 vs. 42.6% in the first half of 2010).

Details of EBITDA and EBITDA margins by operating segment are as follows:

(millions of euros)	1st Half 2011		1st Half 2010		Change
		% of total		% of total	amount	%	% organic

Domestic	4,547	76.1	4,920	85.8	(373)	(7.6)	(6.2)
EBITDA margin	48.6		48.8		(0.2) pp		0.3 pp
Brazil	948	15.9	823	14.4	125	15.2	10.6
EBITDA margin	27.1		28.6		(1.5) pp		(1.5) pp
Argentina	506	8.5	-	-	506		23.8
EBITDA margin	33.5		-	-
Media, Olivetti and Other Operations	(24)	(0.5)	(11)	(0.2)	(13)
Adjustments and Eliminations	-	-	1	-	(1)
Total consolidated EBITDA	5,977	100.0	5,733	100.0	244	4.3	(2.0)
EBITDA margin	41.1		43.4		(2.3) pp		(1.2) pp

 The following chart summarizes the changes in organic EBITDA:

(Revenues and income) / Costs and expenses excluded from the calculation of organic EBITDA are the following:

(millions of euros)	1st Half 2011	1st Half 2010	Change

Non-organic revenues	-	(35)	35
Disputes and settlements	8	4	4
Other	36	12	24
Total net non-organic (revenues and income) / costs and expenses	44	(19)	63

EBITDA was particularly impacted by the change in the line items analyzed below:

•

Acquisition of goods and services:  the increase of 864 million euros is largely due to the entry of the Argentina Business Unit in the scope of consolidation (an impact of 617 million euros in the first half of 2011) and the surge in the sales and technical costs of the Brazil Business Unit – due mainly to an overall increase of +574 million euros – needed to support the growth of the customer base and sales. Countering these charges is the performance of the domestic business which benefits from cost cutting actions which contributed to a reduction in purchases of 274 million euros compared to the first half of 2010 (-7.6%);

•

Employee benefits expenses: record a total increase of 119 million euros. The increase largely reflects the entry of the Argentina Business Unit in the scope of consolidation (an impact of 208 million euros in the first half of 2011); in contrast, the Italian component of ordinary employee benefits expenses is down 98 million mainly due to the reduction in the average headcount of the salaried workforce of 4,176 persons compared to the first half of 2010 (of whom -1,497 are under so-called “solidarity contracts” in Telecom Italia S.p.A. and Shared Service Center S.r.l.);

•

Other operating expenses: grew 274 million euros compared to the first half of 2010 largely on account of the entry of the Argentina Business Unit in the scope of consolidation (an impact of 157 million euros in the first half of 2011), the increase of the Brazil Business Unit (+47 million euros including an exchange rate effect of 12 million euros) and the Domestic Business Unit (+73 million euros).  In particular:

-

writedowns and expenses in connection with credit management include 180 million euros referring to the Domestic Business Unit (154 million euros in the first half of 2010), 47 million euros to the Brazil Business Unit (77 million euros in the first half of 2010) and 15 million euros to the Argentina Business Unit;

-

provision charges recorded mainly for pending disputes include 43 million euros referring to the Domestic Business Unit (19 million euros in the first half of 2010),

30 million euros to the Brazil Business Unit (17 million euros in the first half of 2010) and 5 million euros to the Argentina Business Unit;

-

telecommunications operating fees and charges show an increase of 93 million euros referring primarily to the Brazil Business Unit (+60 million euros, including a positive exchange rate effect of 7 million euros), as well as the entry of the Argentina Business Unit in the scope of consolidation (28 million euros).

Details of the main line items which impacted EBITDA are presented in the following tables:

Acquisition of goods and services

(millions of euros)	1st Half 2011	1st Half 2010	Change

Purchases of goods	1,162	559	603
Portion of revenues to be paid to other operators and interconnection costs	2,088	2,154	(66)
Commercial and advertising costs	1,125	987	138
Power, maintenance and outsourced services	707	595	112
Rent and leases	316	289	27
Other service expenses	834	784	50
Total acquisition of goods and services	6,232	5,368	864
% of Revenues	42.9	40.6	2.3 pp

Employee benefits expenses

(millions of euros)	1st Half 2011	1st Half 2010	Change

Employee benefits expenses - Italy	1,576	1,674	(98)
Employee benefits expenses – Outside Italy	388	171	217
Total employee benefits expenses	1,964	1,845	119
% of Revenues	13.5	14.0	(0.5) pp

Average headcount of the salaried workforce

(equivalent number)	1st Half 2011	1st Half 2010	Change

Average salaried headcount – Italy	53,555	57,731	(4,176)
Average salaried headcount – Outside Italy (1)	24,430	9,399	15,031
Total average salaried headcount (2)	77,985	67,130	10,855

 (1)

The increment in the average headcount of the salaried workforce is primarily attributable to the entry of the Argentina Business Unit in the scope of consolidation (14,993 average headcount in the first half of 2011).

 (2)

Includes the average headcount with temp work contracts: 95 in the first half of 2011 (78 in Italy and 17 outside Italy). In the first half of 2010, the headcount was 77 (64 in Italy and 13 outside Italy).

Headcount at period-end

(number)	6/30/2011	12/31/2010	Change

Headcount – Italy	57,853	58,045	(192)
Headcount – Outside Italy	26,482	26,155	327
Total(1)	84,335	84,200	135

(1)

Includes headcount with temp work contracts: 90 at June 30, 2011 and 71 at December 31, 2010.

Other income

(millions of euros)	1st Half 2011	1st Half 2010	Change

Late payment fees charged for telephone services	36	35	1
Recovery of employee benefit expenses, purchases and services rendered	14	19	(5)
Capital and operating grants	14	17	(3)
Damage compensation, penalties and sundry recoveries	10	7	3
Sundry income	34	26	8
Total	108	104	4

Other operating expenses

(millions of euros)	1st Half 2011	1st Half 2010	Change

Writedowns and expenses in connection with credit management	244	236	8
Provision charges	80	38	42
Telecommunications operating fees and charges	301	208	93
Indirect duties and taxes	167	58	109
Penalties, settlement compensation and administrative fines	21	9	12
Association dues and fees, donations, scholarships and traineeships	11	12	(1)
Sundry expenses	20	9	11
Total	844	570	274

Depreciation and amortization

Details are as follows:

(millions of euros)	1st Half 2011	1st Half 2010	Change

Amortization of intangible assets with a finite useful life	1,092	1,183	(91)
Depreciation of property, plant and equipment – owned and leased	1,751	1,662	89
Total	2,843	2,845	(2)

The increase in amortization and depreciation charges is due to the entry of the Argentina Business Unit in the scope of consolidation (an impact of 261 million euros in the first half of 2011) countered by the decrease in amortization and depreciation charges of the Domestic Business Unit (-111 million euros) and the Brazil Business Unit (-149 million euros, including the effect of the change in the real/euro exchange rate of +28 million euros).

Impairment reversals (losses) on non-current assets

The impairment losses on non-current assets amount to 3,182 million euros in the first half of 2011 following the impairment charge to Goodwill allocated to the Core Domestic cash-generating unit of the Domestic Business Unit.

Specifically, in the first half of 2011, the Group, as in prior years, repeated the impairment test on goodwill. The results of the test led to an impairment charge to the goodwill allocated to the Core Domestic cash-generating unit of 3,182 million euros. The impairment test, according to the Group’s specific testing procedure, took into account the worsening of the financial market context both in general terms, with reference to the trend of interest rates, and in specific terms, according to the expectations of analysts about the anticipated performance of the Business Unit in question. For a more detailed analysis, reference should be made to the Note “Goodwill” in the Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2011.

EBIT

EBIT is a negative 51 million euros, with a negative change of 2,932 million euros compared to the first half of 2010. The organic change in EBIT, calculated by excluding also the above goodwill impairment charge, is a profit of 122 million euros (+4.0%); the organic EBIT margin grew from 21.2% in the first half of 2010 to 21.8% in the first half of 2011.

In detail, the organic change in EBIT is calculated by:

•

excluding the effect of the change in the scope of consolidation (184 million euros, mainly referring to the consolidation of the Argentina Business Unit);

•

excluding the effect of the exchange rate changes (+6 million euros);

•

excluding (revenues and income) / costs and expenses, with details as follows:

(millions of euros)	1st Half 2011	1st Half 2010	Change

Non-organic costs and expenses already described under EBITDA	44	(19)	63
Impairment charge of CGU Core Domestic goodwill	3,182	-	3,182
Other	(1)	-	(1)
Total net non-organic (revenues and income)/costs and expenses	3,225	(19)	3,244

Share of profits (losses) of associates and joint ventures accounted for using the equity method

Details are as follows:

(millions of euros)	1st Half 2011	1st Half 2010	Change

EtecSA (Cuba)	-	36	(36)
Other	(12)	3	(15)
Total	(12)	39	(51)

The investment in EtecSA (Cuba), which was classified in Non-current assets held for sale starting from the month of October 2010, was sold on January 31, 2011.

Other income (expenses) from investments

In the first half of 2011, Other income (expenses) from investments is an income balance of 15 million euros and refers for 17 million euros to the gain on the sale of the entire 27% investment in the Cuban operator EtecSA. That amount is in addition to the benefit from the impairment reversal of 30 million euros, recorded in 2010.

In the first half of 2010, Other income (expenses) from investments was an income balance of 2 million euros and mainly included the net gains on the sale of minor companies.

Finance income (expenses)

Finance income (expenses) is an expense balance of 961 million euros (an expense balance of 998 million euros in the first half of 2010); this is an improvement of 37 million euros largely arising from lower net debt exposure.

Income tax expense

Income tax expense is 777 million euros and posts an increase of 95 million euros compared to the first half of 2010 (682 million euros) owing to higher taxable profit reported by the South American Business Units.

Profit (Loss) from Discontinued operations/Non-current assets held for sale

In the first half of 2011, the balance is a loss of 11 million euros and includes expenses incurred in connection with the sales transactions of prior years.

Profit (loss) for the period

The profit (loss) for the period can be analyzed as follows:

(millions of euros)	1st Half 2011	1st Half 2010

Profit (loss) for the period	(1,797)	1,240
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	(2,002)	1,213
Profit (loss) from Discontinued operations/Non-current assets held for sale	(11)	(2)
Profit (loss) for the period attributable to owners of the Parent	(2,013)	1,211
Non-controlling interests:
Profit (loss) from continuing operations	216	29
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	-
Profit (loss) attributable to Non-controlling interests	216	29

 ►Consolidated Financial Position Performance

Financial position structure

(millions of euros)	6/30/2011	12/31/2010	Change
	(a)	(b)	(a-b)

Assets
Non-current assets	67,793	73,153	(5,360)
Goodwill	40,691	43,912	(3,221)
Other intangible assets	7,459	7,903	(444)
Tangible assets	15,712	16,550	(838)
Other non-current assets	3,931	4,788	(857)
Current assets	14,512	15,589	(1,077)
Inventories, Trade and miscellaneous receivables and other current assets	8,934	8,177	757
Current income tax receivables	131	132	(1)
Securities other than investments, Financial receivables and other current financial assets, Cash and cash equivalents	5,447	7,280	(1,833)
Discontinued operations/Non-current assets held for sale	-	389	(389)
of a financial nature	-	-	-
of a non-financial nature	-	389	(389)
	82,305	89,131	(6,826)
Equity and liabilities
Equity	29,354	32,610	(3,256)
Non-current liabilities	36,932	38,450	(1,518)
Current liabilities	16,019	18,071	(2,052)
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature	-	-	-
of a non-financial nature	-	-	-
	82,305	89,131	(6,826)

Non-current assets

•

Goodwill: decreased 3,221 million euros due not only to the previously mentioned impairment charge of 3,182 million euros but also to fluctuations in the exchange rates of the companies in Brazil and Argentina.

•

Other intangible assets: decreased 444 million euros, from 7,903 million euros at the end of 2010 to 7,459 million euros at June 30, 2011, being the balance of the following:

–

additions (+853 million euros);

–

amortization charge for the period (-1,092 million euros);

–

disposals, exchange differences, other changes in the scope of consolidation, reclassifications and other movements (for a net balance of -205 million euros).

•

Tangible assets: decreased 838 million euros from 16,550 million euros at the end of 2010 to 15,712 million euros at June 30, 2011, being the balance of the following:

–

additions (+1,184 million euros);

–

depreciation charge for the period (-1,751 million euros);

–

disposals, exchange differences, other changes in the scope of consolidation, reclassifications and other movements (for a net balance of -271 million euros).

Discontinued operations/Non-current assets held for sale

At December 31, 2010, this line item included the entire investment held in EtecSA (Cuba) which was sold on January 31, 2011.

Consolidated equity

Consolidated equity amounts to 29,354 million euros (32,610 million euros at December 31, 2010), of which 25,761 million euros is attributable to owners of the Parent (28,819 million euros at December 31, 2010) and 3,593 million euros is attributable to Non-controlling interests (3,791 million euros at December 31, 2010).

In greater detail, the changes in equity are the following:

(millions of euros)	6/30/2011	12/31/2010

At the beginning of the period	32,610	27,120
Total comprehensive income (loss) for the period	(1,868)	4,568
Dividends declared by:	(1,257)	(1,164)
Telecom Italia S.p.A.	(1,184)	(1,029)
Other Group companies	(73)	(135)
Effect of capital transactions by Telecom Italia Media	-	47
Issue of equity instruments	4	32
Effect of increase in economic stake in Argentina BU	(153)	-
Change in scope of consolidation and other changes	18	2,007
At the end of the period	29,354	32,610

►Cash flows

The following chart summarizes the main transactions which had an impact on the change in net financial debt during the first half of 2011:

 Change in adjusted net financial debt

(millions of euros)	1st Half 2011	1st Half 2010	Change

EBITDA	5,977	5,733	244
Capital expenditures on an accrual basis	(2,037)	(2,021)	(16)
Change in net operating working capital:	(1,381)	(1,518)	137
Change in inventories	(73)	109	(182)
Change in trade receivables and net amounts due on construction contracts	(278)	(598)	320
Change in trade payables (*)	(843)	(1,025)	182
Other changes in operating receivables/payables	(187)	(4)	(183)
Change in provisions for employees benefits	(55)	(5)	(50)
Change in operating provisions and Other changes	8	(37)	45
Net operating free cash flow	2,512	2,152	360
% of Revenues	17.3	16.3	1.0 pp

Sale of investments and other disposals flow	392	812	(420)
Financial investments	(156)	(4)	(152)
Telecom Italia Media capital increase	-	44	(44)
Dividend payment	(1,325)	(1,060)	(265)
Finance expenses, income taxes and other net non-operating requirements flow	(1,074)	(1,574)	500
Reduction/(Increase) in adjusted net financial debt	349	370	21

(*) Includes the change in trade payables for amounts due to fixed asset suppliers.

In addition to what has already been described with reference to EBITDA, net operating free cash flow during the first half of 2011 has been particularly impacted by the following:

Capital expenditures on an accrual basis

The breakdown of capital expenditures by operating segment is as follows:

(millions of euros)	1st Half 2011		1st Half 2010		Change
		% of total		% of total

Domestic	1,358	66.7	1,487	73.6	(129)
Brazil	444	21.8	507	25.1	(63)
Argentina	205	10.1	-	-	205
Media, Olivetti and Other Operations	30	1.4	27	1.3	3
Adjustments and Eliminations	-	-	-	-	-
Total consolidated capital expenditures	2,037	100.0	2,021	100.0	16
% of Revenues	14.0		15.3		(1.3) pp

Capital expenditures in the first half of 2011 total 2,037 million euros and are basically unchanged compared to the first half of 2010. Specifically, the reduction in the capital expenditures of the Domestic Business Unit (-129 million euros; -8.7%), which also benefits from the effects of the programs to cut costs and capital expenditures, and of the Brazil Business Unit (-63 million euros) is offset by the entry of the Argentina Business Unit in the scope of consolidation (+205 million euros).

Sale of investments and other disposals flow

Sale of investments and other disposals flow totals 392 million euros and 386 million euros of that amount refers to the portion already received, net of related accessory charges, from the sale of EtecSA (Cuba). The transaction specifically provides that the Telecom Italia Group will receive a total of 706 million U.S. dollars, of which 500 million U.S. dollars has already been paid by the buyer on

January 31, 2011; the remaining amount will be paid by EtecSA in 36 monthly installments. The receivable is secured by specific guarantees.

Financial investments: acquisition of stakes in the Sofora – Telecom Argentina group

During the first half of 2011, the Telecom Italia Group increased the stakes held in Sofora Telecomunicaciones S.A. and in Nortel Inversora S.A. (the controlling holding company of the Telecom Argentina group, which, in turn, is controlled by Sofora Telecomunicaciones) for a total investment of 155 million euros.

In particular:

•

on January 24, 2011, the Telecom Italia Group, through its subsidiary Telecom Italia International N.V., purchased 2,351,752 Nortel American Depositary Shares (ADS), representing Preferidas B shares, from Fintech Investment Ltd for 65.8 million U.S. dollars.

The ADSs in question represent 117,587.6 Preferidas B shares (without voting rights);

•

on March 9, 2011, Telecom Italia, through its subsidiary Telecom Italia International N.V., purchased a 10% stake in Sofora Telecomunicaciones S.A. from the local partner Werthein and thus increased its investment holding in Sofora from 58% to 68% of the company’s share capital. The transaction did not alter or modify either the governance rights of the Telecom Argentina group established by agreement between the shareholders signed by the Telecom Italia Group and Werthein, which is still in force, or the commitments undertaken by the Telecom Italia Group with the Argentine antitrust authorities.

In view of the above increments in the investments, the economic stake of the Telecom Italia Group in Telecom Argentina rose from 16.2% at December 31, 2010 to the current 21.1%.

Finance expenses, income taxes and other net non-operating requirements flow

Finance expenses, income taxes and other net non-operating requirements flow mainly includes the payment, during the first half of 2011, of net finance expenses, income taxes and also the change in non-operating receivables and payables.

During the first half of 2010, the item also included the court ordered deposit of 282 million euros for the precautionary confiscation of liquid resources relating to the Telecom Italia Sparkle case. The seizure order was reversed in August 2010.

 ►Net Financial Debt

Net financial debt is composed as follows:

Net financial debt

(millions of euros)	6/30/2011	12/31/2010	Change
	(a)	(b)	(a-b)

Non-current financial liabilities
Bonds	23,153	24,589	(1,436)
Amounts due to banks, other financial payables and liabilities	8,554	8,317	237
Finance lease liabilities	1,379	1,442	(63)
	33,086	34,348	(1,262)
Current financial liabilities (*)
Bonds	3,675	4,989	(1,314)
Amounts due to banks, other financial payables and liabilities	1,479	1,661	(182)
Finance lease liabilities	254	232	22
	5,408	6,882	(1,474)
Financial liabilities relating to Discontinued operations/Non-current assets held for sale	-	-	-
Total Gross financial debt	38,494	41,230	(2,736)
Non-current financial assets
Securities other than investments	(12)	(13)	1
Financial receivables and other non-current financial assets	(1,530)	(1,850)	320
	(1,542)	(1,863)	321
Current financial assets
Securities other than investments	(1,301)	(1,316)	15
Financial receivables and other current financial assets	(386)	(438)	52
Cash and cash equivalents	(3,760)	(5,526)	1,766
	(5,447)	(7,280)	1,833
Financial assets relating to Discontinued operations/Non-current assets held for sale	-	-	-
Total financial assets	(6,989)	(9,143)	2,154
Net financial debt carrying amount	31,505	32,087	(582)
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(386)	(619)	233
Adjusted net financial debt	31,119	31,468	(349)
Breakdown as follows:
Total adjusted gross financial debt	37,082	39,383	(2,301)
Total adjusted financial assets	(5,963)	(7,915)	1,952
(*) of which current portion of medium/long-term debt:
Bonds	3,675	4,989	(1,314)
Amounts due to banks, other financial payables and liabilities	998	919	79
Finance lease liabilities	254	232	22

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and optimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments. Such instruments, it should be stressed, are not used for speculative purposes and all have an underlying.

Furthermore, in order to determine its exposure to interest rates, the Group defines an optimum composition for the fixed-rate and variable-rate debt structure and uses derivative financial instruments to achieve that prefixed composition. Taking into account the Group’s operating activities, the optimum mix of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in a range of 60% - 70% for the fixed-rate component and 30% - 40% for the variable-rate component.

In managing market risks, the Group has adopted a “Guideline policy for debt management using derivative instruments” and mainly uses IRS and CCIRS derivative financial instruments.

The volatility of interest rates and exchange rates, featuring prominently in the financial markets since the fourth quarter of 2008, significantly impacted the fair value measurement of derivative positions and the related financial assets and liabilities.  Having said this and in order to present a more realistic analysis of net financial debt, starting from the June 2009 report, in addition to the usual indicator (renamed “Net financial debt carrying amount”), a new indicator is also presented denominated “Adjusted net financial debt” which excludes effects that are purely accounting and non-monetary in nature deriving from the fair value measurement of derivatives and related financial assets and liabilities. The measurement of derivative financial instruments, which also has the objective of pre-setting the exchange rate and the interest rate of future variable contractual flows, does not, in fact, require an actual financial settlement.

Sales of receivables to factoring companies

The sales of receivables to factoring companies finalized during the first half of 2011 resulted in a positive effect on net financial debt at June 30, 2011 of 815 million euros (1,209 million euros at December 31, 2010).

Gross financial debt

Bonds

Bonds at June 30, 2011 are recorded for 26,828 million euros (29,578 million euros at December 31, 2010). Their nominal repayment amount is 26,041 million euros, decreasing 2,288 million euros compared to December 31, 2010 (28,329 million euros).

The change in bonds during the first half of 2011 is as follows:

(millions of original currency)	Currency	Amount	Issue date

New issues
Telecom Italia S.p.A. 750 million euros 4.75% maturing 5/25/2018	Euro	750	5/25/2011
Telecom Italia S.p.A. 1,000 million euros 5.125% maturing 1/25/2016	Euro	1,000	1/25/2011

(millions of original currency)	Currency	Amount	Repayment date

Repayment
Telecom Italia Finance S.A. 7.50% 1,791 million euros (1)	Euro	1,791	4/20/2011
Telecom Italia Capital S.A. Floating Rate Notes 400 million U.S. dollars, 3-month USD LIBOR +0.48%, issue guaranteed by Telecom Italia S.p.A.	USD	400	2/1/2011
Telecom Italia S.p.A. 4.5% 750 million euros	Euro	750	1/28/2011

 (1)  Net of repayments by the company for 209 million euros during the years 2009-2011.

As occurred in past years, during the first half of 2011, the Telecom Italia Group bought back bonds, with the aim of:

•

giving investors a further possibility of monetizing their positions;

•

partially repaying some debt securities before maturity, increasing the overall return on the Group’s liquidity without inviting any additional risks.

In particular, the following bonds were repurchased:

(millions of original currency)	Currency	Amount	Buyback periods

Buybacks
Telecom Italia Finance S.A. 1,791 million euros 7.50% maturing April 2011 (*)	Euro	93	January - March 2011
Telecom Italia Finance S.A. 813 million euros 7.25% maturing April 2012	Euro	187	January - March 2011

(*)

During the years 2009 and 2010, bonds had already been bought back for 116 million euros. Therefore the total amount bought back is 209 million euros.

In reference to the Telecom Italia S.p.A. 2002-2022 bonds, reserved for subscription by employees of the Group, the nominal amount at June 30, 2011 is equal to 283 million euros and 22 million euros lower compared to December 31, 2010 (305 million euros).

─ ● ─

Revolving Credit Facility

The following table shows the composition and the drawdown of the committed credit lines available at June 30, 2011. These are represented by the Revolving Credit Facility for a total of 8 billion euros expiring August 2014, the syndicated revolving line for a total of 1.25 billion euros expiring February 2013 and the revolving credit line for a total of 200 million euros signed December 20, 2010 and expiring June 19, 2012 (renewable at the discretion of Telecom Italia up to December 18, 2013):

(billions of euros)	6/30/2011		12/31/2010
	Agreed	Drawn down	Agreed	Drawn down

Revolving Credit Facility – expiring February 2013	1.25	-	1.25	--
Revolving Credit Facility – expiring August 2014	8.0	1.5	8.0	1.5
Revolving Credit Facility – expiring June 2012 (renewable until December 2013)	0.2	0.12	0.2	0.12
Total	9.45	1.62	9.45	1.62

Lehman Brothers Bankhaus AG London Branch bank is the Lender of the Revolving Credit Facility expiring 2014 with a commitment of 19 million euros and an amount disbursed of 3.56 million euros.

With regard to Lehman Brothers Bankhaus AG’s commitment, the Telecom Italia Group has not received any communication from Lehman Brothers Bankhaus AG, or from its representatives or directors or agent about the committed facility which, at this time, entails changes compared to the situation prior to the bankruptcy of Lehman Brothers Holding Inc..

Maturities of financial liabilities and average cost of debt

The average maturity of non-current financial liabilities (including the current portion of medium/long-term financial liabilities) is 7.67 years.

The average cost of the Group’s debt, considered as the cost for the period calculated on an annual basis and resulting from the ratio of debt-related expenses to average exposure, is about 5.4%.

For details of the maturities of financial liabilities in terms of expected nominal repayment amounts, as contractually agreed, reference should be made to the Notes “Financial liabilities (current and non-current)” and “Financial risk management” in the Telecom Italia Group first-half condensed consolidated financial statements at June 30, 2011.

Current financial assets and liquidity margin

The Telecom Italia Group’s available liquidity margin, calculated as the sum of Cash and cash equivalents and current Securities other than investments, amounts to 5,061 million euros at June 30, 2011 (6,842 million euros at December 31, 2010) which, together with its unused committed credit lines for 7.8 billion euros, allows the Group to amply meet its repayment obligations over the next 24 months

In particular:

•

Cash and cash equivalents amount to 3,760 million euros (5,526 million euros at December 31, 2010). The different technical forms of investing available cash at June 30, 2011, which include euro commercial paper for 174 million euros, can be analyzed as follows:

–

Maturities: investments have a maximum maturity of three months;

–

Counterpart risk: investments by European companies are made with leading banking, financial and industrial institutions with high-credit-quality and at least an A- rating. Investments by companies in South America are made with leading local counterparts;

–

Country risk: investments are made mainly in major European financial markets.

•

Securities other than investments amount to 1,301 million euros (1,316 million euros at December 31, 2010). Such forms of investment represent alternatives to the investment of liquidity with the aim of raising the return. These mainly consist of 1,149 million euros of Italian treasury bonds purchased by Telecom Italia S.p.A. (with an A rating by S&P’s) and 150 million euros of bonds (with a rating of at least BBB+ by S&P’s) with different maturities, but all with an active market, that is, readily convertible into cash.

─ ● ─

In the second quarter of 2011, adjusted net financial debt increased 497 million euros: the payment of dividends for a total of 1,325 million euros absorbed the positive effects from positive operating changes.

Adjusted net financial debt

(millions of euros)	6/30/2011	3/31/2011	Change

Net financial debt carrying amount	31,505	30,972	533
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(386)	(350)	(36)
Adjusted net financial debt	31,119	30,622	497
Detailed as follows:
Total adjusted gross financial debt	37,082	38,285	(1,203)
Total adjusted financial assets	(5,963)	(7,663)	1,700

Events Subsequent to June 30, 2011

With regard to subsequent events, reference should be made to the specific Note “Events subsequent to June 30, 2011” in the Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2011.

Business Outlook for the Year 2011

As for the Telecom Italia Group’s outlook for the current year, the objectives linked with the principal economic indicators, as outlined in the Business Plan 2011-2013, are, for the full year 2011:

•

Organic revenues and organic EBITDA: basically stable compared to 2010 (considering the consolidation of the Argentina Business Unit for 12 months);

•

Capital expenditures: approximately 4.8 billion euros, excluding the impact of the outcome of the bid to use LTE technology for mobile frequencies in the domestic market;

•

Adjusted net financial debt: about 29.5 billion euros at the end of 2011, excluding the impact of the outcome of the above bid.

Such outlook for the year 2011 could nevertheless be affected by risks and uncertainties caused by multiple factors, the majority of which are outside the control of the Group, some of which are:

•

changes in the general macroeconomic situation in the Italian and South American markets;

•

variations in business conditions;

•

changes to laws and regulations (price and rate variations);

•

outcomes of disputes and litigations with regulatory authorities, competitors and other parties;

•

financial risks (interest rate and/or exchange rate trends).

Half-year Condensed Consolidated Financial Statements

Separate Consolidated Income Statements

(millions of euros)	1st Half 2011	1st Half 2010	Change (a-b)
	(a)	(b)	amount	%

Revenues	14,543	13,223	1,320	10.0
Other income	108	104	4	3.8
Total operating revenues and other income	14,651	13,327	1,324	9.9
Acquisition of goods and services	(6,232)	(5,368)	(864)	(16.1)
Employee benefits expenses	(1,964)	(1,845)	(119)	(6.4)
Other operating expenses	(844)	(570)	(274)	(48.1)
Changes in inventories	81	(125)	206	°
Internally generated assets	285	314	(29)	(9.2)
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)	5,977	5,733	244	4.3
Depreciation and amortization	(2,843)	(2,845)	2	0.1
Gains (losses) on disposals of non-current assets	(3)	(2)	(1)	°
Impairment reversals (losses) on non-current assets	(3,182)	(5)	(3,177)	°
Operating profit (loss) (EBIT)	(51)	2,881	(2,932)	°
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(12)	39	(51)	°
Other income (expenses) from investments	15	2	13	°
Finance income	1,685	3,464	(1,779)	(51.4)
Finance expenses	(2,646)	(4,462)	1,816	40.7
Profit (loss) before tax from continuing operations	(1,009)	1,924	(2,933)	°
Income tax expense	(777)	(682)	(95)	(13.9)
Profit (loss) from continuing operations	(1,786)	1,242	(3,028)	°
Profit (loss) from Discontinued operations/Non-current assets held for sale	(11)	(2)	(9)	°
Profit (loss) for the period	(1,797)	1,240	(3,037)	°
Attributable to:
• Owners of the Parent	(2,013)	1,211	(3,224)	°
• Non-controlling interests	216	29	187	°

Consolidated Statements of Comprehensive Income

In accordance with IAS 1 (Presentation of Financial Statements), the following statements of comprehensive income include the profit (loss) for the period as shown in the separate consolidated income statements and all non-owner changes in equity.

(millions of euros)		1st Half 2011	1st Half 2010

Profit (loss) for the period	(a)	(1,797)	1,240
Other components of the Statements of Comprehensive Income:
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		5	15
Loss (profit) transferred to the Separated Consolidated Income Statement		1	5
Income tax expense		(1)	(7)
	(b)	5	13
Hedging instruments:
Profit (loss) from fair value adjustments		(346)	1,394
Loss (profit) transferred to the Separated Consolidated Income Statement		634	(1,111)
Income tax expense		(80)	(76)
	(c)	208	207
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(360)	589
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		75	-
Income tax expense		-	-
	(d)	(285)	589
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		1	54
Loss (profit) transferred to the Separated Consolidated Income Statement		-	-
Income tax expense		-	-
	(e)	1	54
Total	(f=b+c+d+e)	(71)	863
Total Profit (loss) for the period	(a+f)	(1,868)	2,103
Attributable to:
• Owners of the Parent		(1,851)	1,928
• Non-controlling interests		(17)	175

 Consolidated Statements of Financial Position

(millions of euros)		6/30/2011 (a)	12/31/2010 (b)	Change (a-b)

Assets
Non-current assets
Intangible assets
Goodwill		40,691	43,912	(3,221)
Other intangible assets		7,459	7,903	(444)
		48,150	51,815	(3,665)
Tangible assets
Property, plant and equipment owned		14,588	15,373	(785)
Assets held under finance leases		1,124	1,177	(53)
		15,712	16,550	(838)
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		73	85	(12)
Other investments		44	43	1
Securities, financial receivables and other non-current financial assets		1,542	1,863	(321)
Miscellaneous receivables and other non-current assets		1,131	934	197
Deferred tax assets		1,141	1,863	(722)
		3,931	4,788	(857)
Total Non-current assets	(a)	67,793	73,153	(5,360)
Current assets
Inventories		460	387	73
Trade and miscellaneous receivables and other current assets		8,474	7,790	684
Current income tax receivables		131	132	(1)
Securities other than investments		1,301	1,316	(15)
Financial receivables and other current financial assets		386	438	(52)
Cash and cash equivalents		3,760	5,526	(1,766)
Current assets sub-total		14,512	15,589	(1,077)

Discontinued operations/Non-current assets held for sale
of a financial nature		-	-	-
of a non-financial nature		-	389	(389)
		-	389	(389)
Total Current assets	(b)	14,512	15,978	(1,466)
Total Assets	(a+b)	82,305	89,131	(6,826)

(millions of euros)		6/30/2011 (a)	12/31/2010 (b	Change (a-b)

Equity and Liabilities
Equity
Equity attributable to owners of the Parent		25,761	28,819	(3,058)
Equity attributable to non-controlling interests		3,593	3,791	(198)
Total Equity	(c)	29,354	32,610	(3,256)
Non-current liabilities
Non-current financial liabilities		33,086	34,348	(1,262)
Employee benefits		1,068	1,129	(61)
Deferred tax liabilities		894	1,027	(133)
Provisions		825	860	(35)
Miscellaneous payables and other non-current liabilities		1,059	1,086	(27)
Total non-current liabilities	(d)	36,932	38,450	(1,518)
Current liabilities
Current financial liabilities		5,408	6,882	(1,474)
Trade and miscellaneous payables and other current liabilities		10,409	10,954	(545)
Current income tax payables		202	235	(33)
Current liabilities sub-total		16,019	18,071	(2,052)

Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature		-	-	-
of a non-financial nature		-	-	-
		-	-	-
Total Current liabilities	(e)	16,019	18,071	(2,052)
Total Liabilities	(f=d+e)	52,951	56,521	(3,570)
Total Equity and Liabilities	(c+f)	82,305	89,131	(6,826)

Consolidated Statements of Cash Flows

(millions of euros)		1st Half 2011	1st Half 2010

Cash flows from operating activities:
Profit (loss) from continuing operations		(1,786)	1,242
Adjustments for:
Depreciation and amortization		2,843	2,845
Impairment losses (reversals) on non-current assets (including investments)		3,189	52
Net change in deferred tax assets and liabilities		509	618
Losses (gains) realized on disposals of non-current assets (including investments)		(11)	1
Share of losses (profits) of associates and joint ventures accounted for using the equity method		12	(39)
Change in employee benefits		(55)	(5)
Change in inventories		(73)	109
Change in trade receivables and net amounts due from customers on construction contracts		(278)	(598)
Change in trade payables		(258)	(621)
Net change in current income tax receivables/payables		(53)	(4)
Net change in miscellaneous receivables/payables and other assets/liabilities		2	(626)
Cash flows from (used in) operating activities	(a)	4,041	2,974
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		(853)	(896)
Purchase of tangible assets on an accrual basis		(1,184)	(1,125)
Total purchase of intangible and tangible assets on an accrual basis		(2,037)	(2,021)
Change in amounts due to fixed asset suppliers		(585)	(404)
Total purchase of intangible and tangible assets on a cash basis		(2,622)	(2,425)
Acquisition of control of subsidiaries or other businesses, net of cash acquired		-	(3)
Acquisitions/Disposals of other investments		(1)	-
Change in financial receivables and other financial assets		516	(339)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of		(2)	141
Proceeds from sale/repayment of intangible, tangible and other non-current assets		394	12
Cash flows from (used in) investing activities	(b)	(1,715)	(2,614)
Cash flows from financing activities:
Change in current financial liabilities and other		(874)	1,281
Proceeds from non-current financial liabilities (including current portion)		2,058	1,457
Repayments of non-current financial liabilities (including current portion)		(3,514)	(4,323)
Consideration paid for equity instruments		-	-
Share capital proceeds/reimbursements (including subsidiaries)		-	44
Dividends paid		(1,325)	(1,060)
Changes in ownership interests in consolidated subsidiaries		(155)	-
Cash flows from (used in) financing activities	(c)	(3,810)	(2,601)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)	-	-
Aggregate cash flows	(e=a+b+c+d)	(1,484)	(2,241)
Net cash and cash equivalents at beginning of the period	(f)	5,282	5,484
Net foreign exchange differences on net cash and cash equivalents	(g)	(54)	117
Net cash and cash equivalents at end of the period	(h=e+f+g)	3,744	3,360

Additional Cash Flow Information

(millions of euros)	1st Half 2011	1st Half 2010

Income taxes (paid) received	(208)	(49)
Interest expense paid	(1,792)	(1,795)
Interest income received	632	618
Dividends received	1	1

Analysis of Net Cash and Cash Equivalents

(millions of euros)	1st Half 2011	1st Half 2010

Net cash and cash equivalents at beginning of the period:
Cash and cash equivalents - from continuing operations	5,526	5,504
Bank overdrafts repayable on demand – from continuing operations	(244)	(101)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	81
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	5,282	5,484
Net cash and cash equivalents at end of the period:
Cash and cash equivalents - from continuing operations	3,760	3,507
Bank overdrafts repayable on demand – from continuing operations	(16)	(166)
Cash and cash equivalents - from Discontinued operations/Non-current assets held for sale	-	19
Bank overdrafts repayable on demand – from Discontinued operations/Non-current assets held for sale	-	-
	3,744	3,360

Highlights – The Business Units of the Telecom Italia Group

The highlights of the Telecom Italia Group are presented in this Interim Management Report based on the following operating segments:

•

Domestic Business Unit: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (international wholesale) as well as the relative support activities;

•

Brazil Business Unit: includes mobile (TIM Brasil) and fixed (Intelig) telecommunications operations in Brazil;

•

Argentina Business Unit: comprises fixed (Telecom Argentina) and mobile (Telecom Personal) telecommunications operations in Argentina, and mobile (Núcleo) telecommunications operations in Paraguay;

•

Media Business Unit: includes television network operations and management;

•

Olivetti Business Unit: includes manufacturing operations for digital printing systems, office products and Information Technology services;

•

Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

The disclosure by operating segment is as follows:

	Revenues		EBITDA		EBIT		Capital expenditures		Headcount at period-end (number)

(millions of euros)	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	6/30/2011	12/31/2010
Domestic	9,356	10,091	4,547	4,920	(686)	2,758	1,358	1,487	56,309	56,530
Brazil	3,499	2,875	948	823	440	165	444	507	10,007	10,114
Argentina	1,511	-	506	-	248	-	205	-	16,090	15,650
Media	118	127	9	9	(20)	(21)	26	21	803	777
Olivetti	161	176	(24)	(16)	(27)	(18)	3	3	1,088	1,090
Other Operations	1	43	(9)	(4)	(9)	(14)	1	3	38	39
Adjustments and Eliminations	(103)	(89)	-	1	3	11	-	-	-	-
Consolidated total	14,543	13,223	5,977	5,733	(51)	2,881	2,037	2,021	84,335	84,200

Highlights of the operating data of the Telecom Italia Group Business Units are presented in the following table:

	6/30/2011	12/31/2010	6/30/2010

DOMESTIC FIXED
Fixed-line network connections in Italy at period-end (thousands)	17,124	17,609	18,062
Physical accesses (Consumer + Business) at period-end (thousands)	14,962	15,351	15,741
Broadband accesses in Italy at period-end (thousands)	9,117	9,058	8,958
of which retail accesses (thousands)	7,169	7,175	7,134
Virgilio average daily page views during period (millions)	48.5	45.5	45.4
Virgilio average daily single visitors (millions)	4.2	3.7	3.6
Network infrastructure in Italy:
access network in copper (millions of km – pair, distribution and connection)	111.9	111.7	110.5
access and carrier network in optical fiber (millions of km - fiber)	4.4	4.3	4.1
Network infrastructure abroad:
European backbone (km of fiber)	55,000	55,000	55,000
Mediterranean (km of submarine cable)	7,000	7,000	7,000
South America (km of fiber)	30,000	30,000	30,000
Total traffic
Minutes of traffic on fixed-line network (billions)	55.8	121.5	63.9
Domestic traffic	48.5	104.1	54.6
International traffic	7.3	17.4	9.3
DOMESTIC MOBILE
Number of lines at period-end (thousands)	31,260	31,018	30,545
Change in lines (%)	0.8	0.5	(1.0)
Churn rate (%) (1)	11.1	22.0	11.5
Total outgoing traffic per month (millions of minutes)	3,608	3,305	3,109
Total average outgoing and incoming traffic per month (millions of minutes)	4,801	4,597	4,405
Average monthly revenues per line (in euros) (2)	17.5	19.7	20.1
BRAZIL
Number of lines at period-end (thousands)	55,512	51,015	44,413
ARGENTINA (*)
Number of fixed lines at period-end (thousands	4,119	4,107	4,066
Number of mobile lines at period-end (thousands	19,375	18,212	17,169
Broadband accesses at period-end (thousands)	1,457	1,380	1,274
MEDIA
La7 audience share Free to Air (analog mode) (average during period, in %)	3.7	3.1	2.8
La7 audience share Free to Air (analog mode) (average of last month of period, in %)	4.4	3.3	3.1

 (1)

The data refers to total lines. The churn rate represents the number of mobile customers who discontinued service during the period expressed as a percentage of the average number of customers.

(2)

The values are calculated on the basis of revenues from services (including revenues from prepaid cards) as a percentage of the average number of lines.

(*)

The operating data of the Argentina Business Unit in the first half of 2010 is presented only for illustration purposes. The Argentina Business Unit has been consolidated by the Telecom Italia Group since October 13, 2010.

The Business Units of the Telecom Italia Group

Domestic

►The Business Unit

The Domestic Business Unit operates as the consolidated market leader in the sphere of voice and data services on fixed and mobile networks for final retail customers and other wholesale operators. In the international field, the Business Unit develops fiber optic networks for wholesale customers (in Europe, in the Mediterranean and in South America).

►The structure of the Business Unit

Domestic Business Unit is organized as follows:

(*)

Principal companies: Telecom Italia S.p.A., Matrix S.p.A., Telenergia S.p.A., Telecontact Center S.p.A.,
Path.Net S.p.A., HR Services S.r.l., Shared Service Center S.r.l..

The principal operating and financial data of the Domestic Business Unit are now reported according to two Cash-generating units (CGU):

•

Core Domestic: Core Domestic includes all telecommunications activities inherent to the Italian market. Revenues indicated in the tables that follow are divided according to the net contribution of each market segment to the CGU’s results, excluding infrasegment transactions. The sales market segments defined on the basis of the new “customer centric” organizational model are as follows:

-

Consumer: Consumer comprises the aggregate of voice and internet services and products managed and developed for persons and families in the fixed and mobile telecommunications markets, public telephony and web portal/services by the company Matrix;

-

Business: Business is constituted by the aggregate of voice, data, internet and ICT solutions services and products managed and developed for SMEs (small and medium size enterprises) and SOHOs (Small Office Home Office) in the fixed and mobile telecommunications markets;

-

Top: Top comprises the aggregate of voice, data, internet and ICT solutions services and products managed and developed for Top, Public Sector, Large Account and Enterprise clientele in the fixed and mobile telecommunications markets;

-

National Wholesale: National Wholesale consists of the management and development of the portfolio of regulated and unregulated wholesale services for fixed and mobile telecommunications operators in the domestic market;

-

Other (support structures): Other includes:

-

Technology & IT: services related to the development, building and operation of network infrastructures, real estate properties, plant engineering, delivery and assurance processes regarding clientele services in addition to the development and operation of information systems;

-

Staff & Other: services carried out by Staff functions and other support activities performed by minor companies of the Group offered to the market and other Business Units.

•

International Wholesale: International Wholesale includes the activities of the Telecom Italia Sparkle group which operates in the international voice, data and internet services market aimed at fixed and mobile telecommunications operators, ISPs/ASPs (Wholesale market) and multinational companies through its own networks in the European, Mediterranean and South American markets.

 ►Main operating and financial data

Key results for the first half of 2011 by the Domestic Business Unit, overall and by segment of clientele / business area, compared to the first half of 2010 are presented in the following tables.

Domestic Business Unit

(millions of euros)	1st Half 2011	1st Half 2010	Change
			amount	%	% organic

Revenues	9,356	10,091	(735)	(7.3)	(6.7)
EBITDA	4,547	4,920	(373)	(7.6)	(6.2)
EBITDA margin	48.6	48.8	(0.2) pp		0.3 pp
EBIT	(686)	2,758	(3,444)	°	(7.3)
EBIT margin	°	27.3	°
Capital expenditures	1,358	1,487	(129)	(8.7)
Headcount at period-end (number)	56,309	(*) 56,530	(221)	(0.4)

(*) Headcount at December 31, 2010.

Core Domestic

(millions of euros)	1st Half 2011	1st Half 2010	Change
			amount	%	% organic

Revenues	8,953	9,563	(610)	(6.4)	(6.0)
Consumer	4,525	4,941	(416)	(8.4)	(7.8)
Business	1,658	1,784	(126)	(7.1)	(7.1)
Top	1,618	1,708	(90)	(5.3)	(5.3)
National Wholesale	1,054	1,029	25	2.4	2.4
Other	98	101	(3)	(3.0)	(3.0)
EBITDA	4,432	4,773	(341)	(7.1)	(5.8)
EBITDA margin	49.5	49.9	(0.4) pp		0.1 pp
EBIT	(747)	2,672	(3,419)	°	(6.5)
EBIT margin	°	27.9	°
Capital expenditures	1,340	1,460	(120)	(8.2)
Headcount at period-end (number)	55,269	(*) 55,475	(206)	(0.4)

(*) Headcount at December 31, 2010.

International Wholesale

(millions of euros)	1st Half 2011	1st Half 2010	Change
			amount	%	% organic

Revenues	642	805	(163)	(20.2)	(17.5)
of which third parties	431	581	(150)	(25.8)	(20.6)
EBITDA	121	150	(29)	(19.3)	(17.7)
EBITDA margin	18.8	18.6	0.2 pp
EBIT	61	84	(23)	(27.4)	(29.1)
EBIT margin	9.5	10.4	(0.9) pp
Capital expenditures	19	29	(10)	(34.5)
Headcount at period-end (number)	1,040	(*) 1,055	(15)	(1.4)

(*) Headcount at December 31, 2010.

►Revenues

As regards the market segments, for the first half of 2011, the following changes compared to the corresponding period of 2010 are noted:

•

Consumer: the reduction in revenues of the Consumer segment is 416 million euros (-8.4%), compared to the first half of 2010. The organic decrease is 381 million euros (-7.8%), displaying a recovery in the second quarter (-6.4% compared to -9.2% in the first quarter of 2011). Specifically, organic revenues were calculated by excluding 35 million euros of revenues in the second quarter of 2010, relating to the termination of the “1001TIM” loyalty program which had produced an increase in revenues from award credits suspended earlier because not used by the customer. The organic contraction is entirely attributable to revenues from services (-431 million euros, -8.9%) and can be traced primarily to traditional voice services both on Fixed lines (voice revenues: -148 million euros, of which -77 million euros for traffic and -54 million euros for access revenues) and Mobile lines (voice revenues: -271 million euros, of which -236 million euros organic, -204 million euros for outgoing voice, of which -169 million euros organic, and -67 million euros for incoming voice). Such results are still hurt, although to a progressively lesser degree, by a significant reduction in the average price levels of voice traffic after an in-depth review of the rate plan portfolio (with the introduction of increasingly clearer, more attractive and cheaper rate plans and solutions) in the previous year to meet competitive pressure, stem the loss of the customer base and prompt a recovery and improvement in revenues.

•

Business: the Business segment, in the first half of 2011, records a reduction in revenues of 126 million euros (-7.1%) with a recovery in the second quarter (-6.7% compared to –7.3% in the first quarter of 2011). Such contraction primarily regards the Mobile area and traditional voice services in the Fixed area, with the latter attributable to an erosion of the customer base (-5% compared to June 30, 2010).

•

Top: the Top segment posts a contraction in revenues of 90 million euros (-5.3%) compared to the first half of 2010 with a recovery in the second quarter (-4.9% compared to -5.8% in the first quarter of 2011). Such decrease can principally be found in revenues from services (-82 million euros, -5.4%) with an improvement in the second quarter (-3.8% compared to -7.0% in the first quarter of 2011, particularly in the VAS Mobile and ICT Fixed components).

•

National Wholesale: the increase in revenues (+25 million euros, +2.4%) is generated by the growth of the customer base of OLOs (Other Licensed Operators), regarding services for Local Loop Unbundling, Wholesale Line Rental and Bitstream.

International Wholesale Revenues

In the first half of 2011, International Wholesale (the Telecom Italia Sparkle Group) reported revenues of 642 million euros, down 163 million euros (-20.2%) compared to the same period of 2010. Such decline is almost entirely due to voice services (-146 million euros) which are penalized by strong price pressure caused by market competition and also measures to rationalize the sector based on a more selective approach to the customer portfolio but without significantly impacting margins.

IP&Data revenues are basically in alignment with the prior period whereas Multinational Client Services revenues grew slightly. Moreover, revenues in the first half of 2010 included 20 million euros generated by the subsidiary Elettra which was sold in September 2010.

─ ● ─

Besides the summary by market segment reported above, sales information by technology (fixed and mobile) is also presented below as a continuation of the information presented in the annual and interim reports of the previous periods.

Revenues of the Business Unit by technology and market segment are reported below:

(millions of euros)	1st Half 2011			1st Half 2010			Change %
Market segment	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)	Total	Fixed(*)	Mobile(*)

Consumer	4,525	2,195	2,417	4,941	2,383	2,673	(8.4)	(7.9)	(9.6)
Business	1,658	1,116	564	1,784	1,175	634	(7.1)	(5.0)	(11.0)
Top	1,618	1,250	413	1,708	1,305	452	(5.3)	(4.2)	(8.6)
National Wholesale	1,054	1,522	81	1,029	1,450	126	2.4	5.0	(35.7)
Other	98	104	21	101	98	23	(3.0)	6.1	(8.7)
Total Core Domestic	8,953	6,187	3,496	9,563	6,411	3,908	(6.4)	(3.5)	(10.5)
International Wholesale	642	642	-	805	805	-	(20.2)	(20.2)	-
Eliminations	(239)	(138)	-	(277)	(158)	-	(13.7)	(12.7)	-
Total Domestic	9,356	6,691	3,496	10,091	7,058	3,908	(7.3)	(5.2)	(10.5)

(*)

The breakdown by fixed and mobile technology is presented gross of intersegment eliminations.

Fixed-line Telecommunications Revenues

In the first half of 2011, fixed-line telecommunications revenues amount to 6,691 million euros, decreasing 367 million euros (-5.2%) compared to the same period of the prior year. Such shrinkage is largely attributable to the reduction in Retail accesses which at the end of June 2011 are equal to 15 million lines (-2.5% compared to December 31, 2010, -4.9% compared to June 30, 2010). Such declining trend slowed down in the second quarter compared to previous quarters (-183 thousand lines in the second quarter of 2011 compared to –206 thousand lines in the first quarter of 2011 and –233 thousand lines in the fourth quarter of 2010) thanks to sales policies aimed at retaining and recapturing customers. In contrast, as concerns Broadband services, sales are basically stable thanks to a customer portfolio which remains more or less steady in a market which is beginning to show signs of saturation but which is always threaded with decisively fierce competition. The total Broadband portfolio at June 30, 2011 is equal to 9.1 million accesses (+59 thousand accesses compared to December 31, 2010), of which wholesale accesses are about 1.9 million (+65 thousand, compared to the end of 2010).

The following chart shows the trend of revenues in the major business areas:

(millions of euros)	1st Half 2011	1st Half 2010	Change
			amount	%	% organic

Retail Voice	2,863	3,123	(260)	(8.3)	(8.3)
Internet	846	888	(42)	(4.7)	(4.7)
Business Data	763	759	4	0.5	0.5
Wholesale	2,038	2,093	(55)	(2.6)	(2.6)
Other	181	195	(14)
Total Fixed-line Telecommunications Revenues	6,691	7,058	(367)	(5.2)	(4.8)

Mobile Telecommunications Revenues

Although there is still a contraction in terms of sales, the mobile sector displays a structural improvement in sales performance which confirms the merit of the repositioning strategy adopted for the mobile business: the customer base grew by almost 243,000 lines from the end of 2010 to about 31.3 million with a churn rate equal to 11.1% in the first half, down from 11.5% in the first half of 2010.

Mobile telecommunications revenues total 3,496 million euros in the first half of 2011, decreasing 412 million euros compared to the first half of 2010 (-10.5%, -9.7% in organic terms) with an improving trend in the second quarter of 2011 (-7.6% compared to -12% in the first quarter of 2011) and prospects of a further gain in the second part of the year thanks to the consolidation of positive trends seen in the operating indicators. Revenues from services show an organic change of -10.2% compared to the first half of 2010 (-8.7% in the second quarter of 2011 compared to -11.7% in the first quarter of 2011).

Revenues in the principal areas of business are the following:

(millions of euros)	1st Half 2011	1st Half 2010	Change
			amount	%	% organic

Outgoing voice	1,798	2,048	(250)	(12.2)	(10.7)
Incoming voice	593	715	(122)	(17.1)	(17.1)
VAS	978	1,022	(44)	(4.3)	(4.3)
Handsets	127	123	4	3.3	3.3
Total Mobile Telecommunications Revenues	3,496	3,908	(412)	(10.5)	(9.7)

─ ● ─

►EBITDA

EBITDA of the Domestic Business Unit is 4,547 million euros in the first half of 2011, decreasing 373 million euros compared to the same period of 2010 (-7.6%). The EBITDA margin is 48.6% and is basically in line with the same period of 2010 (-0.2 percentage points). EBITDA is impacted by the contraction in revenues (-735 million euros compared to the same period of 2010) which is only partly compensated by selective control over fixed costs which has cut and reduced these costs compared to the same period of 2010 (total costs -362 million euros, of which -128 million euros net of cost of goods sold and the share of interconnection costs).

Organic EBITDA is 4,591 million euros (-304 million euros, -6.2% compared to the first half of 2010) and the organic EBITDA margin is 49.1%, improving slightly over the same period of 2010 (+0.3 percentage points). Margins in the second quarter show gains with a considerable reduction in the negative trend compared to 2010: -4.8% in the second quarter of 2011 (-117 million euros) compared to -7.6% in the first quarter 2011 (-187 million euros).

In detail:

(millions of euros)	1st Half 2011	1st Half 2010	Change

Historical EBITDA	4,547	4,920	(373)
Exchange rate effect	-	(2)	2
Changes in the scope of consolidation	-	(4)	4
Non-organic (income) expenses	44	(19)	63
Non-organic revenues	-	(35)	35
Disputes and settlements	8	4	4
Other	36	12	24
Comparable EBITDA	4,591	4,895	(304)

With regard to the change in costs, the following is noted:

(millions of euros)	1st Half 2011	1st Half 2010	Change

Acquisition of goods and services	3,312	3,586	(274)
Employee benefits expenses	1,529	1,627	(98)
Other operating expenses	341	268	73

In particular:

•

acquisition of goods and services: shrunk 274 million euros (-7.6%) compared to the same period of 2010. Such contraction is mainly due to a decrease in the amounts to be paid to other operators, owing principally to the reduction in voice call termination rates from fixed and mobile networks, absorbed in part by higher commercial costs following a greater push in the marketing area;

•

employee benefits expenses: total 1,529 million euros and fell 98 million euros compared to the same period of 2010. The decrease is mostly due to the reduction in the average headcount of the salaried workforce (-4,185 persons compared to the first half of 2010, of whom -1,497 are under “solidarity contracts” at Telecom Italia S.p.A. and Shared Service Center S.r.l.);

•

other operating expenses: rose 73 million euros compared to the same period of 2010, mostly on account of the increase in provision charges connected with credit management, particularly the Business clientele.

►EBIT

EBIT is a negative 686 million euros, with a negative change of 3,444 million euros. EBIT is particularly affected by the goodwill impairment charge of 3,182 million euros by the Core Domestic CGU, which is more fully described in the Review of Operating and Financial Performance of the Telecom Italia Group.

The organic change in EBIT is a negative 199 million euros (-7.3% compared to the first half of 2010,      -6.0% in the second quarter); the organic EBIT margin is 27.1% (27.3% in the first half of 2010).

Details are as follows:

(millions of euros)	1st Half 2011	1st Half 2010	Change

Historical EBIT	(686)	2,758	(3,444)
Exchange rate effect	-	(1)	1
Change in scope of consolidation	-	-	-
Non-organic (income) expenses	3,225	(19)	3,244
Non-organic expenses already described under EBITDA	44	(19)	63
Goodwill impairment charge - Core Domestic CGU	3,182	-	3,182
Other	(1)	-	(1)
Comparable EBIT	2,539	2,738	(199)

►Capital expenditures

Capital expenditures total 1,358 million euros, decreasing 129 million euros compared to the first half of 2010, mainly due to lower investments in IT and Service Creation. The percentage of capital expenditures to revenues is 14.5% (-0.2 percentage points compared to the first half of 2010).

►Headcount

Headcount is 56,309, with a reduction of 221 compared to December 31, 2010; the figure includes 4 persons with temp work contracts (8 persons at December 31, 2010).

►Principal changes in the regulatory framework

Wholesale fixed markets

Wholesale access services

With Decision 578/10/CONS dated November 11, 2010, AGCom set the new rates for wholesale access services to Telecom Italia’s fixed network (unbundling, bitstream and WLR) and the calculation of WACC, both applicable for the period May 1, 2010 –December 31, 2012. As concerns WACC to be applied to Telecom Italia’s wholesale access services, the value has been set at 9.36%.

In particular, for the unbundling charge, AGCom has set the following values: 8.70 euros per month from May 1, 2010, 9.02 euros per month from January 1, 2011 and 9.28 euros per month from January 1, 2012. Telecom Italia has been authorized by AGCom (Decision 71/11/CONS) to apply the price changes for the year 2011.

Wholesale origination, termination and call transit

In April 2011, AGCom published the final regulation for setting the 2011 prices (Decision 229/11/CONS) of wholesale origination, local transit, termination on the Telecom Italia network and termination on the network of another operator (reverse), confirming the same price levels as 2010. Specifically concerning the termination service on the networks of alternative operators, AGCom has decided to postpone the application of the symmetric termination prices to 2012, equal to Telecom Italia’s local telephone exchange rate (SGU-Urban Group Stage), between alternative infrastructured operators and Telecom Italia itself. Beginning 2013, AGCom has decided that Telecom Italia and the OLOs will offer only IP interconnection with a single rate, resulting from the BU-LRIC (Bottom-Up Long Range Incremental Cost) model which will be developed consistently with the EU Recommendation 2009/396/EC on termination rates. In the early days of June, Telecom Italia filed additional grounds to its appeal to TAR (Regional Administrative Court) against Decision 179/10/CONS which fixes the 2010 reverse termination price equal to Telecom Italia’s SGT level, despite the fact that the OLOs are interconnected at the SGU level for the termination of calls on the Telecom Italia network. With these additional grounds, Telecom Italia asks for the annulment also of Decision 229/11/CONS which, for 2011, still calls for asymmetric prices for alternative infrastructured operators. The discussion on the appeals to TAR has been moved to November 17, 2011 due to the incidental appeal by Fastweb against the symmetric termination for 2012.

Next generation networks

On September 23, 2010 with Decision 498/10/CONS, AGCom introduced the procedure concerning the regulation of access services to next generation networks.

The decision to launch the procedure arises from the dispositions in paragraph 7 of art. 73 of Decision 731/09/CONS which states that “after the approval of the European Commission’s Recommendation on NGA networks, (omissis), the Authority will review the terms for NGA access services included in this regulation”. With Decision 301/11/CONS of May 2011, AGCom has therefore launched the public consultation concerning the new regulation of access to next generation networks. AGCom is expected to issue its final decision by September 2011.

Wholesale mobile market

Termination on the mobile market

The public consultation (Decision 254/11/CONS) launched by AGCom concerning the review and updating of the glide path for maximum voice termination rates on single mobile networks has been concluded. In particular, AGCom has proposed the new glide path which gives a symmetrical termination rate for all mobile operators, equal to 0.98 €cents /minute starting from January 15, 2015. Moreover, the termination rate symmetry among all the mobile operators was expected to start on January 1, 2014 contrary to which was contained in the past glide path which called for such symmetry to start on July 1, 2012. The final decision is expected in October 2011.

Retail fixed-line markets

Retail charge

Beginning July 1, 2011, a rate adjustment was made which consists of increasing the price of the RTG charge for Consumer clientele from 16.08 euros/month (including VAT) to 16.50 euros/month (including VAT). The last variation of the Consumer charge was made on February 1, 2009.

In line with the new amount of the charge and with AGCom regulations concerning special economic treatment, the RTG charge was modified for the less affluent classes from 8.04 euros /month (including VAT) to 8.25 euros /month (including VAT). The ISDN charge and all the charges for Business connections have instead remained unchanged.

Local, national and fixed-to-mobile retail traffic

Beginning July 1, 2011, a new rate maneuver came into effect which calls for a different breakdown of the plans according to the particular clientele segment. For the Consumer clientele, the Ora Gratis (free hour) for local calls and the Mezz’Ora Gratis (free half hour) for long-distance calls was eliminated, while at the same time simplifying the pricing scheme by introducing a flat rate (no longer differentiated by the time slot). Specifically, the new prices are equal to 0.70 €cents/minute (including VAT) for local calls and 5.00 €cents/minute (including VAT) for long distance. For both types of traffic, the set-up charge for each call is unchanged at 7.87 €cents (including VAT). As regards the Business clientele, the Ora Gratis has been eliminated for all local calls (Mezz’Ora Gratis for long-distance calls had never been introduced for this type of clientele) while domestic traffic rates (local and long-distance) have remained unchanged.

Wholesale line rental services

Concerning Wholesale Line Rental (WLR) services offered solely in Telecom Italia telephone exchange areas where local loop unbundling access services are absent, with Decision 578/10/CONS dated November 11, 2010, AGCom has set the new price for the period May 1, 2010 to December 31, 2012 based on a Network Cap mechanism which replaces the previous “retail-minus” regime. In accordance with Decision 578/10/CONS, last April 11, Telecom Italia published the economic terms and conditions of the WLR service for 2011; the monthly price for a POTS line for residential customers has been set at 12.50 euros/month while that for business customers has been set at 14.87 euros/month. Beginning 2012, the WLR charges for non-residential users will be brought into line with those for residential users.

UltraBroadband offering

In order to guarantee the commercial start-up phase of Telecom Italia’s retail optical fiber offering, in the transition period until completion of the regulation of next generation access networks (NGAN), AGCom, with Decision 61/11/CONS concerning Telecom Italia’s retail offering, has imposed the following conditions: Telecom Italia may only offer the service in those cities in which NGAN services are already being offered by alternative operators, the number of customers is set at a maximum of 40 thousand, Telecom Italia can also only activate its retail offering 60 days after the publication of the wholesale offering “EASY IP Fibra”, or activations may be effected only after May 1. The Decision also approved Telecom Italia’s wholesale offering for the resale of optical fiber navigation and data transmission service (EASY IP Fibra) based on the “retail minus” principle and has asked Telecom Italia to publish within 150 days from the date of notification to Telecom Italia of Decision 61/11/CONS (that is, by July 24, 2011) a wholesale optical fiber internet access offering with delivery at the IP level.

AGCom fee

In January 2011, AGCom commenced an inspection to verify Telecom Italia’s payment of its fee obligations to the Regulator for the years 2006, 2007, 2008, 2009 and 2010. The action undertaken by AGCom regarded all the companies in the sector. On March 1, 2011, AGCom published the findings of the inspection, asserting that Telecom Italia had not paid the correct amounts for the operating fee for the period 2006 to 2010. Telecom Italia has submitted an appeal to the Lazio TAR and the date for the payment injunction has been postponed until the date of the public hearing set by TAR for December 13, 2011. On March 3, 2011, Decision 599/10/CONS was published relating to the payment of the 2011 AGCom annual operating fee. The fee, which was paid on April 30, 2011, was set at 1.8‰ of 2009 communications sector revenues and the amount paid was equal to 24.2 million euros.

International roaming

On July 6, 2011, the European Commission published the proposed “Roaming III” Regulation which should take effect on July 1, 2012 and remain in force until June 30, 2022, thus representing a long-term solution to the control of retail and wholesale prices of calls, SMS (short text messages) and data services for intra-EU roaming. The proposal was submitted to the European Parliament and Council for approval on the basis of the so-called co-decision procedure. The Regulation is expected to be approved in the second quarter of 2012.

Frequencies

On December 7, 2010, the 2011 Stability Law was approved after which AGCom and the Department of Communications commenced the procedures for the allotment of the user rights to the radio frequencies to be dedicated to broadband mobile communication services using the frequency range 790-862 MHz and other resources which may be available, in conformity with the provisions of the Code of Electronic Communications.

On June 10, 2011, AGCom published Decision 282/11/CONS containing the regulation on the procedures for the release of the user rights to the frequencies 800, 1800, 2000 and 2600 MHz while the Ministry for Economic Development published in the Gazzetta Ufficiale No. 75 dated June 27, 2011, the call for bids for the allotment of the user rights to the frequencies in the same 800, 1800, 2000 and 2600 MHz bandwidths.

The minimum bid in the auction for the individual lots of frequencies are the following:

BANDWIDTH	Minimum amount per lot (in euros)

800 – FDD	353,303,732.16
1800 – FDD	155,869,293.60
2000 – TDD	77,934,646.80
2600 – FDD	30,668,726.75
2600 – TDD	36,802,472.10

Telecom Italia was admitted by the Ministry of Economic Development to the bidding for the use of the frequencies. By August 29, the companies admitted to the auction must present their bids which will be opened at a public meeting scheduled for August 30. The award procedures must be completed within a period which ensures that the proceeds from the auction will be paid into the State accounts by September 30, 2011.

►Events subsequent to June 30, 2011

Acquisition of 4GH

On July 27, 2011, after having received the AGCM’s approval, Telecom Italia finalized the acquisition of a 71% stake in the company 4G Holding S.p.A., with an outlay of about 8.4 million euros. The transaction was carried out through the wholly-owned subsidiary TLC Commercial Services S.r.l.. The acquisition of 4GH, with its roughly 200 points of sale located in the most important shopping centers in Italy, will make it possible for Telecom Italia to build up its positioning in the retail distribution market specialized in the sale of telephony equipment, extending its reach throughout the territory.

Brazil

The Telecom Italia Group operates in the mobile and fixed telecommunications sector in Brazil through the Tim Brasil group which offers services using UMTS and GSM technologies. Moreover, through the subsidiary Intelig Telecomunicações, the Tim Brasil group completes its services portfolio by offering fiber-optic data transmission using full IP technology such as DWDM and MPLS.

►The structure of the Business Unit

The Tim Brasil group is organized as follows:

 ►Main operating and financial data

Key results for the first half of 2011 compared to the first half of 2010 are presented in the following table.

	(millions of euros)		(millions of Brazilian reais)		Change
	1st Half 2011 (a)	1st Half 2010 (b)	1st Half 2011 (c)	1st Half 2010 (d)	amount (c-d)	% (c-d)/d

Revenues	3,499	2,875	8,004	6,855	1,149	16.8
EBITDA	948	823	2,169	1,961	208	10.6
EBITDA margin	27.1	28.6	27.1	28.6	(1.5)pp
EBIT	440	165	1,007	393	614	°
EBIT margin	12.6	5.7	12.6	5.7	6.9pp
Capital expenditures	444	507	1,015	1,210	(195)	(16.1)
Headcount at period-end (number)			10,007	(*) 10,114	(107)	(1.1)

(*) Headcount at December 31, 2010.

Revenues

Revenues total 8,004 million reais, increasing 1,149 million reais compared to the first half of 2010 (+16.8%). Revenues from services in the first half of 2011 stand at 7,207 million reais, up from 6,526 million reais in the first half of 2010 (+10.4%), whereas product revenues grew from 329 million reais in the first half of 2010 to 797 million reais in the first half of 2011 (+142.2%).

ARPU (Average Revenue Per User) is 21.2 reais in the first half of 2011 against 24.1 reais in the first half of 2010.

Total lines at June 30, 2011 number 55.5 million, growing 25.0% compared to June 30, 2010, corresponding to a 25.5% market share of lines.

EBITDA

EBITDA is 2,169 million reais, increasing 208 million reais compared to the first half of 2010 (+10.6%); the EBITDA margin is 27.1%, 1.5 percentage points lower than the first half of 2010. This result is also the consequence of the strategy focusing on smartphones and webphones as a means to increase revenues from mobile data traffic.

With the percentage of commercial costs to revenues from services basically the same, in order to sustain the expansion of revenues in an increasingly fiercer competitive context, higher margins then become tied to operating efficiencies on the front of industrial costs, employee benefits expenses and trade receivables management.

With regard to the change in costs, the following is noted:

	(millions of euros)		(millions of Brazilian reais)
	1st Half 2011 (a)	1st Half 2010 (b)	1st Half 2011 (c)	1st Half 2010 (d)	Change (c-d)

Acquisition of goods and services	2,150	1,576	4,919	3,758	1,161
Employee benefits expenses	161	141	368	337	31
Other operating expenses	337	290	771	692	79
Change in inventories	(52)	75	(120)	178	(298)

•

acquisition of goods and services: totals 4,919 million reais (3,758 million reais in the first half of 2010). The increase of 30.9% compared to the first half of 2010 (+1,161 million reais) is the result of higher purchases of raw materials, auxiliaries, consumables and merchandise for 852 million reais (of which +529 million reais is for handset purchases), higher outside service costs for 111 million reais, higher portion of revenues to be paid to other TLC operators for 103 million reais and higher rent and lease costs for 95 million reais;

•

employee benefits expenses: amount to 368 million reais, increasing 31 million reais compared to the first half of 2010 (+9.3%). The average headcount grew from 8,692 in the first half of 2010 to 9,053 in the first half of 2011. The percentage of employee benefits expenses to revenues is 4.6%, decreasing 0.3 percentage points compared to the first half of 2010;

•

other operating expenses: amount to 771 million reais, increasing 11.4% (692 million reais in the first half of 2010).  Such expenses consist of the following:

(millions of Brazilian reais)	1st Half 2011	1st Half 2010	Change

Writedowns and expenses in connection with credit management	108	183	(75)
Provision charges	78	43	35
Telecommunications operating fees and charges	555	435	120
Indirect duties and taxes	8	15	(7)
Sundry expenses	22	16	6
Total	771	692	79

EBIT

EBIT amounts to 1,007 million reais, increasing 614 million reais compared to the first half of 2010. This increase is due to a higher contribution by EBITDA compared to the first half of 2010 and lower depreciation and amortization charges of 403 million reais (1,160 million reais in the first half of 2011, compared to 1,563 million reais in the first half of 2010). In particular, the reduction is partly due to lower amortization charges following the revision of the useful life of software (-131 million reais) carried out in 2010 and partly to the reduction in the component relating to handsets (capitalization of handset subsidies and handsets on loan).

Capital expenditures

Capital expenditures stand at 1,015 million reais, decreasing 195 million reais compared to the first half of 2010. This reduction is attributable to both lower subscriber acquisition costs capitalized (handset subsidies) and fewer handsets on loan, and also delays in finalizing the bids for provisioning network equipment, concluded in March 2011 and bringing significant savings will be felt during the course of the current year.

Headcount

Headcount is 10,007 at June 30, 2011, a reduction of 107 compared to December 31, 2010 (10,114).

 ►Commercial developments

In the first half of 2011, TIM built up the “B2B” commercial business and the offering of its voice and data services.

For the Consumer segment, TIM continued to expand its community through the family of products named “Infinity” and “Liberty” (prepaid and postpaid, respectively).

With this in mind and using seasonality as leverage, TIM launched promotional campaigns centered on international traffic offering advantageous packages with price reductions of about 60%. Such plans allow customers to make and receive calls in over 200 countries with which TIM has international roaming agreements. In addition, confined to the state of São Paulo, TIM has made its plans more competitive by eliminating the activation fee and thus reducing the overall cost of a call under the “Infinity” rate plans (0.25 reais for mobile and 0.50 reais for fixed terminations).

With regard to Data services, the TIM offering is focused on the “Infinity” and “Liberty Web” Community, extending the concept of “unlimited” traffic at a flat rate also for internet mobile services aimed at customers with smartphones, tablets and notebooks.

In the Business market, after launching the “Liberty” and “Empresa Mundi” plans, which guarantee companies the liberty of communicating with its employees without additional invoiced costs, TIM announced a package of plans aimed at meeting the connectivity needs of small and medium size companies (SMEs). The three “Business Class combo” plans, in fact, include unlimited voice, internet and mobile calls for smartphones (free for three months) and innovative handsets, all at a flat monthly rate.

Moreover, with the Intelig plan, the company strengthened its position as a provider of services geared to the Public Administration after winning a bid for the supply of internet accesses and traffic called by Telebrás (contract for 34 million reais for two years).

On the front of handsets, the enormous success of unsubsidized smartphone sales created new business opportunities. TIM holds the leadership position in the handset business thanks to sales models that enable it to be more competitive and which have contributed, on one hand, to its sharp growth in equipment sales and, on the other, to VAS traffic.

Regarding fixed telecommunications services, TIM, through Intelig, has further expanded its business in the residential market. In June, in fact, a dedicated event launched a new sales channel. Through agreements with new partners, the channel proposes fixed and mobile network products using a “door to door” approach which has achieved significant results.

In the Wholesale segment, two months after signing the first MVNO (Mobile Virtual Network Operator) partnership in Brazil, TIM confirmed this strategy by announcing a partnership with Sisteer, an MVNE (Mobile Virtual Network Enabler) leader in the French market. Thanks to the agreement, Sisteer will operate as an MVNE, proposing the connection between the virtual mobile operator and the TIM network, offering voice, SMS and data services; this agreement will enable the MVNOs to use all the mobile telecommunications services in Brazil and abroad.

►Events subsequent to June 30, 2011

On July 8, 2011, an agreement was signed for the acquisition of the AES Atimus group from Companhia Brasiliana de Energia. AES Atimus is an operator in the telecommunications infrastructure sector in the states of São Paulo and Rio de Janeiro, the most densely populated and wealthiest areas of the South American nation, which produce 27% of Brazilian GDP. Specifically, AES Atimus is the owner of a fiber optic network extending over 5,500 kilometers covering the 21 cities forming the metropolitan areas of São Paulo and Rio de Janeiro. With sales in 2010 of 211 million reais and a 63% EBITDA margin, the AES Atimus group represents a vital asset in enabling the Tim Brazil group to reinforce its competitive position. The transaction has an enterprise value of 1.6 billion reais (about 700 million euros). The closing is expected to take place by the fourth quarter of 2011, once the necessary approvals are obtained from the company and the competent authorities.

Argentina

The Telecom Italia Group operates in Argentina and Paraguay through the Sofora - Telecom Argentina group. More to the point, in Argentina it operates in fixed telecommunications through the company Telecom Argentina and in mobile telecommunications through the company Telecom Personal; in Paraguay it operates in mobile telecommunications with the company Núcleo.

►The structure of the Business Unit

At June 30, 2011, the Argentina Business Unit is organized as follows:

 ►Main operating and financial data

The following table gives the main results reported by the Argentina Business Unit in the first half of 2011. The amounts presented include the effects of the application of the purchase price method. Specifically, in the 2010 financial statements, in conformity with the requirements of IFRS 3, all the assets and liabilities of the Sofora group were measured for their recognition at fair value at the acquisition date (October 13, 2010). In addition to the assets and liabilities acquired, goodwill was recorded at the acquisition date for 166 million euros.

The income statement for the first half of 2011 thus includes the effects of such measurements and particularly higher amortization and depreciation related thereto (equal to 490 million Argentine pesos, about 86 million euros, in the first half of 2011).

For a better understanding of the performance of the Argentina Business Unit, the following table presents the key results achieved in the first half of 2011 compared to those of the corresponding period of 2010. The restated data for the first half of 2010 are provided solely for information purposes (illustrative and comparative) and had not therefore been included in the consolidated results of the Telecom Italia Group.

	(millions of euros)		(millions of Argentine pesos)		Change
	1st Half 2011 (a)	1st Half 2010 (b)	1st Half 2011 (c)	1st Half 2010 (d)	amount (c-d)	% (c-d)/d

Revenues	1,511	1,308	8,583	6,717	1,866	27.8
EBITDA	506	452	2,876	2,322	554	23.9
EBITDA margin	33.5	34.6	33.5	34.6	(1.1) pp
EBIT	248	295	1,409	1,515	(106)	(7.0)
EBIT margin	16.4	22.6	16.4	22.6	(6.2) pp
Capital expenditures	205	196	1,167	1,005	162	16.1
Headcount at period-end (number)(*)			16,090	(**) 15,650	440	2.8

(*)

Includes employees with temp work contracts: 12 at June 30, 2011 and 18 at December 31, 2010.

(**)

Headcount at December 31, 2010.

Revenues

Revenues in the first half of 2011 amount to 8,583 million pesos, increasing 1,866 million pesos compared to the first half of 2010 (6,717 million pesos) thanks to the growth of the broadband and mobile customer bases, in addition to the relative ARPU. The main source of revenues for the Argentina Business Unit is mobile telephony which accounts for 70% of consolidated revenues, with an increase of more than 34% compared to the first half of 2010.

In particular, the trend of the main operating data of the Business Unit is reported in the following table:

	6/30/2011	12/31/2010	Change
			amount	%

Fixed-line
Lines at period-end (thousands)	4,119	4,107	12	0.3
ARBU - Average Revenue Billed per User (pesos)	44.7	42.0 (*)	2.7	6.4
Mobile
Lines at period-end (thousands)	19,375	18,212	1,163	6.4
Telecom Personal lines (thousands)	17,392	16,333	1,059	6.5
% Postpaid lines (**)	30%	30%		-
MOU Telecom Personal (minutes/month)	97	100 (*)	(3)	(3.0)
ARPU Telecom Personal (pesos)	48.3	41.7 (*)	6.6	15.8
Núcleo mobile lines (thousands) (***)	1,983	1,878	105	5.6
% Postpaid lines (**)	16%	15%		+1 pp
Broadband
Broadband accesses at period-end (thousands)	1,457	1,380	77	5.6
ARPU (pesos)	82.9	73.6 (*)	9.3	12.6

(*)

Data relating to the first half of 2010.

(**)

Includes lines with a ceiling invoiced at the end of the month that can be integrated with prepaid recharges.

(***) Includes Wimax lines.

Fixed-line telephony service: the number of fixed lines at the end of the first half of 2011 increased slightly compared to the end of 2010, thanks mainly to the rate plans with internet connectivity. Even though the fixed-line regulated services in Argentina continue to be influenced by the rate freeze imposed by the Emergency Economic Law of January 2002, ARBU (Average Revenue Billed per User) grew more than 6% compared to the first half of 2010 due to sales of plans which include minutes of traffic and value-added services.

Mobile telephony service: Telecom Personal mobile lines in Argentina grew by 1,059 thousand compared to the end of 2010, arriving at a total of 17,392 thousand lines at June 30, 2011, 30% of which are postpaid. At the same time, thanks to high-value customer acquisitions and clear leadership in the smartphone segment, the ARPU (Average Revenue Per User) gained about 16%, exceeding 48 pesos (42 pesos in the first half of 2010). A large part of this growth can be traced to Value-Added Services (including SMS text messaging) and the Mobile Internet service which, on the whole, accounts for approximately 46% of revenues from mobile telephony services in the first half of 2011.

In Paraguay, the Núcleo customer base grew about 6% compared to December 31, 2010 and at June 30, 2011 has 1,983 thousand lines, 16% of which are postpaid. The company holds the title of offering the best 3G internet service (in terms of speed), thus continuing in its trend of significant growth in terms of the number of lines.

Broadband: Telecom Argentina’s portfolio of total broadband lines at June 30, 2011 reached 1,457 thousand accesses, with an increase of 77 thousand accesses compared to the end of 2010 and representing about 6% growth. At the same time, ARPU increased thanks to the pricing strategy which also led to the reduction of promotional discounts associated with customer acquisition and loyalty.

In the Data segment, moreover, market share increased for dedicated Internet and IP VPN lines, as well as Datacenter services.

EBITDA

EBITDA shows an increase of 554 million pesos (+23.9%), reaching 2,876 million pesos in the first half of 2011.

The EBITDA margin is 33.5%, down 1.1 percentage points compared to the first half of 2010, mainly because of higher commercial costs and employee benefits expenses.

With regard to changes in costs, the following is noted:

	(millions of euros)		(millions of Argentine pesos)
	1st Half 2011 (a)	1st Half 2010 (b)	1st Half 2011 (c)	1st Half 2010 (d)	Change (c-d)

Acquisition of goods and services	617	523	3,502	2,687	815
Employee benefits expenses	208	176	1,179	902	277
Other operating expenses	157	139	894	713	181
Change in inventories	26	21	149	108	41

•

acquisition of goods and services: totals 3,502 million pesos (2,687 million pesos in the first half of 2010).  The increase of 30% compared to the corresponding prior period (+815 million pesos) is mainly due to higher outside service costs for 494 million pesos and higher purchases of raw materials, auxiliaries, consumables and merchandise for 275 million pesos;

•

employee benefits expenses: stand at 1,179 million pesos, increasing 277 million pesos compared to the first half of 2010 (+31%). The change comes from salary increases as a result of periodical revisions in union agreements and primarily in connection with inflation. Moreover, an increase is reported in the average number of employees in the mobile area. The percentage of employee benefits expenses to total revenues is 13.7%, increasing 0.3 percentage points over the first half of 2010;

•

other operating expenses: amount to 894 million pesos, up 25% (713 million pesos in the first half of 2010).  Such expenses consist of the following:

(millions of Argentine pesos)	1st Half 2011 (a)	1st Half 2010 (b)	Change (a-b)

Indirect duties and taxes	620	483	137
Telecommunications operating fees and charges	160	127	33
Writedowns and expenses in connection with credit management	84	58	26
Sundry expenses	30	45	(15)
Total	894	713	181

EBIT

EBIT records a decline of 106 million pesos (-7.0%) to 1,409 million pesos in the first half of 2011. The reduction is entirely attributable to the adoption of the purchase price method which led to higher amortization and depreciation charges that were absent in the first half of 2010, for a total of 509 million pesos (about 90 million euros). Excluding such expenses, EBIT would have been higher by 403 million pesos (+26.6% compared to the first half of 2010), or about 71 million euros, thanks to the higher contribution by EBITDA.

The EBIT margin is 16.4% and 6.2 percentage points lower than in the first half of 2010. Excluding the effects of the adoption of the purchase price method, the EBIT margin would have been 22.3% and therefore basically in line with the same period of the prior year.

Capital expenditures

Capital expenditures stand at 1,167 million pesos, increasing 16.1% compared to the same period of the prior year. Such amount includes 317 million pesos for the capitalization of subscriber acquisition costs for the subscription of binding 18 – 24 month contracts for mobile customers and 12 month contracts for broadband customers (251 million pesos in the first half of 2010).

With regard to the fixed network, capital expenditures have been directed to the expansion of the fiber optic infrastructure and the access network, the development of backhauling for mobile traffic, DWDM technology and expansion of the IP backbone in order to improve transmission capacity and increase the access speed offered to customers.

At the same time, Telecom Personal has principally invested in the 3G network to increase capacity and expand coverage as well as in the platforms to expand Value-Added Services and in IT projects. Capital expenditures by Núcleo are aimed mainly at the 3G access network and switching.

Headcount

Headcount at June 30, 2011 is 16,090, an increase of 440 persons compared to December 31, 2010 (+2.8%). About 50% of the increase refers to the fixed sector and the other 50% to the mobile sector.

►Commercial development

In the fixed-line residential segment, Telecom Argentina has continued its strategy of offering plans which include subscriber charges, minutes of traffic and value added services, with the objective of boosting both the demand for new accesses and the growth of Average Revenue Billed Per User. With regard to Broadband, the bundled sales strategy was enhanced by also adding the mobile bandwidth offering and minute plans (local calls) to the fixed bandwidth offering. Concerning the small and medium size companies segment, the sales offer focuses on data services so as to increase the value of customers. ICT Converging solutions plans are also continuing for the corporate segment.

Telecom Personal further stepped up its strategy geared to expanding the use of value-added services on the part of customers by launching a very aggressive plan for mobile internet for the prepaid segment which gives cell phones access to a series of services such as e-mail, social networks, web surfing, applications and GPS. As for handsets, Telecom Personal extended the platform of Personal Black premium services with the launch of new devices such as smartphones and tablets which contribute to its positioning from the standpoint of innovation. In this way, Telecom Personal continues to present an offering of services and handsets which are adapted to the various needs of communication and surfing of its customers, proposing plans which are ahead of the trend of the sector. Finally, Telecom Personal has bolstered its strategy in terms of the convenient pricing packages introducing benefits when topping up and plans for services and benefits differentiated in terms of credit and SMSs exclusively for members of the Club Personal loyalty program.

During the second quarter of 2011, Núcleo in Paraguay maintained its 3G mobile internet pricing and expansion policy that had already been drawn up in 2010.

►Competition

The telecommunications market in Argentina and Paraguay continues to feature sustained demand for new services and higher access speeds in an environment of strong competition in the various segments of the business.

In particular, in the Argentina mobile segment, Telecom Personal is one of the three operators which offer a national service in competition with Claro (America Móvil Group) and Movistar (Telefónica Group). In Paraguay, Núcleo operates in a market that continues to be characterized by a high level of competitiveness based on aggressive pricing and promotion, as well as on new products and services. The main competitor of Núcleo is Tigo (Millicom Group).

As far as the broadband segment is concerned, the Argentina business unit with the Arnet brand competes both with the ADSL operator Speedy (Telefónica Group), with Fibertel (Clarín Group) which offers broadband access services by cable-modem and with Telecentro which is able to offer triple play.

Media

The Telecom Italia Media group operates in the business segments: TI Media – La7, MTV Group and Network Operator. In particular:

•

TI Media – La7: includes activities of the television broadcasters La7 and La7d and those relating to Digital Content for the Telecom Italia Group for the creation and production of content relating to the innovative platforms of Telecom Italia and to the web;

•

MTV Group: includes activities carried out by MTV Italia and its subsidiary MTV Pubblicità relating to the television broadcasters MTV and MTV Music, the 360° Playmaker production unit, the production of multimedia musical platforms and satellite channels, in addition to MTV Mobile and Digital (Web);

•

Network Operator (TIMB): includes activities conducted by Telecom Italia Media Broadcasting for the operation of the analog and digital broadcasting networks of La7 and MTV and the Digital Multiplex channels operated by the Group, in addition to accessory services and radio and television broadcasting platforms offered to Group companies and third parties.

►The structure of the Business Unit

The Business Unit is organized as follows:

 ►Main operating and financial data

Key results for the first half of 2011 compared to the first half of 2010 are presented in the following table.

(millions of euros)	1st Half 2011	1st Half 2010	Change
			amount	%

Revenues	118	127	(9)	(7.1)
EBITDA	9	9	-	-
EBITDA margin	7.6	7.1	0.5 pp
EBIT	(20)	(21)	1	4.8
EBIT margin	(16.9)	(16.5)	(0.4) pp
Capital expenditures	26	21	5	23.8
Headcount at period-end (number) (°)	803	(*) 777	26	3.3

(°) The number includes 74 persons with temp contracts at June 30, 2011 and 44 at December 31, 2010.

(*) Headcount at December 31, 2010.

Revenues

Revenues amount to 118 million euros, decreasing 9 million euros (-7.1%) compared to 127 million euros in the first half of 2010.  In greater detail:

•

revenues of TI Media – La7 in the first half of 2011, before infragroup eliminations, stand at 71 million euros, increasing 15 million euros (+25.9%) compared to the first half of 2010, thanks to the decisive increase in gross advertising revenues. Advertising revenues particularly benefitted from the excellent performance of channel La7 daily average audience share which reached 3.65% in the first half of 2011 and from channel La7d’s net revenues in the first half which totaled 3 million euros;

•

MTV Group revenues come to 36 million euros, before infragroup eliminations, decreasing 10 million euros compared to the first half of 2010 (46 million euros). This reduction is due for 5 million euros to lower net advertising revenues and the remaining amount to the fall of other activities, particularly, lower revenues by MTV Mobile (-1 million euros) following the recent contract revision at the end of 2010 and lower revenues by the satellite-music platform channels as a result of the renegotiation, to lower values, of the contract with Sky (-2 million euros), whereas other revenues decreased in total by 2 million euros;

•

revenues from Network Operator activities, before infragroup eliminations, amount to 26 million euros, compared to 40 million euros in the first half of 2010, decreasing 14 million euros. This change is almost entirely due to the termination of the Dahlia TV contract after the company was put into a wind-up in January (-15 million euros). The reduction in the revenues of analog activities with the group, in relation to the switch-off, was offset by higher revenues from the lease of digital bandwidth on its Multiplexes.

EBITDA

EBITDA is a positive 9 million euros in the first half of 2011, unchanged compared to the first half of 2010. In particular:

•

EBITDA of TI Media – La7 is a negative 6 million euros, improving 15 million euros compared to the first half of 2010 (-21 million euros). Such performance is due to the higher contribution of revenues, as described above, which more than compensated the higher operating costs linked largely to the programming of La7d, which in the first half of 2010 was in the start-up phase while in 2011 the channel is now firmly consolidated. La7 programming costs are basically in line with the first half of 2010;

•

EBITDA of the MTV Group is 3 million euros, decreasing 2 million euros compared to the first half of 2010 (5 million euros). The reduction in revenues, due both to lower advertising revenues and Mobile and Satellite activities, was only partly compensated by the reduction in operating costs;

•

EBITDA of the Network Operator activities is 12 million euros, decreasing 10 million euros compared to the corresponding period of the prior year; this result was influenced by the loss of sales from Dahlia TV and compensated by a reduction in operating costs due to greater efficiency in running the network.

EBIT

EBIT is -20 million euros, improving 1 million euros compared to the first half of 2010.

Capital expenditures

Capital expenditures amount to a total of 26 million euros (21 million euros in the first half of 2010). Such expenditures refer to TI Media – La7 (23 million euros) and the MTV group (2 million euros) mostly for the acquisition of television rights extending beyond one year (22 million euros) and other investments for 1 million euros which include those associated with activities for the digitalization of the networks.

Headcount

Headcount is 803 at June 30, 2011 (including 74 with temp work contracts), with an increase of 26 persons compared to December 31, 2010 (777, including 44 with temp work contracts) and unchanged compared to June 30, 2010 (803, including 61 with temp work contracts).

►Principal changes in the regulatory framework

New digital terrestrial regulation

On June 30, 2011, AGCom published the new digital terrestrial regulation which definitively supersedes Decision 435/01/CONS. The main points are:

•

Estimated deadline of December 31, 2011 for the definitive allotment of the user rights for digital frequencies to the national network operators based on impartial, transparent and non-discriminatory procedures. Telecom Italia Media may take advantage of this estimated date to bring added pressure on its request to substitute UHF channel 60 which is being disturbed by the LTE 800 systems.

•

The possibility of carrying up to two national programs on the local multiplexes, to which, however, national numbering is assigned. This project harms the Telecom Italia Media group which has based its network operator business model on the sale of transmission capacity to third parties. Considering that the project is contrary to the legal and regulatory system in force which sets the maximum ceiling for national transmission capacity exercisable by national operators and reserves at least one-third of the frequencies resources for local broadcasting, actions, if any, to protect itself are in the process of evaluation.

•

Keeping the concession fee up to the end of 2012 for former analog national and local broadcasters. On this point, a question is in the process of being raised with AGCom in order to avoid any broad interpretations according to which the sales of network operators could be subject to such measure.

Beauty Contest

On July 8, 2011, the call for bids and the regulations were published for the beauty contest. The deadline for the presentation of the applications is September 6, 2011. The beauty contest is offering 6 Lots for the same number of MUXs and divides them into LOT A for 3 DVB-T frequencies, in which RAI, Mediaset and Telecom Italia Media are barred, LOT B for 2 DVB-T frequencies, open to all operators except SKY Italia, and in the C subset for 1 DVB-H/DVB-T2 frequency, in which RAI, Mediaset, SKY and H3G are barred.

The Ministry must appoint the Commission and the Advisor for the evaluation of the applications and the awarding of the user rights. The user rights must be issued 70 days after being awarded. It is estimated that the user rights will be awarded between December 2011 and the end of January 2012.

Concerning the procedures leading up to the admission to the beauty contest, AGCom, under Decision 187/11/CONS, has approved Telecom Italia Media Broadcasting’s (TIMB) list for the sale of 40% of the transmission capacity of the 5th DVBT MUX eventually awarded. In accordance with AGCom’s requirements, the list was published on TIMB’s website on June 6, 2011. In line with the appeal on the digital frequencies, the Telecom Italia Media Group has filed additional grounds to the main appeal against Decision 187/11/CONS because of erroneously assimilating Telecom Italia Media with the same obligations as RAI and Mediaset with regard to the sale of the 40% transmission capacity.

Switch off timetable

The 2011 Stability Law provides that the frequencies 790-862 MHz (former UHF TV channels 61 to 69) – the “800 range” - originally allotted to local TV networks, be used for mobile broadband communications services through an auction process.

With Legislative Decree 34 dated March 31, 2011, the measures for the rationalization of the radio spectrum were defined. In particular, the definitive timetable for the switch over to digital terrestrial television has been extended to September 30, 2011 and the date for the allotment of the frequencies to the local operators is set at June 30, 2012.

On June 24, 2011, The Ministry for Economic Development established, by decree, the switch off date for 2011 as follows: Liguria from October 10 to November 2, Tuscany (including La Spezia and Viterbo) and Umbria from November 3 to December 2 and the Marches from December 5 to December 21.

Financial Stability Law 2011

In the financial stability law of July 2011, it was established that, because of the well-known national interest in the prompt liberation and allotment of the frequencies, the possible cancellation of acts and measures regarding television frequencies does not involve the reintegration in a specific manner and any compensation for damages only occurs for an equivalent. The implications of this on all issues regarding digital frequencies and pending challenges are under examination.

Olivetti

The Olivetti group mainly operates in the sector of office products and services for Information Technology. Thanks to its vast offering of cutting-edge hardware and software, its Solution Provider activities offer solutions able to automate processes and business activities for small and medium enterprises, large corporations and vertical markets. The Group continues the process, begun during the last few years, of expanding and diversifying the offering by concentrating on both the development of software solutions and applications services for businesses and public administrations, and also specialized electronic devices.

The market of the Business Unit is focused mainly in Europe, Asia and South America.

►The structure of the Business Unit

The Business Unit is organized as follows (main companies only):

 ►Main operating and financial data

Key results for the first half of 2011 compared to the first half of 2010 are presented in the following table.

(millions of euros)	1st Half 2011	1st Half 2010	Change
			amount	%

Revenues	161	176	(15)	(8.5)
EBITDA	(24)	(16)	(8)	(50.0)
EBITDA margin	(14.9)	(9.1)	(5.8) pp
EBIT	(27)	(18)	(9)	(50.0)
EBIT margin	(16.8)	(10.2)	(6.6) pp
Capital expenditures	3	3	-
Headcount at period-end (number)	1,088	(*) 1,090	(2)	(0.2)

(*) Headcount at December 31, 2010.

Revenues

Revenues amount to 161 million euros in the first half of 2011, decreasing 15 million euros compared to the first half of 2010. The market environment is particularly negative for the third consecutive year and estimates for 2011 forecast a contraction in ICT expenditures in Italy of about 4.5% (year-over-year, average data, source by Assinform).  As regards Olivetti, in particular, certain specific phenomena have occurred: the reduction of about 6 million euros in the Telecom Italia channel owing to the overall drop in demand in the devices market; the decline in sales abroad, approximately 3 million of which is due to the reorganization of the Europe channel currently in progress, and 1 million euros to the exchange rate effect on sales in foreign currency with customers outside the EU.

As far as the other Commercial Channels are concerned, sales have remained basically stable although the market is negative.

EBITDA

EBITDA is a negative 24 million euros and recorded a negative change of 8 million euros compared to the first six months of the prior year. The change is due to lower margins on some proprietary products (particularly inkjet products) which are not yet sufficiently compensated by the positive results of the new lines of products and services. Restructuring costs of more than 1 million euros also affected EBITDA due to the end of the activities of the German affiliate.

EBIT

EBIT is a negative 27 million euros and recorded a negative change of 9 million euros compared to the first half of 2010, owing to the reasons described under EBITDA.

Capital expenditures

Capital expenditures amount to 3 million euros, unchanged from the same period of the prior year.

Headcount

Headcount at June 30, 2011 is 1,088 (998 in Italy and 90 outside Italy), a reduction of 2 compared to December 31, 2010 (1,090, of whom 1,001 in Italy and 89 outside Italy). During the period, 14 persons were added and 16 persons left, consistently with the professional remix focused on the new Olivetti sales offerings.

►Commercial developments

During the first half of 2011, in response to the evolution of the ICT market and the new opportunities offered by Cloud Computing, Olivetti continued its repositioning strategy as a Solution Provider by putting together an integrated hardware and software package, customized for the client and supported by an extensive assistance network. The new initiatives distinguish themselves because of the integration of hardware products and advanced services and applications, operating in synergy with Telecom Italia and qualified partners.

In February 2011, in particular, the OliPad tablet was launched; it comes with applications for the consumer world and the business world.

For the Business market, OliPad allows a higher level of personalization according to a company’s individual needs. It also enables access to a rich offering of applications thanks to the Application Warehouse, a veritable virtual warehouse of software applications that can be configured and customized that Olivetti has expressly dedicated to companies and the Public Administration. Just a few of the applications available are: digital catalogs and display guides for points of sale dedicated to the fashion sector networks; Sales Force Management applications dedicated to the management of sales activities in the field; a Social Networking Enterprise Tool aimed at teams working both inside and outside the company and Signature Workflow management of company documents thanks to the digital signature. During the course of the first half, various commercial endeavors have been activated with large customers with the aim of employing the OliPad for automation projects; in particular, a project for accessing company applications by more than ten thousand field persons in the transport sector is in the advanced stages of proposal, other initiatives cover the spread of the biometric signature at branches – including bank branches – while still more are geared to the adoption of the OliPad in the school environment.

With regard to the Consumer market, OliPad is marketed through the Telecom Italia sales network. With regard to the business and Public Administration market, it is marketed through the dedicated sales networks of Olivetti and Telecom Italia. Innovative distribution channels are also being tested: in April, OliPad was offered on Twitter, the social networking and microblogging platform.

Work is continuing on the important project begun in 2009 in collaboration with Telecom Italia S.p.A. for the supply of specialized payments/services terminals at authorized tobacco stores in Italy. Beginning June 2011, Olivetti supplied the first 1000 new M210T terminals that were developed according to the technical specifications agreed with the final customer in September 2010; this was an interval of only nine months between the design phase of the product and then manufacturing and delivery.

Furthermore, in the first half of 2011, Advalso’s business grew 45% thanks to the consolidation of traditional activities (technical front end) and also the focus on end-to-end caring activities.

►Events subsequent to June 30, 2011

In July, the new family of OliPad tablets was launched with seven and ten-inch displays that will be marketed also through the large-scale specialized distribution channel.

Olivetti, moreover, with Telecom Italia, was awarded the supply of tablets for the management of the biometric signature for 13,000 branches of the Intesa Sanpaolo group.

During the same period, Olivetti and Telecom Italia officially began testing with the Revenue Agency for the transmission of electronic invoices to the Public Administration through the interexchange system laid down by law.

Corporate Boards at June 30, 2011

 ►Board of Directors

The ordinary shareholders’ meeting held on April 12, 2011 appointed the new board of directors of the Company composed of 15 directors who will remain in office for three years until the approval of the financial statements for the year ended December 31, 2013.

On April 13, 2011, the Telecom Italia board of directors appointed Franco Bernabè Executive Chairman, Aldo Minucci Deputy Chairman and Marco Patuano Managing Director and Chief Operations Officer. On June 6, 2011, the director Ferdinando Falco Beccalli submitted his resignation.

Consequently, the board of directors of the Company is now composed as follows:

Executive Chairman	Franco Bernabè
Deputy Chairman	Aldo Minucci
Managing Director and Chief Operations Officer	Marco Patuano
Directors

César Alierta Izuel

Tarak Ben Ammar

Elio Cosimo Catania (independent)

Jean Paul Fitoussi (independent)

Gabriele Galateri di Genola

Julio Linares López

Gaetano Micciché

Renato Pagliaro

Francesco Profumo (independent)

Mauro Sentinelli (independent)

Luigi Zingales (independent)

Secretary to the Board	Antonino Cusimano

All the board members are domiciled for the positions they hold in Telecom Italia at the registered offices of the Company in Milan, Piazza degli Affari 2.

On April 13, 2011, the board of directors also appointed the members of the board Committees, which are now composed as follows:

–

Executive Committee – Executive Chairman, Deputy Chairman, Chief Operations Officer, Directors Elio Cosimo Catania, Julio Linares López, Renato Pagliaro and Mauro Sentinelli (*);

–

Committee for Internal Control and Corporate Governance – Directors Elio Cosimo Catania (Chairman of the Committee), Jean Paul Fitoussi, Francesco Profumo, Mauro Sentinelli and Luigi Zingales;

–

Nomination and Remuneration Committee - Directors Elio Cosimo Catania (Chairman of the Committee), Jean Paul Fitoussi, Gabriele Galateri di Genola and Francesco Profumo.

(*)

The Committee also included the director Ferdinando Falco Beccalli, who submitted his resignation to the board of directors on June 6, 2011.

In addition to the responsibilities of the internal Committees which remain those established by the Company’s Self-regulatory Code, the following duties were also attributed to:

–

the Executive Committee: responsibility for expressing a preliminary opinion on the transactions submitted for approval to the board of directors pursuant to point 3.2 of the Self-regulatory Code, that is, on the transactions which, by their nature, strategic importance, size or commitments which they may involve, have a significant impact on the operations of the Company and the Group;

–

the Committee for Internal Control and Corporate Governance: responsibility over matters regarding transactions with related parties according to the specific Procedure on this subject and the task of high-level oversight regarding corporate social responsibility;

–

the Nomination and Remuneration Committee: responsibility over matters regarding the management succession and replacement process and the selection/designation of the external member of the Supervisory Board, as well as the task of formulating proposals for allocating the total compensation established by the shareholders’ meeting among the entire board of directors.

►Board of Statutory Auditors

The board of statutory auditors of Telecom Italia was elected by the shareholders’ meeting held on April 8, 2009 and will remain in office until the approval of the 2011 annual financial statements.

The board of statutory auditors is composed as follows:

Chairman	Enrico Maria Bignami
Acting Auditors	Gianluca Ponzellini
Lorenzo Pozza
Salvatore Spiniello
Ferdinando Superti Furga
Alternate Auditors	Silvano Corbella
Maurizio Lauri
Vittorio Giacomo Mariani
Ugo Rock

►Independent Auditors

The shareholders’ meeting held on April 29, 2010 appointed the audit firm of PricewaterhouseCoopers S.p.A. to audit the Telecom Italia financial statements for the nine-year period 2010-2018.

►Manager responsible for preparing the corporate financial reports

Andrea Mangoni (Head of the Group Administration, Finance and Control & International Development Function) is the manager responsible for preparing Telecom Italia’s corporate financial reports.

Macro-Organization Chart at June 30, 2011 -
Telecom Italia Group

Information for Investors

►Telecom Italia S.p.A. Share Capital at June 30, 2011

Share capital (in euros)	10,688,746,056.45
Number of ordinary shares (par value 0.55 euros each)	13,407,963,078
Number of savings shares (par value 0.55 euros each)	6,026,120,661
Number of Telecom Italia ordinary treasury shares	37,672,014
Number of Telecom Italia ordinary shares held by Telecom Italia Finance S.A.	124,544,373
Percentage of ordinary treasury shares held by the Group to total share capital	0.83%
Market capitalization (based on June 2011 average prices)	17,486 million euros

►Shareholders

Composition of Telecom Italia S.p.A. shareholders according to the Shareholders Book at June 30, 2011, supplemented by communications received and other available sources of information (ordinary shares):

The shareholders of Telco (Generali Group: 30.58%; Mediobanca S.p.A.: 11.62%; Intesa Sanpaolo S.p.A.: 11.62%; Telefónica S.A.: 46.18%) signed a Shareholders’ Agreement, relevant for Telecom Italia pursuant to Legislative Decree 58/1998, art. 122.

The description of the fundamental contents of the agreement is contained in the Report on the Corporate Governance and Share Ownership Structure, published on the website: www.telecomitalia.com.

►Major Holdings in Share Capital

At June 30, 2011, taking into account the results in the Shareholders Book, communications sent to Consob and the Company pursuant to Legislative Decree 58 dated February 24, 1998, art. 120 and other sources of information, the principal shareholders of Telecom Italia S.p.A. ordinary share capital are as follows:

Holder	Type of ownership	% stake in ordinary share capital

Telco S.p.A.	Direct	22.40%
Findim Group S.A.	Direct	4.99%

Furthermore, the following companies, as investment advisory firms, notified Consob that they are in possession of Telecom Italia S.p.A. ordinary shares:

•

Brandes Investment Partners LP: on July 23, 2008, for a quantity of ordinary shares which at June 30, 2011 is equal to 4.02% of total Telecom Italia S.p.A. ordinary shares;

•

Blackrock Inc.: on May 20, 2010, for a quantity of ordinary shares which at June 30, 2011 is equal to 2.89% of total Telecom Italia S.p.A. ordinary shares;

•

Alliance Bernstein LP: on November 14, 2008, for a quantity of ordinary shares which at June 30, 2011 is equal to 2.06% of total Telecom Italia S.p.A. ordinary shares.

 ►Common Representatives

•

The special meeting of the savings shareholders held on May 28, 2010 elected Emanuele Rimini as the common representative for three financial years (up to the approval of the financial statements for the year ended December 31, 2012).

•

By decree of March 26, 2009, the Milan Court appointed Francesco Pensato as the common representative of the bondholders for the “Telecom Italia S.p.A. Euro 1,250,000,000 5.375 per cent. Notes due 2019” (with a mandate for the three-year period 2009-2011).

•

By decree of March 7, 2011, the Milan Court appointed Enrico Cotta Ramusino as the common representative of the bondholders for the Telecom Italia S.p.A. 2002-2022 bonds at variable rates, open special series, reserved for subscription by employees of the Telecom Italia Group, in service or retired (with a mandate for the three-year period 2011-2013).

►Performance of the Stocks of the Major Companies in the Telecom Italia Group

Relative performance by Telecom Italia S.p.A.

1/1/2011 – 6/30/2011 vs. FTSE Italia All-Share Index and DJ Stoxx TLC Index (*)

125.00
120.00
115.00
110.00
105.00
100.00
95.00
90.00
1.2394
1.1898
1.1402
1.0907
1.0411
0.9915
0.9419
0.8924
3-Jan 13-Jan 25-Jan 4-Feb 16-Feb 28-Feb 10-Mar 22-Mar 1-Apr 13-Apr 25-Apr 5-May 17-May 27-May 8-Jun 20-Jun 30-Jun
Telecom Italia Ord.
Telecom Italia Sav.
FTSE Italy All-Shares
Dow Jones Stoxx TLC

(*)  Chart based on Telecom Italia ord. price of EUR 0.9915 at 1/3/2011 - Stock market prices. Source: Reuters.

Relative performance by Telecom Italia Media S.p.A.

1/1/2011 – 6/30/2011 vs. FTSE Italia All-Share Index and DJ Stoxx Media Index (*)

125
120
115
110
105
100
95
90
85
80
75
0.297
0.286
0.274
0.262
0.250
0.238
0.226
0.214
0.202
0.190
0.178
3-Jan
13-Jan
25-Jan
4-Feb
16-Feb
28-Feb
10-Mar
22-Mar
1-Apr
13-Apr
25-Apr
5-May
17-May
27-May
8-Jun
20-Jun
30-Jun
Telecom Italia Media Ord.
Telecom Italia Media Sav.
FTSE Italy All-Shares
Dow Jones Stoxx Media

(*) Chart based on Telecom Italia Media ord. price of EUR 0.238 at 1/3/2011 - Stock market prices. Source: Reuters.

Relative performance by Tim Participações S.A.

1/1/2011 – 6/30/2011 vs. BOVESPA Index and ITEL Index (in Brazilian reais) (*)

145
140
135
130
125
120
115
110
105
100
95
90
85
9.7236
9.3883
9.0530
8.7177
8.3824
8.0471
7.7118
7.3765
7.0412
6.7059
6.3706
6.0353
5.7000
3-Jan
13-Jan
25-Jan
4-Feb
16-Feb
28-Feb
10-Mar
22-Mar
1-Apr
13-Apr
25-Apr
5-May
17-May
27-May
8-Jun
20-Jun
30-Jun
Tim Participações Ord.
Tim Participações Pref.
BOVESPA
ITEL

(*) Chart based on Tim Participações ord. price BRL 6.7059 at 1/3/2011 - Stock market prices.     Source: Reuters.

Relative performance by Telecom Argentina S.A. (Class B ordinary shares)

1/1/2011 – 6/30/2011 vs. MERVAL Index (in Argentine pesos) (*)

120
110
100
90
80
23.3334
21.3889
19.4445
17.5000
15.5556
3-Jan
13-Jan
25-Jan
4-Feb
16-Feb
28-Feb
10-Mar
22-Mar
1-Apr
13-Apr
25-Apr
5-May
17-May
27-May
8-Jun
20-Jun
30-Jun
Telecom Argentina
MERVAL

(*)  Chart based on Telecom Argentina Class B price ARS 19.44 at 1/3/2011 - Stock market prices. Source: Reuters.

Telecom Italia S.p.A. ordinary and savings shares, Tim Participações S.A. preferred shares, Telecom Argentina S.A. Class B ordinary shares and Nortel Inversora S.A. Class B preferred shares are listed on the New York Stock Exchange (NYSE). The shares are listed through American Depositary Shares (ADS) representing, respectively, 10 Telecom Italia S.p.A. ordinary shares and 10 savings shares, 10 Tim Partecipações preferred shares, 5 Telecom Argentina S.A. Class B ordinary shares and, for Nortel Inversora S.A., through American Depositary Receipts (ADRs) representing 0.05 Class B preferred shares.

►Rating at June 30, 2011

	Rating	Outlook

STANDARD & POOR'S	BBB	Stable
MOODY'S	Baa2	Stable
FITCH RATINGS	BBB	Stable

Related Party Transactions

In accordance with art. 5, paragraph 8 of Consob Regulation 17221 of March 12, 2010 concerning “related party transactions” and the subsequent Consob Resolution 17389 of June 23, 2010, in the first half of 2011 no significant transactions were entered into as defined by art. 4, para. 1, letter a) of the aforementioned regulation or other transactions with related parties which had a major impact on the financial position or on the results of the Telecom Italia Group in the first half of 2011.

Furthermore, there were no changes or developments regarding the related party transactions described in the annual report 2010 which had a significant effect on the financial position or on the results of the Telecom Italia Group in the first half of 2011.

Transactions with related parties, when not dictated by specific laws, are in any case conducted at arm’s length.

The information on related party transactions required by Consob Communication DEM/6064293 dated July 28, 2006 is disclosed in the financial statement themselves and in the Note “Related party transactions” in the Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2011.

Sustainability Section

This section details the most significant activities and projects implemented during the first half of 2011 for the Environment and Human Resources stakeholders.

Environment

Energy

Previously launched energy saving initiatives continued, including:

►

adopting the most efficient technological solutions for servers installed in Data Centres, including the concentration and virtualisation of machines;

►

optimising the use of systems and updating the technology of obsolete equipment;

►

rationalising and optimising air conditioning systems, also by segregating environments depending on their different air conditioning requirements, and increasing the average operating temperatures of telephone exchanges, servers and Radio Base Stations (RBSs);

►

modernising AC/DC conversion equipment by introducing technological solutions that guarantee better performance;

►

maintaining the efficiency of the fixed traditional switching network and the data networks;

►

introducing innovative mobile network system technologies in order to improve network performance in terms of transmission capacity and allow new services to be introduced that significantly reduce energy consumption.

With regard to the use of alternative or non-traditional energy sources, the following new projects have been launched:

►

a combined wind and photovoltaic power supply system (consisting of a 3 to 6 kW wind generator and 5 kWp photovoltaic panels) is being created at RBSs installed at sites with favourable environmental and weather conditions, previously powered by diesel generators; an additional 3 RBSs to the 5 already in operation at the end of last year have been equipped with this system in 2011 and a further 5 are currently being created. Weather stations continue to be used to measure environmental parameters, including average wind speed, temperature and solar radiation, in order to identify further sites in the country that might be suitable for this technical solution;

►

at three medium-sized TLC exchanges, three geo-cooling systems have been installed and commissioned to cool equipment rooms, replacing the traditional cooling systems. The system makes use of the temperature differential between the surface and the air sampling point, located a few metres below ground. With a view to using this technology more widely across the country, constant monitoring of performance, characteristics and consumption is being ensured;

►

five small methane-powered cogeneration plants have been activated (electric power of around 130 kWe) at industrial sites related to fixed network stations, in addition to the 12 plants already in operation. The energy saving allowed by this local electricity generation is around 30%.

The following are some of the many initiatives conducted in the field of energy.

►

Work on technological systems serving TLC buildings and systems:

o

replacement of traditional lamps (neon and dichroic) with LED lamps according to the plan established for 2011;

o

activation of free cooling2 systems on fixed network containers;

o

planning of action to reduce the use of air conditioning systems in 250 RBSs by optimising the operation cycle and using new free cooling installations;

o

experimenting with methane fuelled cooling and heating systems for industrial sites and office premises;

o

modernising access network nodes to reduce energy consumption by adopting new technologies that integrate second and third generation standards (GSM and UMTS).

►

Now that the EFFC (Extraction Full Free Cooling)3 testing phase is over, with estimated energy savings of around 90%, the potential extension of this system to other plants and offices is being considered. Testing continues of the E2FCC technology, which allows the direct extraction of air from cabinets containing the equipment and for which a patent application has been accepted. Performance is assessed at high temperatures (40°C.) using combined air conditioning systems (traditional + free cooling) and renewable energy power systems.

►

With regard to activities performed in the framework of the ETSI EE (European Telecommunication Standard Institute - Environmental Engineering) to establish methods of measuring the energy efficiency of RBSs (TS102 706 Specification), a dynamic version of the measurements was established in the first quarter of 2011 based on an assessment of energy consumption according to traffic. This specification is of considerable importance because it is the basis for determining the energy consumption limits for RBSs, particularly in view of the development of Europe-wide Codes of Conduct (CoC).

Telecom Italia is also involved in various ways in updating the other CoCs regarding Digital TV (Uninterruptible Power Systems and External Power Supplies) and is a member of the working group set up to update the Digital TV Systems Code with regard to the supply of IPTV and multimedia services in general. The new CoC for this sector is expected in September 2011 and there are plans to apply the efficiency criteria defined in it to the Cubovision product. The general aim of the work carried out in these working groups is to speed up the availability of energy-saving equipment/systems, while also allowing suppliers to achieve greater economies of scale by establishing common energy efficiency requirements that no longer differ from one country to another.

Energy-saving initiatives for home networking equipment

Within the framework of the ETNO (European Telecommunications Network Operators’ Association), Telecom Italia coordinated the Home Access Gateway “GREEN” (Green Router for Energy Efficient home Networking)4 energy consumption benchmarking campaign, which provided indications on the current potential for improving energy efficiency, thus contributing to the creation of a new CoC for broadband equipment in the EU and to the activities of the ETSI Environmental Engineering (EE) group. The benchmarking activity also allowed a reference to be set for assessing suppliers in the context of the tender for new 2011 Access Gateways. Also in this context, the launch of a new range of “Telecom Italia Green” products was finalised, using the new Wi-Fi Access Gateway to supply the broadband services. The product is accompanied by an environmental declaration that demonstrates the improvements achieved in terms of energy efficiency and eco-design.

Telecom Italia has finalised and submitted to AEEG, the Italian national authority for electricity and gas, an updated version of the standard form presented at the end of 2010 for requesting Energy Efficiency Certificates (White Certificates) for the “modem/access gateway" product category, requesting certificates for the new "green" modems which have been marketed as of April 2011.

Among other customer-related initiatives, in the context of the ITU-T SG5 WP3 Q21, Telecom Italia (with the support of the Global e-Sustainability Initiative) has been involved in a review of the L.1000 recommendation on the universal battery charger for mobile phones (Universal Mobile Charger) in order to reduce as much as possible the number of options available for connectors and cables and achieve convergence on a single solution that can be used on all models. The recommendation review was approved in May 2011 and the ITU-T issued a press release (itu.int/net/pressoffice/press_releases/2011/11.aspx) in which Telecom Italia appeared at the top of the list of companies involved in this matter.

Car/motorbike fleet testing

The testing of 2 different types of Fiat electric vehicles ("500" and "Fiorino allestito" models) has been completed. The test results are being examined in order to determine the convenience and appropriateness of introducing them into the operational fleet according to company requirements.

Based on the results of a feasibility study regarding the use of hybrid petrol/electric three-wheeled motorbikes, a prototype has been created that fulfils the specific mobility requirements of Telecom Italia and its testing has begun.

Communication actions

During the final evening of the CinemAmbiente 2011 Festival held in Turin on June 5th, which coincided with World Environment Day, Telecom Italia presented a preview of Itali@mbiente, an environmental docu-film on our country's state of health, produced jointly with the WWF, with over 200 video contributions received by the AVoiComunicare (avoicomunicare.it) blogs, also thanks to a new group set up on Facebook (Avoicomunicare – Itali@mbiente) to share information and opinions.

The subjects dealt with range from reports on critical local situations to virtuous environmental conduct and themes including biodiversity, urban traffic, use and consumption of local resources.

A contribution to the initiative was also made by the CinemAmbiente Festival, which provided previously unseen video footage involving its own network of artists and video makers. Itali@mbiente was post-produced by the AVoiComunicare.it. editorial office under the scientific supervision of Mario Tozzi. The soundtrack was entrusted to ”Capone & BungtBangt”, an Italian band that recycles materials creatively to produce its musical instruments.

Human Resources

Headcounts and changes in the Telecom Italia Group

Telecom Italia Group

The headcount of personnel as of June 30, 2011 was divided as follows:

(units)	06.30. 2011	12.31.2010	Changes

Italy	57,776	57,994	(218)
Abroad	26,469	26,135	334
Total personnel on payroll	84,245	84,129	116
Agency contract workers	90	71	19
Total personnel	84,335	84,200	135

Excluding agency contract workers, the Group's headcount has increased by 116 compared to December 31, 2010.

The change can be broken down as follows by individual Business Unit:

(units)	Recruited(*)	Departed(*)	Net change

Domestic	263	480	(217)
Brazil	2,262	2,369	(107)
Argentina	983	537	446
Olivetti, Media and others	58	64	(6)
Turnover	3,566	3,450	116

(*)

The table also includes transfers within the Group.

People Caring

During the first six months of 2011, Telecom Italia continued to implement specific initiatives relating to four macro areas:

►

work-life balance;

►

support for the needs of children and families;

►

support for voluntary service initiatives;

►

making the most of the forms of diversity that exist in the working environment.

In the first two of these areas, support for the following initiatives was renewed:

►

nurseries, including 9 run by the company (in 7 cities) and 3 under agreements with external nurseries in the Naples, Rome and Padua offices;

►

company loans, including 299 disbursed for various requirements (including home purchases and renovations) and 141 granted to new parents with children up to three years of age;

►

time-saving services: 32 agency services in 9 cities, 4 dry-cleaning and shoe repair outlets, 3 newsagents in as many offices in Rome and 2 wellness areas;

►

40 agreements signed for online offers of products and services arising out of Telecom Italia’s partnership agreements, mostly within Italy, regarding: cars and motorbikes, culture and entertainment, electronics, sport, financial institutions, health and wellbeing, trips and holidays, etc.;

►

Traditional summer camps in 12 different facilities for employees' children (4,632 registrations), themed summer camps in 14 facilities in Italy (1,983 registrations) and abroad in 14 British colleges (452 registrations), 50 scholarships for year-long stays abroad (in Europe, Argentina, Brazil, USA, Canada, China, Hong Kong, India) and 100 for four-week stays (in Ireland, Spain, Finland);

►

initiatives regarding sport, art, culture, music, entertainment and historical events, working with several different company departments: 5,000 tickets and invitations to VIP areas allocated.

In order to assist colleagues in commuting between home and work, an Intranet Mobility area has been created for the main offices (Rome, Milan, Turin) to answer questions from colleagues and provide an opportunity to share cars (Car Pooling). A shuttle service operates for 15 offices, making 315 journeys a day, and 32 offices have bicycle racks.

Since November 2010, four Regions (Friuli Venezia Giulia, Liguria, Lazio and Sicily) have been piloting a People Caring Centre to help colleagues deal with psychological, occupational and personal difficulties. During the first six months of the year, 131 people contacted the Centre and 47 counselling sessions were held to the full satisfaction of colleagues. The Centre's activities will continue in a further four Regions.

With regard to volunteering activities, during the second half of the year, 20 colleagues will be volunteering for two sessions at the Dynamo Camp facility, where children and young people with serious or chronic health conditions can spend time playing and having fun in contact with nature. 41 days in 6 cities were organised for the blood donors group. 43 stands were organised at company offices for charity initiatives.

With regard to the promotion of diversity, the Diversity Committee, which consists of 35 colleagues representing the various forms of diversity in the Company, continued to perform its activities. The Committee meets periodically for the purpose of distributing information and making proposals. Four Work Projects were organised in this respect for the purpose of devising and developing specific projects in this area. A virtual work space was created for discussions, by means of blogs and exchanges of documents.

Development

For the third year running, Telecom Italia has been presented with the Top Employers certification by the CRF Institute. The assessment is carried out on the basis of the standards set by the Top Employers HR

Best Practices Survey, which surveys HR policies using a unique method resulting from solid experience gained at international level.

The different types of training and development programmes offered according to the employee's management and/or professional level, as well as the attention paid to the quality of individuals, using diagnosis, improvement and evaluation processes, were particularly appreciated.

The 2010 Group performance assessment process for Italy was completed in March 2011. The process involved around 52,500 people (managers without MBO and employees), which equates to 99.93% of employees who can be assessed using this system. For the first time, the process was extended to the Shared Service Center (SSC) and HR Services S.r.l (HRS) companies. The distribution of the assessments was consistent with the agreed guidelines on evaluating excellence and guiding behaviour towards achieving corporate objectives.

The uniformity of the assessment criteria used was ensured, as always, by appropriate Calibration Committees (introduced in 2008), consisting of managers from the assessed employee's department and Human Resources.

As of April, specific training plans were launched which, during this initial stage, involve 30% of those whose results placed them in the lowest bands of the assessment scale, in order to support their growth, and of those whose results placed them in the highest bands, in order to promote their full professional marketability.

During the first half of 2011, 31 assessment centre sessions were carried out involving 178 employees. In accordance with the Management Development System established, activities continued in support of individual development plans.

Assessment of potential activities were entrusted to HR Services S.r.l., a Telecom Italia Group company which achieved an ISO 9001 certification of its activities during the first half of the year.

Management development plans

During the first half of 2011, in accordance with the established Management Development Plan, activities continued in support of development plans, based on individual and group coaching activities. The "Managerial Nodes" project continued, involving 55% of the employees concerned, with excellent results in terms of both quality and participation (93% of registrants).

Selection

During the first half of 2011, cooperation continued between Telecom Italia, universities and young people through the company's involvement in a number of Career Days, including the ICT Days at the University of Trento and the Job Meeting event in Rome, as well as presentations given by the company at universities and renowned business schools. Telecom Italia has also renewed the "Working for Telecom Italia” section of its corporate website, introducing, among other information, testimonials from employees and practical information for people to learn about the Company and the internship opportunities offered.

In May, an experimental social responsibility project entitled The Day Before was launched by Telecom Italia, in agreement with the trade unions, for the purpose of linking graduation to job placement for university students in southern Italy.

The project provides for the placement in TeleContact Centres (TCC) of 200 engineering students, under a 19-month apprenticeship contract (from June 1, 2011 to December 31, 2012), as a result of specific agreements signed with the leading universities in southern Italy. At the end of this period, Telecom Italia will offer 50 of these people the opportunity of being employed by the Group under a permanent contract.

Partnerships launched in previous years continued and new ones were set up, with Telecom Italia contributing by disbursing scholarships and providing internships. During the first half of 2011, 152 young people from leading Italian universities began an internship within the Group.

In particular, the first half of the year saw the completion of the third "School-Company Network" project implemented in association with the Elis Centre and aimed at students in the fifth year of higher technical institute courses. This is an educational path dedicated to TLC themes, co-designed by the teachers of 22 technical institutes involved (7 in the north and 15 in the centre and south) and colleagues who are experts in local Open Access structured, known as "Masters of the Craft". In July, the best students will take part in a two-week summer camp.

The established training courses include a collaboration with the Polytechnic of Turin for the Master's Degrees in Innovation and the continuation of numerous partnerships with prestigious universities through the disbursement of scholarships and the provision of internships on innovation-related subjects, ICT systems, the world of TLC and the Media, antitrust, security, general management issues and labour law.

 The "Leader of the Future" - Development and Merit Scholarships continued. This is an initiative being run in association with The European House-Ambrosetti and the Federazione Nazionale Cavalieri del Lavoro, in which Telecom Italia is involved by sponsoring 5 development and merit scholarships. Scholarship students attended individual coaching sessions, took study trips abroad, visited companies and participated in workshops with internationally renowned figures.

International initiatives include Telecom Italia's collaboration with the University of Trento to promote a competition for 5 doctorate scholarships on the subject of semantics and the web of the future, which will be implemented during the second half of the year. 78 applications have been received from 27 countries in Europe, the United States, Africa (Ethiopia, Nigeria, Zambia, Kenya) and the Far East (China, Nepal, Bangladesh, Vietnam).

Training

Telecom Italia considers training to be a crucial element for the development of people and the improvement of the company's performance.

During the first six months of 2011, around 470,000 hours of classroom, online and on-the-job training took place within Telecom Italia S.p.A., which equates to an average of 9.5 hours per head. 61.4% of Telecom Italia S.p.A. personnel, equal to 30,246 employees, participated in at least one training session.

	TOTAL BY TRAINING TYPE
Type of Training	HOURS		PARTICIPATIONS	PARTICIPANTS	COVERAGE
	TOTALS	PER HEAD
Specialist training	385,091	7.8	58,364	19,116	38.8%
Senior Managers	443	0.6	58	48	6.2%
Middle Managers	7,818	2.3	734	488	14.2%
Office Staff/Workers	376,830	8.4	57,572	18,580	41.2%
Management training	37,850	0.8	3,750	2,109	4.3%
Senior Managers	12,136	15.8	1,684	429	55.8%
Middle Managers	6,747	2.0	596	404	11.7%
Office Staff/Workers	18,967	0.4	1,470	1,276	2.8%
Institutional training	22,457	0.5	14,604	13,739	27.9%
Senior Managers	76	0.1	54	54	7.0%
Middle Managers	3,810	1.1	984	925	26.8%
Office Staff/Workers	18,571	0.4	13,566	12,760	28.3%
Training for newly-hired employees	6,931	0.1	407	301	0.6%
Senior Managers	0	0.0	0	0	0.0%
Middle Managers	273	0.1	17	17	0.5%
Office Staff/Workers	6,658	0.1	390	284	0.6%
Language training	17,980	0.4	1,259	1,166	2.4%
Senior Managers	4,346	5.7	210	166	21.6%
Middle Managers	5,230	1.5	398	375	10.9%
Office Staff/Workers	8,404	0.2	651	625	1.4%
TOTAL	470,309	9.5	78,384	30,246	61.4%
Senior Managers	17,001	22.1	2,006	501	65.1%
Middle Managers	23,878	6.9	2,729	1,757	51.0%
Office Staff/Workers	429,430	9.5	73,649	27,988	62.1%

(*)

Shows the overall number of participations in the various forms of training (classroom, on-the-job, online training).

The main objectives of the training activities, which were carried out exclusively by the HR Services Group as of 2010, were the following:

►

business culture transformation by means of support plans for the management of organisational changes;

►

the development of individual skills by means of personalised plans;

►

professional redevelopment/retraining for the purpose of acquiring and reinforcing the skills required by organisational developments;

►

respect for the ethical and compliance principles declared by the Company (e.g. environmental protection, sustainability, ethics, Legislative Decree 231, respect for privacy).

Internal communication

Internal events

Multimedia conventions, launched in 2009, are now the established method for conducting internal events. They involve a small number of people gathering in a physical space (auditorium or large meeting room) and interacting with a vast virtual audience of colleagues connected from their workstations by video streaming. People taking part in these multimedia conventions submit their questions to speakers before and during the event, interact on the subjects, and provide constructive feedback through blogs, forums and virtual networks. This way of holding meetings is in keeping with the interaction and involvement experiences with which the Company is experimenting through an increasingly widespread social media presence.

The online method also allows the content to be used at a later date and contributes to minimising greenhouse gas emissions by avoiding the need for people to travel.

Information and company media

►

Sincronizzando: 2 editions published and distributed of the corporate magazine that focuses attention on the central importance of customers, quality and dialogue with employees. The magazine is printed on FSC mixed certified paper, which reduces CO2 emissions to zero.

►

Multimedia Channel: 44 editions of the bi-weekly "Videonews" news programme and 55 monographic reports were broadcast on the corporate web TV. Since February, new content has been made available (economy and scenarios, style and society, innovation and technology), thanks to the programming partnership with TMNews.

Listening and involvement activities and projects

During the first half of 2011, 4 new themed blogs were set up for individual departments plus 2 project-related blogs open to all employees, on subjects connected with the Company, testing, quality, research, photographic passion, social networks, diversity, adoptions, giving blood and other subjects. 285,829 accesses to these blogs were recorded by 10,093 unique users.

The fourth Telecom Italia internal BarCamp event was held in Rome in June, attended by 120 colleagues from all over Italy and the various company departments, selected from among the many attendance requests received. The theme discussed was "Spirit of initiative: freeing-up energy and skills to allow talents to emerge". Colleagues presented forward-looking projects, innovative ideas, original solutions to be implemented in their organisational environment. Further discussions on the projects presented were held on the Social Media Club blog.

An initiative was launched on the Intranet entitled "Feelings don't change. They way we communicate them does”, which allowed two colleagues, chosen by means of an appropriate casting process, to appear as extras in the Telecom Italia corporate commercial. The commercial allows viewers to experience the link between the past and the future: sixty years of Italian history through the development of telecommunication.

Archimede is the Open Access project which, since 2008, has been collecting and rewarding the best innovative ideas aimed at optimising the processes and services offered by the sector. For 2011, it has also been extended to the Telecom Italia retail outlets and planning work is under way for the National Wholesale Services.

        Health and Safety

The following activities continued or were launched from scratch throughout the Group in Italy during the first half of 2011:

►

ISO 9001 certification for EPPS: certification was achieved for the Quality Management System of the Environmental Prevention and Protection Services (EPPS), both for the central department and the four local offices.

►

Assessment of work-related stress: conducted according to the guidelines of the various relevant Institutes and Organisations (ISPESL, ASL, Conferenza Stato Regioni, INAIL), this involved all the employees in the company, trade union representatives, employer representatives, HR departments and the EPPS in particular. The whole process and the results it produced were presented to all the parties involved and published in the new Telecom Italia Risk Assessment Document.

►

Testing of the new climbing kit: testing was launched of a new wooden pole climbing kit and a training process was undertaken to teach people how to use it, involving 60 tutors and around 400 engineers throughout the country.

►

Health monitoring: this was carried out by the appointed doctor and involved VDU terminal workers. The activity involves preventive and periodic visits to verify the suitability of workers to perform the tasks assigned to them.

►

Research on exposure to microclimatic factors: this aims to identify any problems connected with these factors for personnel performing external tasks or any kind of work outside office premises. In this respect, joint work by Telecom Italia and the Istituto Superiore di Sanità continued for the purpose of measuring the average concentration of radon gas in working environments and in a sample of Telecom Italia employees' homes.

      Industrial relations

During the first half of 2011, many information and discussion meetings were held with the trade unions to illustrate the reorganisation activities involving the various company departments (Customer, Technology, Staff) and to examine any effects on personnel.

Trade union representatives were involved in the business ethics certification process for the Open Access function (SA 8000 Certification). The SA 8000 certification, obtained in May 2011, is a company ethical performance communication tool used to inform customers that the company's products are made under proper working conditions and with respect for human rights in the performance of production activities.

With regard to the solidarity contract applied to around 29,200 employees of Telecom Italia S.p.A. for the two-year period between November 8, 2010 and November 7, 2012, in accordance with the agreement of October 25, 2010, the Company and the trade unions held specific verification meetings aimed at discussing the many initiatives taken by Telecom Italia S.p.A. to promote the retraining of surplus personnel. Training is a crucial element for the success of staff redevelopment processes and for this purpose specific projects have been discussed with the trade unions.

One of the most significant initiatives launched by Telecom Italia, as a sustainable company that contributes to the economic and social development of the country, is the High Apprenticeship Project. Agreed with the trade unions (SLC-CGIL, FISTel-CISL, UILCom-UIL) under an agreement signed on March 4, 2011, the initiative aims to promote closer relations between the academic world and the world of work in southern Italy (see The Day Before project in the Selection section).

On May 19, 2011, Telecom Italia S.p.A. and the national secretariats of SLC-CGIL, FISTel-CISL and UILCom-UIL signed an agreement regarding facilitated tax exemption according to the legal rules introduced on this subject. The agreement allows employees who earn no more than a specific threshold to benefit from tax exemptions established for the 2011 tax year.

May 31, 2011 saw the positive completion of the joint review carried out in accordance with current legislation (Article 47, Law No. 428/90) with trade union representatives affected by the transfer by Matrix S.p.A., by means of a partial spin-off, of its "Market & Technology Captive" line of business to Telecom Italia S.p.A.,

In June, a national meeting was held with the secretariats of the most representative trade unions in order to verify the progress achieved by activities entrusted to internal and external workers in the Customer Fixed, Business and Mobile departments.

In April, the industry's main trade unions (SLC-CGIL, FISTel-CISL and UILCom-UIL) discussed an agreement regarding the initiatives launched respectively by Pathnet S.p.A. and Sparkle S.p.A. to provide employees with an opportunity, according to the operating rules and numbers agreed between the parties, to register free of charge, for the 2010-2011 academic year, for one of the degree courses run by the faculties of Law, Economics, Engineering, Communication Science, Psychology and Arts of the Uninettuno International Telematic University. The purpose of the initiative is to promote the development of non work-related knowledge and skills.

Remuneration policy

Remuneration policies in 2011 are continuing to ensure competitiveness in the labour market, in line with the objectives of developing and fostering loyalty in the workforce, as well as differentiating pay according to agreed and objective criteria.

Management of the fixed component is based on a high and increasing degree of selectiveness in identifying the employees concerned and, compared to last year, a fall has been recorded in terms of incremental impacts. At the same time, greater focus has been put on the "variable" component of remuneration, which has become a more distinctive element of overall remuneration, closely correlated with the performance achieved and the company's profitability.

The MBO 2011 system, the only short-term formalised incentive tool aimed at managers and particularly valuable employees, confirms the importance that the company has placed over the past two years and continues to place on corporate and departmental macro-economic objectives.

In 2011, investment has continued to be made in enhancing the non-monetary components of the pay packet (company benefits).

Telecom Italia has equipped itself with a long-term incentive system that brings together senior executive personnel, top management and a selected number of managers in achieving pre-established three-year performance objectives, in order to strengthen the link between management remuneration and company performance, ensuring the long-term sustainability of the company's results.

Employees share ownership plan

In 2010, Telecom Italia launched the 2010-2014 Employees Share Ownership Plan for all permanent employees of Telecom Italia or its subsidiaries with registered offices in Italy.

The purpose of the initiative is to increase motivation to achieve corporate objectives and strengthen the sense of belonging to the company.

During the subscription period (from June 28 to July 9, 2010), all employees were able to purchase ordinary shares, with a 10% discount on the market price, up to a maximum countervalue of 3,000 Euros. Subscribers who keep their shares for a year and remain in employment will receive Bonus Shares in 2011 equivalent to one free share for every 3 shares bought at a discount.

The Plan complies with the conditions for access to the fiscal benefits of article 51 of the Consolidated Law on Income Tax. This means that employees who decide to retain full ownership of the shares bought at a discount, and assigned free of charge for three years from the respective dates of purchase/assignment, will be entitled to an exemption from tax and contributions on the benefit paid by the company in terms of discount and bonus shares.

Research and development

Research and development activities at Telecom Italia are carried out by the Information Technology, TILab and Innovation & Industry Relations departments, which oversee the analysis of new technologies and the development of engineering needed to deliver the services offered to customers. Activities to enhance and generate competitive advantage for the Group are of particular importance and are pursued through strategic management of the relationship between research, Intellectual Property Rights (IPR) and business, aimed at developing the company’s assets in patents rights. 7 new applications for patents were filed during the first half of 2011.

Relevant stakeholders and issues

The relevant stakeholders for research and development are:

►

the areas of the company involved (e.g. Marketing and Purchasing);

►

the suppliers, for the joint development of solutions in accordance with the technical requirements of Telecom Italia;

►

research centres and universities, for cooperation and joint projects. In 2011, 13 new collaborative projects were begun with Italian universities, in addition to the 9 already under way at the beginning of 2010, covering research into new technologies, encryption algorithms, new services and new communication standards;

►

the standardisation organisations and forums (including NGMN, OpenIPTV Forum, OMA, 3GPP, ETSI, TM Forum, W3C, ITU-T) in which Telecom Italia is actively involved;

►

the Ministries (Ministry for Economic Development and Ministry of Education, Universities and Research), the European Union and public authorities (e.g. CNR and local authorities) for projects funded through participation in competitive tenders, and partnership initiatives;

►

non-governmental organisations, associations, alliances and industry forums (e.g. GSMA, m-health, Consorzio tema.mobility) which bring together all the entities involved in the value chain of the specific market;

►

international research and development organisations (e.g. EURESCO and Joint Technology Initiative).

The themes on which projects are developed are identified on the basis of the Three-Year Technological Plan, the reference document for the Group, which provides guidelines for the evolution of the network, platform and services.

Published annually, following a wide-ranging process involving all the areas of the company involved, the Plan identifies the main external factors (regulations, standards, vendors, other market operators) that may influence the company's strategies and highlights the emerging and cross-cutting technologies in other sectors that may be of interest to the Group.

Projects and initiatives in the first half of 2011

The themes identified can be arranged in 3 macro-strands:

►

Information Technology to support business;

►

services to reduce environmental impact;

►

services for the community.

Information Technology to support business

Research and development activities in this area, both internal and contracted to external suppliers, were aimed at supporting the Operating Units and Business Units and related to:

►

software products dedicated to the management of new commercial offers and new services for customers (business support systems), to the proper functioning of network support systems (operational support systems), and to security;

►

testing and specific checks for tenders and new network architecture;

►

new hardware infrastructure to support applications.

The main activities were:

►

development of new Customer Centric "Single Convergent Billing” to manage the billing of fixed/mobile services for Consumer customers;

►

completion of the development of the Customer Centric “CRM Business” platform for the commercial management of mobile services to SOHO, SME, enterprise and top customers;

►

evolution of IT platforms to support the business functions in implementing new services and launching commercial offers for consumer, business and top customers  (e.g. offers related to the Nuvola Italiana [Italian Cloud] service).

Services to reduce environmental impact

►

Next Generation Data Center: this project aims to develop the hardware infrastructure according to virtualisation and cloud computing principles, based on replacing the physical servers in the Telecom Italia Data Center by making shared use of infrastructure between the various applications. The project, which aims to develop commercial offers for the ICT market (e.g. ospit@ virtuale), allows logistical and energy optimisations to be achieved.

►

Next Generation Workplace: this is a personal computing evolution that allows centrally managed content and applications to be accessed remotely and in multichannel mode, replacing traditional workstations, based on a desktop, with highly "simplified" PCs that only contain the basic network information needed to communicate with the centralised infrastructure. In addition to contributing in a decisive way to reducing energy consumption, the project is aimed at improving the operational flexibility of employees, establishing the foundation for future development of work models (e.g. teleworking).

►

ITS & Infomobility Platform: this aims to enable new mobility services for Public Administration and private users by gradually introducing the idea of a vehicle constantly connected with the outside world (e.g. service centre, roadside infrastructure, occupants, other vehicles, etc.). The objective is to improve the efficiency and eco-sustainability of transport for the benefit of the community. The vision and solutions are developed in close synergy with the industry standardisation activities in which Telecom Italia is closely involved.

►

Smart metering: solutions that allow energy consumption to be monitored and optimised, including TI-Green and GreenHome.

►

Smart Town: the solution provides a package of services for municipalities by using the public lighting network and is offered as part of the Digital Town (Smart Cities) initiative involving Italy's main cities.

►

EARTH (Energy Aware Radio and neTwork tecHnologies): studies network architectures and individual radio components of existing and future generation mobile systems in order to improve their energy efficiency by at least 50% compared to current standards, with resulting benefits in terms of savings and a reduction in harmful emissions.

►

Telepresence: development of a prototype for the telepresence service for business customers, the features of which guarantee a high standard of video quality (resolution up to full HD), visibility of the whole person, smoothness in the reproduction of movements and polyphonic audio with echo and background noise suppression. The prototype is distinguished by the use of low cost technologies such as HD consumer webcam, 50" plasma TV, medium range PC and new low cost sound cards.

Services for the community

►

Solutions for reducing the geographical divide: these are intended to facilitate access to broadband in areas with digital divide problems and new urban areas.

►

Laboratorio Accreditato di Prova (LAP) [accredited test laboratory]: operates within TILab and carries out testing activities on ICT services and systems for the company's internal departments and for external companies and organisations. The LAP is accredited as a provider of various services to the Ministry of Economic Development, SIT (Italian calibration service) and Accredia (the new national accreditation body) based on European Regulation EC 765/2008. During the first half of 2011, a new Technical Operating Sector was set up, consisting of the laboratory for mobile telephony added value services (VAS) and three new accredited services for performing tests.

►

Smart Inclusion: this project allows young long term hospital patients to stay in contact with their school and family home via a touch screen terminal fitted with a camera, while also allowing doctors to optimise the management of care procedures. The technical solution has been created by Telecom Italia by using innovative technologies such as plastic fibre optics and power lines, as well as specific software developments, mainly based on open source platforms..

►

E-learning and evolved teaching methods: a series of initiatives have been launched in the field of schooling with the aim of fulfilling the demand for evolved systems based on collaboration, communication and the use of innovative devices such as IMBs - Interactive Multimedia Boards.

►

Nuvola Italiana Home Doctor: remote healthcare based on monitoring the physiological parameters of the patient directly from home or in appropriately equipped premises. The measurements are carried out by combining technologies developed by Telecom Italia with the standard medical electronic apparatus on sale.

►

MuoviTI: this is an experimental remote monitoring application for people with movement difficulties, which allows healthcare personnel to monitor the physical exercise taken by patients remotely. The system uses devices and sensors that can be worn by the patient and process the data on site and transmit the results to the Telecom Italia remote monitoring platform for them to be checked by authorised personnel (doctors and relatives). The application is based on the SPINE framework, an open source project developed with the academic world (Universities of Calabria and Berkeley and the University of Texas in Dallas). The testing of MuoviTi on a number of patients being treated in the rehabilitation department of the Novara University "Maggiore della Carità" Hospital began in 2010 with the assistance of the Mario Boella Institute.

Alternative Performance Measures

In this Half-year Financial Report at June 30, 2011 of the Telecom Italia Group, in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and financial condition. Such measures, which are also presented in other periodical financial reports (annual and interim) should, however, not be construed as a substitute for those required by IFRS.

The non-IFRS alternative performance measures used are described below:

•

EBITDA: this financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level) in addition to EBIT. These measures are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - Operating profit
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - Operating profit before depreciation and amortization, Capital gains (losses) and Impairment reversals (losses) on non-current assets

•

Organic change in revenues, EBITDA and EBIT: these measures express changes (amount and/or percentage) in revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income and expenses. Telecom Italia believes that the presentation of such additional information allows for a more complete and effective understanding of the operating performance of the Group (as a whole and at the Business Unit level). The organic change in revenues, EBITDA and EBIT is also used in presentations to analysts and investors. Details of the economic amounts used to arrive at the organic change are provided in this Half-year Financial Report as well as an analysis of the major non-organic components for the first six months of 2011 and 2010.

•

Net Financial Debt: Telecom Italia believes that Net Financial Debt represents an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets. The Half-year Financial Report at June 30, 2011 includes a table showing the amounts taken from the statement of financial position and used to calculate the Net Financial Debt of the Group.

In order to better represent the actual change in net financial debt, starting with the Half-year Financial Report at June 30, 2009, in addition to the usual measure (renamed “Net financial debt carrying amount”) a new measure has been introduced denominated “Adjusted net financial debt” which excludes effects that are purely accounting in nature resulting from the fair value measurement of derivatives and related financial assets and liabilities.

Net financial debt is calculated as follows:

+	Non-current financial liabilities
+	Current financial liabilities
+	Financial liabilities directly associated with Discontinued operations/Non-current assets held for sale
A)	Gross financial debt
+	Non-current financial assets
+	Current financial assets
+	Financial assets included in Discontinued operations/Non-current assets held for sale
B)	Financial assets
C=(A - B)	Net financial debt carrying amount
D)	Reversal of fair value measurement of derivatives and related financial assets/liabilities
E=(C + D)	Adjusted net financial debt

Footnotes

(1)

The organic change in Revenues, EBITDA and EBIT is calculated by excluding the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

(2)

 The system uses the ambient temperature of the air to produce a cooling effect, without the help of cooling machines and fans to facilitate the exchange of heat.

(3)

 In EFFC cooling systems, hot air is extracted directly from hot spots in the system and a forced ventilation system facilitates a rapid exchange of heat with the surrounding environment.

(4)

 Energy efficiency for home connectivity terminals and devices.

Telecom Italia Group Half-year Condensed Consolidated

Financial Statements at June 30, 2011

Contents

Telecom Italia Group Half-year Condensed Consolidated Financial Statements at June 30, 2011

Consolidated Statements of Financial Position

83

Separate Consolidated Income Statements

85

Consolidated Statements of Comprehensive Income

86

Consolidated Statements of Changes in Equity

87

Consolidated Statements of Cash Flows

88

Note  1 – Form, content and other general information

90

Note  2 – Accounting policies

94

Note  3 – Business combinations

97

Note  4 – Goodwill

99

Note  5 – Other intangible assets

103

Note  6 – Tangible assets (owned and under finance leases)

104

Note  7 – Other non-current assets

105

Note  8 – Trade and miscellaneous receivables and other current assets

107

Note  9 – Equity

108

Note 10 – Financial liabilities (current and non-current)

110

Note 11 – Net financial debt

115

Note 12 – Financial risk management

118

Note 13 – Derivatives

124

Note 14 – Employee benefits

125

Note 15 – Provisions

126

Note 16 – Trade and miscellaneous payables and other current liabilities

127

Note 17 – Contingent liabilities, other information, commitments and guarantees

128

Note 18 – Finance income and Finance expenses

137

Note 19 – Profit (loss) for the period

139

Note 20 – Earnings per share

140

Nota 21 – Segment reporting

143

Note 22 – Related party transactions

146

Note 23 – Equity compensation plans

159

Note 24 – Significant non-recurring events and transactions

161

Note 25 – Positions or transactions resulting from atypical and/or unusual operations

162

Note 26 – Other information

163

Note 27 – Events subsequent to June 30, 2011

164

Note 28 – List of companies of the Telecom Italia Group

165

Consolidated Statements of Financial Position

Assets

(millions of euros)		note	6/30/2011	of which related parties	12/31/2010	of which related parties

Non-current assets
Intangible assets
Goodwill		4)	40,691		43,912
Other Intangible assets		5)	7,459		7,903
			48,150		51,815
Tangible assets		6)
Property, plant and equipment owned			14,588		15,373
Assets held under finance leases			1,124		1,177
			15,712		16,550
Other non-current assets
Investments in associates and joint ventures accounted for using the equity method		7)	73		85
Other investments		7)	44		43
Securities, financial receivables and other non-current financial assets		7)	1,542	97	1,863	109
Miscellaneous receivables and other non-current assets		7)	1,131	15	934	15
Deferred tax assets			1,141		1,863
			3,931		4,788
Total Non-current assets	(a)		67,793		73,153
Current assets
Inventories			460		387
Trade and miscellaneous receivables and other current assets		8)	8,474	278	7,790	270
Current income tax receivables			131		132
Securities other than investments			1,301	11	1,316	14
Financial receivables and other current financial assets			386	14	438	23
Cash and cash equivalents			3,760	95	5,526	113
Current assets sub-total			14,512		15,589
Discontinued operations/ Non-current assets held for sale
of a financial nature			-		-
of a non-financial nature			-	-	389	-
			-		389
Total Current assets	(b)		14,512		15,978
Total Assets	(a+b)		82,305		89,131

Equity and Liabilities

(millions of euros)		note	6/30/2011	of which related parties	12/31/2010	of which related parties

Equity		9)
Share Capital issued			10,689		10,689
Less: treasury shares			(89)		(89)
Share capital			10,600		10,600
Paid-in capital			1,697		1,697
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period			13,464		16,522
Equity attributable to owners of the Parent			25,761		28,819
Equity attributable to non-controlling interests			3,593		3,791
Total Equity	(a)		29,354		32,610
Non-current liabilities
Non-current financial liabilities		10)	33,086	419	34,348	431
Employee benefits		14)	1,068		1,129
Deferred tax liabilities			894		1,027
Provisions		15)	825		860
Miscellaneous payables and other non-current liabilities			1,059	3	1,086	4
Total Non-current liabilities	(b)		36,932		38,450
Current liabilities
Current financial liabilities		10)	5,408	183	6,882	246
Trade and miscellaneous payables and other current liabilities		16)	10,409	253	10,954	325
Current income tax payables			202		235
Current liabilities sub-total			16,019		18,071
Liabilities directly associated with Discontinued operations/Non-current assets held for sale
of a financial nature			-		-
of a non-financial nature			-	-	-	-
			-		-
Total Current liabilities	(c)		16,019		18,071
Total Liabilities	(d=b+c)		52,951		56,521
Total Equity and Liabilities	(a+d)		82,305		89,131

Separate Consolidated Income Statements

(millions of euros)	note	1st Half 2011	of which related parties	1st Half 2010	of which related parties

Revenues		14,543	530	13,223	479
Other income		108	-	104	4
Total operating revenues and other income		14,651		13,327
Acquisition of goods and services		(6,232)	(356)	(5,368)	(276)
Employee benefits expenses		(1,964)	(55)	(1,845)	(53)
Other operating expenses		(844)		(570)
Changes in inventories		81		(125)
Internally generated assets		285		314
Operating profit before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets (EBITDA)		5,977		5,733
of which net impact of non-recurring items	24)	-		(8)
Depreciation and amortization		(2,843)		(2,845)
Gains (losses) on disposals of non-current assets		(3)		(2)
Impairment reversals (losses) on non-current assets		(3,182)		(5)
Operating profit (loss) (EBIT)		(51)		2,881
of which net impact of non-recurring items	24)	(3,182)		(8)
Share of profits (losses) of associates and joint ventures accounted for using the equity method		(12)		39
Other income (expenses) from investments		15		2
Finance income	18)	1,685	40	3,464	184
Finance expenses	18)	(2,646)	(60)	(4,462)	(35)
Profit (loss) before tax from continuing operations		(1,009)		1,924
of which net impact of non-recurring items	24)	(3,166)		(7)
Income tax expense		(777)		(682)
Profit (loss) from continuing operations		(1,786)		1,242
Profit (loss) from Discontinued operations/ Non-current assets held for sale		(11)	-	(2)	-
Profit (loss) for the period	19)	(1,797)		1,240
of which net impact of non-recurring items	24)	(3,177)		(8)
Attributable to:
• Owners of the Parent		(2,013)		1,211
• Non-controlling interests		216		29

(euro)		1st Half 2011	1st Half 2010
Basic and Diluted Earnings Per Share (EPS)(*):	20)

Ordinary Share		(0.11)	0.06
Savings Share		(0.11)	0.07
Of which:
From continuing operations
Ordinary Share		(0.11)	0.06
Savings Share		(0.11)	0.07
From Discontinued operations/Non-current assets held for sale
Ordinary Share		-	-
Savings Share		-	-

(*) Basic EPS is equal to Diluted EPS.

Consolidated Statements of Comprehensive Income

Note 9

(millions of euros)		1st Half 2011	1st Half 2010

Profit (loss) for the period	(a)	(1,797)	1,240
Other components of the Statements of Comprehensive Income:
Available-for-sale financial assets:
Profit (loss) from fair value adjustments		5	15
Loss (profit) transferred to the Separate Consolidated Income Statement		1	5
Income tax expense		(1)	(7)
	(b)	5	13
Hedging instruments:
Profit (loss) from fair value adjustments		(346)	1,394
Loss (profit) transferred to the Separate Consolidated Income Statement		634	(1,111)
Income tax expense		(80)	(76)
	(c)	208	207
Exchange differences on translating foreign operations:
Profit (loss) on translating foreign operations		(360)	589
Loss (profit) on translating foreign operations transferred to the Separate Consolidated Income Statement		75	-
Income tax expense		-	-
	(d)	(285)	589
Share of other profits (losses) of associates and joint ventures accounted for using the equity method:
Profit (loss)		1	54
Loss (profit) transferred to the Separate Consolidated Income Statement		-	-
Income tax expense		-	-
	(e)	1	54
Total	(f=b+c+d+e)	(71)	863
Total Profit (loss) for the period	(a+f)	(1,868)	2,103
Attributable to:
• Owners of the Parent		(1,851)	1,928
• Non-controlling interests		(17)	175

Consolidated Statements of Changes in Equity

Changes in equity from January 1, to June 30, 2010

	Equity attributable to owners of the Parent								Equity attributable to Non-controlling interests	Total equity
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings, including profit (loss) for the period	Total

Balance at December 31, 2009	10,585	1,689	(4)	(494)	983	(110)	13,303	25,952	1,168	27,120
Changes in equity during the period:
Dividends distributed							(1,029)	(1,029)	(34)	(1,063)
Total comprehensive income (loss) for the period			13	207	443	54	1,211	1,928	175	2,103
Issue of equity instruments							1	1		1
Effect of capital transactions by Telecom Italia Media							3	3	44	47
Other changes							15	15	11	26
Balance at June 30, 2010	10,585	1,689	9	(287)	1,426	(56)	13,504	26,870	1,364	28,234

Changes in equity from January 1, to June 30, 2011 – Note 9

	Equity attributable to owners of the Parent								Equity attributable to Non-controlling interests	Total equity
(millions of euros)	Share capital	Paid-in capital	Reserve for available-for-sale financial assets	Reserve for cash flow hedges	Reserve for exchange differences on translating foreign operations	Other gains (losses) of associates and joint ventures accounted for using the equity method	Other reserves and retained earnings, including profit (loss) for the period	Total

Balance at December 31, 2010	10,600	1,697	(7)	(284)	1,401	(1)	15,413	28,819	3,791	32,610
Changes in equity during the period:
Dividends distributed							(1,184)	(1,184)	(73)	(1,257)
Total comprehensive income (loss) for the period			5	208	(52)	1	(2,013)	(1,851)	(17)	(1,868)
Issue of equity instruments							4	4		4
Effect of increase in economic stake in Argentina BU							(36)	(36)	(117)	(153)
Other changes							9	9	9	18
Balance at June 30, 2011	10,600	1,697	(2)	(76)	1,349		12,193	25,761	3,593	29,354

Consolidated Statements of Cash Flows

(millions of euros)		note	1st Half 2011	1st Half 2010

Cash flows from operating activities:
Profit (loss) from continuing operations			(1,786)	1,242
Adjustments for:
Depreciation and amortization			2,843	2,845
Impairment losses (reversals) on non-current assets (including investments)			3,189	52
Net change in deferred tax assets and liabilities			509	618
Losses (gains) realized on disposals of non-current assets (including investments)			(11)	1
Share of losses (profits) of associates and joint ventures accounted for using the equity method			12	(39)
Change in employee benefits			(55)	(5)
Change in inventories			(73)	109
Change in trade receivables and net amounts due from customers on construction contracts			(278)	(598)
Change in trade payables			(258)	(621)
Net change in current income tax receivables/payables			(53)	(4)
Net change in miscellaneous receivables/payables and other assets/liabilities			2	(626)
Cash flows from (used in) operating activities	(a)		4,041	2,974
Cash flows from investing activities:
Purchase of intangible assets on an accrual basis		5)	(853)	(896)
Purchase of tangible assets on an accrual basis		6)	(1,184)	(1,125)
Total purchase of intangible and tangible assets on an accrual basis(*)			(2,037)	(2,021)
Change in amounts due to fixed asset suppliers			(585)	(404)
Total purchase of intangible and tangible assets on a cash basis			(2,622)	(2,425)
Acquisition of control of subsidiaries or other businesses, net of cash acquired			-	(3)
Acquisitions/disposals of other investments			(1)	-
Change in financial receivables and other financial assets			516	(339)
Proceeds from sale that result in a loss of control of subsidiaries or other businesses, net of cash disposed of			(2)	141
Proceeds from sale/repayment of intangible, tangible and other non-current assets			394	12
Cash flows from (used in) investing activities	(b)		(1,715)	(2,614)
Cash flows from financing activities:
Change in current financial liabilities and other			(874)	1,281
Proceeds from non-current financial liabilities (including current portion)			2,058	1,457
Repayments of non-current financial liabilities (including current portion)			(3,514)	(4,323)
Consideration paid for equity instruments			-	-
Share capital proceeds/reimbursements (including subsidiaries)			-	44
Dividends paid(*)			(1,325)	(1,060)
Changes in ownership interests in consolidated subsidiaries			(155)	-
Cash flows from (used in) financing activities	(c)		(3,810)	(2,601)
Cash flows from (used in) discontinued operations/non-current assets held for sale	(d)		-	-
Aggregate Cash Flows	(e=a+b+c+d)		(1,484)	(2,241)
Net cash and cash equivalents at beginning of the period	(f)		5,282	5,484
Net foreign exchange differences on net cash and cash equivalents	(g)		(54)	117
Net cash and cash equivalents at end of the period	(h=e+f+g)		3,744	3,360

(*) of which related parties:
Total acquisitions of intangible and tangible assets on an accrual basis			(90)	(1)
Dividends paid			(192)	(161)

Additional Cash Flow information:

(millions of euros)	1st Half 2011	1st Half 2010

Income taxes (paid) received	(208)	(49)
Interest expense paid	(1,792)	(1,795)
Interest income received	632	618
Dividends received	1	1

Analysis of Net Cash and Cash Equivalents:

(millions of euros)	1st Half 2011	1st Half 2010

Net cash and cash equivalents at beginning of the period:
Cash and cash equivalents - from continuing operations	5,526	5,504
Bank overdrafts repayable on demand – from continuing operations	(244)	(101)
Cash and cash equivalents - from Discontinued operations/ Non-current assets held for sale	-	81
Bank overdrafts repayable on demand – from Discontinued operations/ Non-current assets held for sale	-	-
	5,282	5,484
Net cash and cash equivalents at end of the period:
Cash and cash equivalents - from continuing operations	3,760	3,507
Bank overdrafts repayable on demand – from continuing operations	(16)	(166)
Cash and cash equivalents - from Discontinued operations/ Non-current assets held for sale	-	19
Bank overdrafts repayable on demand – from Discontinued operations/ Non-current assets held for sale	-	-
	3,744	3,360

Note  1 – Form, content and other general information

►

Form and content

Telecom Italia (the “Parent”) and its subsidiaries form the “Telecom Italia Group” or the “Group”.

Telecom Italia is a joint-stock company (S.p.A.) organized under the laws of the Republic of Italy.

The registered offices of the Parent, Telecom Italia, are located in Milan, Italy at Piazza degli Affari 2.

The duration of Telecom Italia S.p.A., as stated in the company’s bylaws, extends until December 31, 2100.

The Telecom Italia Group operates mainly in Europe, the Mediterranean Basin and South America.

The Group is engaged principally in the communications sector, particularly the fixed and mobile domestic and international telecommunications sector, the television sector and the office products sector.

The Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2011 have been prepared on a going concern basis (further details are provided in the Note “Accounting policies”) and in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and endorsed by the European Union (designated as “IFRS”), as well as the laws and regulations in force in Italy (particularly the measures enacted implementing art. 9 of Legislative Decree 38 dated February 28, 2005).

In the first half of 2011, the Telecom Italia Group has not elected the early adoption of any IFRS.

The Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2011 have been prepared in accordance with IAS 34 (Interim Financial Reporting) and, as permitted by this standard, do not include all the information that would be required in annual financial statements; accordingly, these financial statements should be read together with the 2010 Telecom Italia Group consolidated financial statements.

For purposes of comparison, the consolidated statement of financial position at December 31, 2010 and the separate consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of cash flows as well as the consolidated statement of changes in equity for the first half of 2010 have been presented in accordance with IAS 34.

The Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2011 are expressed in euro (rounded to the nearest million, unless otherwise indicated).

Publication of the Telecom Italia Group half-year condensed consolidated financial statements at June 30, 2011 was approved by resolution of the board of directors’ meeting held on August 4, 2011.

►

Financial statement formats

The financial statement formats adopted are consistent with those indicated in IAS 1. In particular:

•

the Consolidated statement of financial position has been prepared by classifying assets and liabilities according to “current and non-current” criterion;

•

the Separate consolidated income statement has been prepared by classifying operating expenses by nature of expense as this form of presentation is considered more appropriate and representative of the specific business of the Group, conforms to internal reporting and is in line with the industrial sector of reference.

The separate consolidated income statement includes, in addition to EBIT, or Operating profit (loss), the performance measure EBITDA, or Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets.

In particular, in addition to EBIT, Telecom Italia uses EBITDA as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). EBITDA represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the Business Unit level). EBIT and EBITDA are calculated as follows:

Profit (loss) before tax from continuing operations
+	Finance expenses
-	Finance income
+/-	Other expenses (income) from investments
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT- Operating profit (loss)
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA- Operating profit (loss) before depreciation and amortization, capital gains (losses) and impairment reversals (losses) on non-current assets

•

the Consolidated statement of comprehensive income includes the profit or loss for the period as shown in the separate consolidated income statement and all other non-owner changes in equity;

•

the Consolidated statement of cash flows has been prepared by presenting cash flows from operating activities according to the “indirect method”, as permitted by IAS 7 (Statement of Cash Flows).

Furthermore, as required by Consob resolution 15519 dated July 27, 2006, in the separate consolidated income statement, income and expenses relating to non-recurring transactions or events have been specifically identified and their relative impact has been shown separately at the main intermediate result levels. Non-recurring events and transactions have been identified mainly according to the nature of the transactions. Specifically, non-recurring income (expenses) include events or transactions which by their very nature do not occur continuously during the normal course of business operations, (for instance: income/expenses arising from the sale of properties, business segments and investments included under non-current assets, income/expenses stemming from corporate-related reorganizations and income/expenses arising from fines levied by regulatory agencies).

Also in reference to the above Consob resolution, the amounts of the balances or transactions with related parties have been shown separately in the condensed consolidated financial statements.

►

Segment reporting

An operating segment is a component of an entity:

a)

that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity);

b)

whose operating results are regularly reviewed by the entity’s chief operating decision maker (in the case of Telecom Italia the board of directors) to make decisions about resources to be allocated to the segment and assess its performance; and

c)

for which discrete financial information is available.

In particular, the operating segments of the Telecom Italia Group are organized according to the relative geographic location (Domestic, Brazil and Argentina) for the telecommunications business and according to the specific businesses for the other segments.

The term “operating segment” is considered synonymous with “Business Unit”.

The operating segments of the Telecom Italia Group are as follows:

•

Domestic: includes domestic operations for voice and data services on fixed and mobile networks for final customers (retail) and other operators (wholesale), the operations of the Telecom Italia Sparkle group (international wholesale) as well as the relative support activities;

•

Brazil: includes mobile and fixed telecommunications operations in Brazil;

•

Argentina: includes mobile and fixed telecommunications operations in Argentina, as well as mobile telecommunications operations in Paraguay;

•

Media: includes television network operations and management;

•

Olivetti: includes manufacturing operations for digital printing systems and office products and Information Technology services;

•

Other Operations: includes finance companies and other minor companies not strictly related to the core business of the Telecom Italia Group.

►

Scope of consolidation

The changes in the scope of consolidation at June 30, 2011 compared to December 31, 2010 are listed as follows:

Entry of companies in the scope of consolidation:

Company		Business Unit	Month

Flagship Store Verona 1 S.r.l.	newly formed	Domestic	April 2011
Flagship Store Firenze 1 S.r.l.	newly formed	Domestic	April 2011
Flagship Store Sanremo 1 S.r.l.	newly formed	Domestic	January 2011

There were no other company changes in the scope of consolidation.

Besides the above, the changes in the scope of consolidation at June 30, 2011 compared to June 30, 2010 are listed as follows:

Entry of companies in the scope of consolidation:

Company		Business Unit	Month

Telecom Italia Finance Ireland Ltd	newly formed	Other Operations	December 2010
Flagship Store Bolzano 1 S.r.l.	newly formed	Domestic	December 2010
Flagship Store Torino 1 S.r.l.	newly formed	Domestic	November 2010
Flagship Store Bologna 1 S.r.l.	newly formed	Domestic	October 2010

Sofora Telecomunicaciones S.A. and related subsidiaries:

–

Nortel Inversora S.A.

-

Telecom Argentina S.A.

-

Micro Sistemas S.A.

-

Núcleo S.A.

-

Telecom Argentina USA Inc.

-

Telecom Personal S.A.

-

Springville S.A.

	acquisition of control	Argentina	October 2010
Flagship Store Milano 2 S.r.l.	newly formed	Domestic	September 2010
Flagship Store Modena 1 S.r.l.	newly formed	Domestic	September 2010
Flagship Store Roma 2 S.r.l.	newly formed	Domestic	September 2010
Flagship Store Taranto 1 S.r.l.	newly formed	Domestic	September 2010
Flagship Store Vicenza 1 S.r.l.	newly formed	Domestic	September 2010
Flagship Store Catania 1 S.r.l.	newly formed	Domestic	July 2010

Exit of companies from the scope of consolidation:

Company		Business Unit	Month

Brasilco S.r.l. (in liquidation)	liquidated	Other Operations	December 2010
Elettra TLC S.p.A.	sold	Domestic	September 2010
BBNed N.V. – BBeyond B.V. – InterNLnet B.V.	sold	Other Operations	October 2010

Merger of companies:

Company		Business Unit	Month

Mediterranean Nautilus Ltd	merged in Telecom Italia Sparkle Luxembourg S.A.	Domestic	December 2010

A breakdown of the number of subsidiaries, associates and joint ventures of the Telecom Italia Group is as follows:

	6/30/2011
Companies:	Italy	Abroad	Total

subsidiaries consolidated line-by-line	43	68	111
joint ventures accounted for using the equity method	1	-	1
associates accounted for using the equity method	15	-	15
Total companies	59	68	127

	12/31/2010
Companies:	Italy	Abroad	Total

subsidiaries consolidated line-by-line	40	68	108
joint ventures accounted for using the equity method	1	-	1
associates accounted for using the equity method	15	2	17
Total companies	56	70	126

	6/30/2010
Companies:	Italy	Abroad	Total

subsidiaries consolidated line-by-line (*)	33	63	96
joint ventures accounted for using the equity method	1	1	2
associates accounted for using the equity method	16	2	18
Total companies	50	66	116

(*) Including subsidiaries classified in Discontinued operations/Non-current assets held for sale.

Further details are provided in the Note “List of companies of the Telecom Italia Group”.

Note  2 – Accounting policies

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Going concern

The half-year condensed consolidated financial statements at June 30, 2011 have been prepared on a going concern basis as there is the reasonable expectation that Telecom Italia will continue its operational activities in the foreseeable future (and in any event with a time horizon of more than 12 months).

In particular, consideration has been given to the following factors which management believes, at this time, are not such as to generate doubts as to the Group’s ability to continue as a going concern:

•

the main risks and uncertainties (that are for the most part of exogenous nature) to which the Group and the various activities of the Telecom Italia Group are exposed:

•

changes in the general macroeconomic situation in the Italian and South American markets;

•

variations in business conditions;

•

changes to laws and regulations (price and rate variations);

•

outcomes of disputes and litigations with regulatory authorities, competitors and other parties;

•

financial risks (interest rate and/or exchange rate trends);

•

the mix between risk capital and debt capital considered optimal as well as the policy for the remuneration of risk capital, described in the 2010 consolidated financial statements in the paragraph devoted to the “Share capital information” under the Note “Equity”;

•

the policy for financial risk management (market risk, credit risk and liquidity risk) described in the Note “Financial risk management”.

►

Accounting policies and principles of consolidation

The accounting policies and principles of consolidation adopted in the preparation of the half-year condensed consolidated financial statements at June 30, 2011 have been applied on a basis consistent with those used for the annual consolidated financial statements at December 31, 2010, to which reference should be made, except for the new standards and interpretations adopted by the Group since January 1, 2011 - that, as described below, did not have any effect on the half-year condensed consolidated financial statements -, as well as changes required because of the nature of interim financial reporting.

Specifically, in the half-year condensed consolidated financial statements at June 30, 2011, income taxes for the first six months of the individual consolidated companies are calculated according to the best possible estimate based on available information and on a reasonable forecast of performance up to the end of the tax period. Conventionally, the income tax liabilities (current and deferred) on the profit for the interim period of the individual consolidated companies are recorded net of advances and tax receivables (excluding receivables for which refunds have been requested) as well as deferred tax assets, and classified in “Deferred tax liabilities”; if the balance between deferred tax assets and deferred tax liabilities is an asset it is conventionally recognized in “Deferred tax assets”.

►

Use of estimates

The preparation of the half-year condensed consolidated financial statements at June 30, 2011 and related disclosure requires management to make estimates and assumptions based also on subjective judgments, past experience and hypotheses considered reasonable and realistic in relation to the information known at the time of the estimate. Such estimates have an effect on the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the amount of revenues and costs during the period. Actual results could differ, even significantly, from those estimates owing to possible changes in the factors considered in the determination of such estimates. Estimates are reviewed periodically. With regard to the most important accounting estimates, please refer to those illustrated in the annual consolidated financial statements at December 31, 2010.

►

New Standards and Interpretations endorsed by the EU and in force from January 1, 2011

As required by IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors), the IFRS in force from January 1, 2011 are reported below and briefly summarized.

Amendment to IAS 32 (Classification of Rights Issues)

On December 23, 2009, Commission Regulation (EC) 1293-2009 was issued adopting certain amendments to IAS 32 regarding the accounting for rights issues (rights, options or warrants) that are denominated in a currency other than the functional currency of the issuer. Previously such rights issues had to be accounted for as derivative liabilities. The amendments require that, provided certain conditions are met, such rights issues are classified as equity regardless of the currency in which the exercise price is denominated.

The application of these amendments did not have an impact on the half-year condensed consolidated financial statements at June 30, 2011.

Amendments to IAS 24 (Related Party Disclosures)

On July 19, 2010, Commission Regulation (EC) 632-2010 was issued adopting the amendments to IAS 24 providing a partial exemption from the disclosure requirements for government-related entities.

In addition, the definition of related party was revised and some clarifications were introduced on the disclosure content.

The application of these amendments did not have an impact on the half-year condensed consolidated financial statements at June 30, 2011.

Amendments to IFRIC 14 (Prepayments of a Minimum Funding Requirement)

On July 19, 2010, Commission Regulation (EC) 633-2010 was issued adopting the amendments to IFRIC 14 referring to when an entity is subject to minimum funding requirements and makes an early payment of contribution to cover those requirements. The amendments permit such an entity to treat the benefit of such an early payment as an asset.

The application of these amendments did not have an impact on the half-year condensed consolidated financial statements at June 30, 2011.

IFRIC 19 (Extinguishing Financial Liabilities with Equity Instruments)

On July 23, 2010, Commission Regulation (EC) 662-2010 was issued adopting IFRIC 19. This interpretation clarifies the accounting treatment when an entity renegotiates the terms of a financial liability with its creditor and the creditor agrees to accept the entity’s shares or other equity instruments to settle the financial liability fully or partially. In particular, IFRIC 19 clarifies as follows:

•

the entity’s equity instruments issued to a creditor are part of the consideration paid to extinguish the financial liability;

•

the equity instruments issued are measured at their fair value. If their fair value cannot be reliably measured, the equity instruments should be measured to reflect the fair value of the financial liability extinguished;

•

the difference between the carrying amount of the financial liability extinguished and the initial measurement amount of the equity instruments issued is included in the separate consolidated income statement.

The application of this interpretation did not have an impact on the half-year condensed consolidated financial statements at June 30, 2011.

Improvements to IFRS – issued in 2010

On February 18, 2011, Commission Regulation (EC) 149-2011 was issued adopting the improvements, to the following standards:

•

IFRS 1 (First-Time adoption of International Financial Reporting Standards)

The amendments refer to the disclosure to be provided for the following specific cases: accounting policy changes in the year of first-time adoption of IFRS and use of the deemed cost after the date of transition to IFRS, also with reference to operations subject to rate regulation.

•

IFRS 3 (Business combinations)

The amendments:

•

limit the choice to measure non-controlling interests either at fair value or at the proportionate share of the acquiree’s net identifiable assets at the acquisition date;

•

clarify that IFRS 2 should be applied at the acquisition date both for share-based payment transactions of the acquiree and for those replaced by the acquirer;

•

clarify requirements for contingent considerations.

•

IFRS 7 (Financial instruments: disclosures)

The amendment requires qualitative disclosure in the context of the quantitative disclosure to help users to form an overall picture of the nature and extent of risks arising from financial instruments.

Furthermore, the amendment clarifies the required level of disclosure about credit risk and collateral held and provide relief from disclosure of renegotiated loans.

•

IAS 1 (Presentation of financial statements)

The amendment clarifies that an entity may present the analysis of each component of other comprehensive income either in the statement of changes in equity or in the notes to the financial statements.

•

IAS 27 (Consolidated and separate financial statements)

The amendment clarifies the adoption requirements of the amendments made to IAS 21, IAS 28 and IAS 31 as a result of the revision of IAS 27 in 2008.

•

IAS 34 (Interim financial reporting)

The amendments emphasize the principle that the disclosure about significant events and transactions in interim periods should update the relevant information presented in the most recent annual financial report. In particular, the amendments clarify how to apply this principle in respect of financial instruments and their fair values.

•

IFRIC 13 (Customer loyalty programmes)

The amendment clarifies how to measure the fair value for the award credits.

The application of the “Improvements to IFRS (issued in 2010)” did not have an impact on the half-year condensed consolidated financial statements at June 30, 2011.

►

New Standards and Interpretations endorsed by the EU but not yet in force

There are no standards or interpretation endorsed by the EU but not yet in force.

Note  3 – Business combinations

Acquisition of control of Sofora Telecomunicaciones S.A.

On October 13, 2010, once the necessary government authorizations were obtained, an agreement was formalized for the transfer of an 8% stake in Sofora Telecomunicaciones S.A. (“Sofora”) – the holding company which controls Telecom Argentina – from the Werthein group to Telecom Italia International, as established in the agreements signed between the Telecom Italia Group and the Werthein group on August 5, 2010.

The accounting effects of the business combination as set forth in IFRS 3 can be summarized as follows:

•

the valuation of the stake acquired is 130 million euros and corresponds to the fair value of the options relinquished by the Telecom Italia Group. The measurement also includes the control premium;

•

the stake held in the Sofora group before acquisition of control was previously accounted for using the equity method and was remeasured at fair value at the acquisition date of control and came to about 394 million euros. This remeasurement produced a positive impact on the separate consolidated income statement of 266 million euros, net of the reversal to the separate consolidated income statement of the reserve for negative exchange differences;

•

all the assets acquired and liabilities assumed of the acquired group were measured for their recognition at fair value. In the second half of 2011 – and in any case within one year of the acquisition – the provisional values of the assets and liabilities recorded at the acquisition date will be adjusted with retroactive effect to take into account their acquisition-date fair value with the consequent recalculation of goodwill. Besides the values allocated to the assets acquired and the liabilities assumed, goodwill was recorded for 166 million euros, calculated as illustrated in the following table:

(millions of euros)
Valuation of the stake acquired		130
Fair value of stake held in the Sofora group before acquisition of control		394
Value of net assets attributed to non-controlling interests		2,003
Total	(a)	2,527
Value of net assets acquired	(b)	2,361
Goodwill	(a–b)	166

The principal values of the assets and liabilities at the acquisition date of the Sofora group (Argentina) are as follows:

Sofora group – values at the acquisition date

(millions of euros)		Current amounts to Fair Value	Carrying amounts

Goodwill		166	-
Other non-current assets		3,648	1,483
of which Other intangible assets		1,807	214
of which Tangible assets		1,823	1,251
Current assets		887	873
of which Cash and cash equivalents		392	392
Total assets	(a)	4,701	2,356
Total non-current liabilities		1,137	377
of which Deferred tax liabilities		807	44
of which Provisions		100	100
of which Non-current financial liabilities		183	183
Total current liabilities		1,037	1,035
of which Current financial liabilities		216	216
Total liabilities	(b)	2,174	1,412
Net assets	(a-b)	2,527	944
Share of Non-controlling interests		2,003	814
Share of the Telecom Italia Group		524	130

“Non-controlling interests” are measured in proportion to the share of the non-controlling interests in the net identifiable assets of the acquired company.

Had the acquisition taken place on January 1, 2010, the Telecom Italia Group consolidated financial statements would have included higher Revenues of approximately 1.3 billion euros and higher EBIT (operating profit) of approximately 0.3 billion euros.

During the first half of 2011, the Telecom Italia Group increased the stakes held in Sofora Telecomunicaciones S.A. and in Nortel Inversora S.A. (the controlling holding company of the Telecom Argentina group, which, in turn, is controlled by Sofora Telecomunicaciones) for a total investment of 155 million euros.

In particular:

•

on January 24, 2011, the Telecom Italia Group, through its subsidiary Telecom Italia International N.V., purchased 2,351,752 Nortel American Depositary Shares (ADS), representing Preferidas B shares, from Fintech Investment Ltd for 65.8 million U.S. dollars.

The ADSs in question represent 117,587.6 Preferidas B shares (without voting rights);

•

on March 9, 2011, Telecom Italia, through its subsidiary Telecom Italia International N.V., purchased a 10% stake in Sofora Telecomunicaciones S.A. from the local partner Werthein and thus increased its investment holding in Sofora from 58% to 68% of the company’s share capital. The transaction did not alter or modify either the governance rights of the Telecom Argentina group established by agreement between the shareholders signed by the Telecom Italia Group and Werthein, which is still in force, or the commitments undertaken by the Telecom Italia Group with the Argentine antitrust authorities.

In view of the above increments in the investments, the economic stake of the Telecom Italia Group in Telecom Argentina rose from 16.2% at December 31, 2010 to the current 21.1%.

Note  4 – Goodwill

Details of goodwill and changes during the first half of 2011 are presented in the following tables:

(millions of euros)	12/31/2010	Increases	Impairments	Exchange differences	Reclassifications	6/30/2011

Domestic	41,947		(3,182)			38,765
Core Domestic	41,532		(3,182)			38,350
International Wholesale	415					415
Brazil	1,610			(21)		1,589
Argentina	173			(18)		155
Media	182					182
Other Operations	-					-
Total	43,912	-	(3,182)	(39)	-	40,691

The impairment charge in the first half of 2011 of 3,182 million euros on the goodwill of the Domestic Business Unit is the result of the impairment test conducted at June 30, 2011 using the same method adopted in previous impairment tests and particularly comparing the value in use of the Core Domestic Cash-Generating Unit (CGU) with its carrying amount at the same date.

In particular the Goodwill under IAS 36 is not amortized but is tested for impairment annually or more frequently if specific events or circumstances indicate that it may be impaired.

The impairment test is carried out on two levels. At a first level, an estimate is made of the recoverable amount of the individual cash-generating units (or groups of units) to which goodwill is allocated and at a second level the group is considered as a whole. The cash-generating units (or groups of units) to which goodwill was allocated are the following:

Segment	Cash-generating units (or groups of units)

Domestic	Core Domestic
International Wholesale
Brazil	Tim Brasil
Argentina	Sofora
Media	Telecom Italia Media

The value used to determine the recoverable amount of the cash-generating units (or groups of units) to which goodwill has been allocated is the value in use for the Domestic and Brazil CGUs, whereas the Sofora – Telecom Argentina group and the Telecom Italia Media CGUs have been measured on the basis of stock market capitalization (fair value). As for the other three cash-generating units for which the recoverable value has been estimated on the basis of the value in use, the basic assumptions to which the result is more sensitive are reported in the following table:

Core Domestic	International Wholesale	Brazil

EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin (EBITDA/revenues) during the period of the plan	EBITDA margin EBITDA/revenues) during the period of the plan
Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan	Growth of EBITDA during the period of the plan
Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)	Capital expenditures rate (capex/revenues)
BRL/euro exchange rate
Cost of capital	Cost of capital	Cost of capital
Long-term growth rate	Long-term growth rate	Long-term growth rate

At December 31, 2010, the impairment test for the Core Domestic CGU had been based on the estimate of the value in use according to the data in the three-year plan approved by the Board of Directors but not yet announced to the market. In order to consider this asymmetry of information an alternative scenario was also considered which took into account an unfavorable change in the key variables (downside scenario). Even averaging the plan flows with the downside scenario no impairment losses were shown in the goodwill allocated to the Core Domestic CGU. When the Board of Directors approved the impairment results at December 31, 2010 it however established that for the purpose of the next interim impairment test the revised consensus of the analysts following the announcement of the plan would have to be considered. In the first half of 2011, the worsening of financial market variables and forecasts of a weaker macroeconomic scenario led to a downward revision of the analysts’ consensus about the Core Domestic CGU. When impairment was tested at June 30, 2011 – even though the results of the first half enabled the Group to confirm the guidance announced to the market  in accordance with IAS 36.33, which requires greater emphasis to be given to external indications for purposes of the projection of future cash flows used in estimating the value in use, consideration had to be given to the revised consensus of the analysts owing to greater uncertainty over the prospects of economic growth in the following years. In such a scenario, also under the impairment testing procedure approved by the Group, the estimate of the value in use is based on the result flows of the CGU aligned to the updated budget forecasts for 2011 and also for the following years, as a result of which a greater weight is attributed to the forecasts of market consensus which projects lower result flows for the next three years (which will then stabilize), compared to the plan forecasts which instead project improving results for the next three years. As for the long-term growth rate (g) relating to the Core Domestic CGU, the same rate was used as the one for the impairment test at December 31, 2010 (-0.26%). In compliance with the impairment procedure, the variable represented by the capital expenditures (Capex) needed to support the long-term performance of the business was drawn from the consensus of the analysts and considered at 15.42% of revenues.

The estimate of the value in use for the CGUs International Wholesale and Brazil is based on the data in the three-year plan.

The net improvement in the consensus of the analysts’ relating to the performance of the Brazil CGU – partly as a result of the new competitive scenario linked to the acquisition of AES Atimus – led, instead, with regard to the latter CGU, to an upward revision of the long-term growth rate (g), in line with awaited inflation rate.

The nominal growth rates used to estimate the terminal value are the following (the growth rate of Brazil refers to flows in Brazilian reais):

Core Domestic	International Wholesale	Brazil

-0.26%	-0.5%	+3.10%

Such rates fall within the range of growth rates applied by the analysts who follow Telecom Italia shares (as can be seen in the reports published after the announcement of the Group’s first-quarter 2011 results and up to July 21, 2011).

Also the cost of capital, relating to the Core Domestic CGU, recorded an increase from December 31, 2010, mainly driven by the upswing in the long-term rates of Italian government securities from 7.90% to 8.19%.

The cost of capital was estimated by considering the following:

a)

the criterion for the estimate of CAPM - Capital Asset Pricing Model (the criterion used by the Group to estimate the value in use and referred to in Annex A of IAS 36);

b)

the Beta coefficient for the Core Domestic CGU and International Wholesale arrived at by using the Beta coefficients of the European telephone incumbents, including Telecom Italia itself, adjusted to take into account the financial structure (beta coefficient = 1.14 vs. 1.06 at December 31, 2010);

c)

the Beta coefficient for the Brazil CGU calculated on the basis of the list price of the corresponding ADR compared to the relative stock market index (beta coefficient = 0.97 vs. 1.06 at December 31, 2010);

d)

in the case of International Wholesale, a “full equity” financial structure was considered since it is representative of the normal financial structure of the business;

e)

for the principal operating segments of the Group, reference for comparison purposes was made to the weighted average cost of capital (WACC) identified by the analysts who follow Telecom Italia stock in their reports published after the announcement of the Group’s first-quarter 2011 results and up to July 21, 2011.

On the basis of these elements, the post-tax and pre-tax weighted average cost of capital and the capitalization rates (WACC - g) have been estimated for each cash-generating unit (the values of Brazil refer to flows in Brazilian reais) as follows:

	Core Domestic %	International Wholesale %	Brazil %

WACC post tax	8.19	10.62	11.36
WACC post tax – g	8.45	11.12	8.26
WACC pre tax	12.06	15.63	15.34
WACC pre tax – g	12.32	16.13	12.24

The differences between the values in use and the carrying amounts at June 30, 2011 of the three CGUs before the impairment test are the following:

(millions of euros)	Core Domestic	International Wholesale	Brazil

Difference between value in use and carrying amounts	-3,182	+153	+3,106

Compared to December 31, 2010, the changes in the values in use of the individual CGUs are the following:

(millions of euros)	Core Domestic	International Wholesale	Brazil

Value in use changes 6/30/2011 vs. 12/31/2010	-6,110	-96	+2,003

For purposes of the sensitivity analysis, four principal variables were considered for the two CGUs whose value in use is in excess of the carrying amount: the pre-tax discount rate, the growth rate in the terminal value (g), the compound annual growth rate (CAGR) of EBITDA in the years 2012-2013 (CAGR 2011-2013) and capital expenditures in proportion to revenues (capex/revenues). The following tables report the values of the key variables used in estimating the value in use and the changes in such variables needed to render the recoverable amount of the respective CGUs equal to their carrying amount.

Value of key variables used in estimating the value in use

	Core Domestic %	International Wholesale %	Brazil %

Pre-tax discount rate	12.06	15.63	15.34
Long-term growth rate (g)	-0.26	-0.5	3.10
Compound Annual Growth Rate (CAGR) of EBITDA 2011-2013	-0.26	4.37	12.87
Capital expenditures rate (Capex/Revenues)	15.42	from 6.04 to 7.84	from 14.39 to 18.77

Changes in key variables needed to render the recoverable amount equal to the carrying amount

	International Wholesale %	Brazil %

Pre-tax discount rate	3.00	5.21
Long-term growth rate (g)	-3.54	-5.74
Compound Annual Growth Rate (CAGR) of EBITDA 2011-2013	-6.13	-10.53
Capital expenditures rate (Capex/Revenues)	1.90	4.92

A second level impairment test was then conducted to test for impairment at the level of the entire Group, in order to include the Central Functions and the cash-generating units of the Group without any goodwill allocation (Olivetti). The total recoverable amount of all the cash-generating units of the Group was compared with the carrying amount of the total operating capital referring to the same units/segments post-impairment losses at the first level. No impairment losses resulted at this further level of testing.

Note  5 – Other intangible assets

Other intangible assets decreased 444 million euros compared to December 31, 2010. Details on the composition and movements are as follows:

(millions of euros)	12/31/2010	Additions	Amortization	Impairment losses / reversals	Disposals	Exchange differences	Other changes	6/30/2011

Industrial patents and intellectual property rights	2,629	460	(718)			(8)	112	2,475
Concessions, licenses, trademarks and similar rights	3,700	44	(163)		(1)	(109)	5	3,476
of which Licenses with an indefinite useful life	462					(48)		414
Other intangible assets	1,179	158	(211)			(103)	2	1,025
Work in progress and advance payments	395	191					(103)	483
Total	7,903	853	(1,092)	-	(1)	(220)	16	7,459

Additions in the first half of 2011 include 145 million euros of internally generated assets (178 million euros in the first half of 2010).

Industrial patents and intellectual property rights at June 30, 2011 consist almost entirely of applications software purchased outright and user license rights acquired for an indefinite period of time. They mainly refer to Telecom Italia S.p.A. (1,569 million euros) and the Brazil Business Unit (798 million euros).

Concessions, licenses, trademarks and similar rights at June 30, 2011 mainly refer to:

•

unamortized cost of telephone licenses (1,504 million euros for Telecom Italia S.p.A., 822 million euros for the Brazil  Business Unit and 434 million euros for the Argentina Business Unit);

•

Indefeasible Rights of Use-IRU (209 million euros) referring mainly to the Telecom Italia Sparkle group companies (International Wholesale);

•

TV frequencies of the Media Business Unit (119 million euros);

•

unamortized cost of the trademarks of the Argentina Business Unit (317 million euros).

Other intangible assets at June 30, 2011 mainly include the increase in value attributed to the customer portfolio of the Argentina Business Unit, measured provisionally following the business combination on the acquisition of control of Sofora Telecomunicaciones S.A. (777 million euros), the capitalization of subscriber acquisition costs for 215 million euros (227 million euros at December 31, 2010), referring to some sales offerings of Telecom Italia S.p.A. (142 million euros), the Brazil Business Unit (3 million euros) and the Argentina Business Unit (70 million euros).

This line item also includes “entry fees and charges for goodwill” relating to the Telecom Italia S.p.A. “stores project”. The unamortized amount is equal to 31 million euros.

Work in progress and advance payments increased 88 million euros owing principally to the lower levels of operations normally recorded in the first part of the year by Telecom Italia S.p.A..

Note  6 – Tangible assets (owned and under finance leases)

►

Property, plant and equipment owned

Property, plant and equipment owned decreased 785 million euros compared to December 31, 2010. Details on the composition and movements are as follows:

(millions of euros)	12/31/2010	Additions	Depreciation	Impairment losses / reversals	Disposals	Exchange differences	Other changes	6/30/2011

Land	244					(13)	1	232
Buildings (civil and industrial)	810	2	(34)			(35)	23	766
Plant and equipment	12,184	735	(1,476)		(7)	(147)	581	11,870
Manufacturing and distribution equipment	28	3	(7)				6	30
Other	790	108	(177)		(4)	(26)	(9)	682
Construction in progress and advance payments	1,317	320				(33)	(596)	1,008
Total	15,373	1,168	(1,694)	-	(11)	(254)	6	14,588

Additions in the first half of 2011 include 140 million euros of internally generated assets (136 million euros in the first half of 2010).

►

Assets held under finance leases

Assets held under finance leases show a reduction of 53 million euros compared to December 31, 2010. Details on the composition and movements are as follows:

(millions of euros)	12/31/2010	Additions	Depreciation	Other changes	6/30/2011

Buildings (civil and industrial)	1,124	5	(55)	1	1,075
Other	11	4	(2)		13
Construction in progress and advance payments	42	7		(13)	36
Total	1,177	16	(57)	(12)	1,124

Note  7 – Other non-current assets

Other non-current assets decreased 857 million euros compared to December 31, 2010 and include:

(millions of euros)	6/30/2011	12/31/2010

Investments accounted for using the equity method:
Associates	72	84
Joint ventures	1	1
	73	85
Other investments	44	43
Securities, financial receivables and other non-current financial assets:
Securities other than investments	12	13
Financial receivables and other non-current financial assets	1,530	1,850
	1,542	1,863
Miscellaneous receivables and other non-current assets:
Miscellaneous receivables	533	417
Medium/long-term prepaid expenses	598	517
	1,131	934
Deferred tax assets	1,141	1,863
Total	3,931	4,788

Investments in associates accounted for using the equity method include the investments in Italtel Group (27 million euros), Tiglio I (22 million euros), Teleleasing (20 million euros) and other minor companies (3 million euros).

Investments in joint ventures accounted for using the equity method include the 50% investment in Consorzio Tema Mobility.

Other investments include the investments in Fin.Priv. (15 million euros), SIA (11 million euros), Assicurazioni Generali (3 million euros) and other minor companies (15 million euros).

The list of companies accounted for using the equity method is presented in the Note “List of companies of the Telecom Italia Group”.

Financial receivables and other non-current financial assets are composed as follows:

(millions of euros)	6/30/2011	12/31/2010

Receivables for rent contracts	185	199
Receivables from employees	42	45
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	1,222	1,524
Non-hedging derivatives	7	7
Other financial receivables	74	75
Total	1,530	1,850

Financial receivables for rent contracts refer to:

•

Teleleasing lease contracts negotiated directly with customers and of which Telecom Italia is the guarantor;

•

medium/long-term portion of rental contracts, with the rendering of accessory services under the “full rent” formula.

The total amount (non-current and current portion) of these receivables is as follows:

(millions of euros)	6/30/2011	12/31/2010

Non-current portion	185	199
Current portion	109	72
Total	294	271

Hedging derivatives relating to hedged items classified in non-current assets and liabilities of a financial nature refer to the mark-to-market component.

Miscellaneous receivables and other non-current assets amount to 1,131 million euros (934 million euros at December 31, 2010). They include, among others, medium/long-term prepaid expenses of 598 million euros (517 million euros at December 31, 2010) relating to the deferral of costs in connection with the recognition of revenues.

Note  8 – Trade and miscellaneous receivables and other current assets

Trade and miscellaneous receivables and other current assets increased 684 million euros compared to December 31, 2010 and are composed of the following:

(millions of euros)	6/30/2011	12/31/2010

Amounts due on construction contracts	38	36
Trade receivables:
Receivables from customers	4,711	4,536
Receivables from other telecommunications operators	1,904	1,870
	6,615	6,406
Miscellaneous receivables and other current assets:
Other receivables	1,093	873
Trade and miscellaneous prepaid expenses	728	475
	1,821	1,348
Total	8,474	7,790

Trade receivables amount to 6,615 million euros (6,406 million euros at December 31, 2010) and are net of the provision for bad debts of 848 million euros (876 million euros at December 31, 2010).

Trade receivables specifically refer to Telecom Italia S.p.A. (4,242 million euros), the Brazil Business Unit (1,323 million euros) and the Argentina Business Unit (521 million euros).

Trade receivables include 36 million euros (29 million euros at December 31, 2010) of medium/long-term trade receivables from customers, principally in respect of Indefeasible Rights of Use – IRU.

Other receivables amount to 1,093 million euros (873 million euros at December 31, 2010) and are net of a provision for bad debts of 131 million euros (84 million euros at December 31, 2010).  Details are as follows:

(millions of euros)	6/30/2011	12/31/2010

Advances to suppliers	52	46
Receivables from employees	29	27
Tax receivables	432	346
Sundry receivables	580	454
Total	1,093	873

Sundry receivables mainly include:

•

receivables from factoring companies for 260 million euros, of which 115 million euros is from Mediofactoring, a company in the Intesa SanPaolo group, and 145 million euros from other factoring companies;

•

receivable for the Italian Universal Service (53 million euros);

•

receivables from the Italian state and the European Union (39 million euros) for grants regarding research and training projects.

Trade and miscellaneous prepaid expenses mainly pertain to building leases, rentals and maintenance payments as well as the deferral of costs referring to the recognition of revenues. Trade prepaid expenses particularly include 488 million euros of the Parent, Telecom Italia (deferral of costs relating to the recognition of revenues for 203 million euros, property leases for 66 million euros, rental and maintenance payments for 29 million euros and the insurance premiums for 19 million euros).

Note  9 – Equity

Equity includes:

(millions of euros)	6/30/2011	12/31/2010

Equity attributable to owners of the Parent	25,761	28,819
Equity attributable to Non-controlling interests	3,593	3,791
Total	29,354	32,610

The composition of the Equity attributable to owners of the Parent is the following:

(millions of euros)		6/30/2011		12/31/2010

Share capital of the Parent (net of treasury shares held by the Group)		10,600		10,600
Paid-in capital		1,697		1,697
Sundry reserves and retained earnings (accumulated losses), including the profit (loss) for the period:		13,464		16,522
Reserve for available-for-sale financial assets	(2)		(7)
Reserve for cash flow hedges	(76)		(284)
Reserve for exchange differences on translating foreign operations	1,349		1,401
Other gains (losses) of associates and joint ventures accounted for using the equity method	-		(1)
Other reserves and retained earnings (accumulated losses), including profit (loss) for the period	12,193		15,413
Total		25,761		28,819

On the basis of the resolution passed by the shareholders’ meeting held on April 12, 2011, an amount of 1,192 million euros of the profit for the year 2010 shown in the financial statements of the Parent, Telecom Italia S.p.A. was appropriated as dividends for distribution to the shareholders as follows:

•

0.058 euro for each ordinary share;

•

0.069 euro for each savings share;

gross of withholdings as established by law.

►

Authorizations for the issue of convertible bonds and the buyback of treasury shares

The board of directors of Telecom Italia S.p.A., during the first half of 2011, did not exercise the right to issue bonds convertible into ordinary shares, nor were there changes in the number of treasury shares  held by the Telecom Italia Group.

As concerns the authorization for the buyback of treasury shares, the ordinary shareholders’ meeting held on April 12, 2011, resolved on the following:

•

to authorize, for a period of 18 months, starting from the date of the shareholders’ resolution, the buyback, on one or more occasions and at any time, of Telecom Italia S.p.A. savings shares, within the quantitative limits established by law and, in any case, within a maximum expenditure limit of 800,000,000 euros;

the purchase price must be – in accordance with regulatory requirements or recognized market practices – between a minimum and a maximum of the weighted average stock market prices of the savings shares recorded by Borsa Italiana S.p.A. in the last ten days of trading prior to the date of the buyback or of fixing the price, respectively decreased or increased by 20%;

the buyback of treasury shares should nevertheless be within the limits of the available reserves shown in the most recent financial statements approved at the time of carrying out the transaction. The purchases should be carried out on regulated markets, in the manner set out by Borsa Italiana S.p.A., in accordance with art. 132 of Legislative Decree 58 dated February 24, 1998 and art. 144 bis, paragraph 1, letter b) and c) of Consob Regulation 11971/99;

•

to authorize, for the same period of 18 months, starting from the date of this shareholders’ resolution, the disposal in whole or in part, on one or more occasions and at any time, of Telecom Italia S.p.A. savings shares in the Company’s portfolio, with the right to proceed, in case of disposal, to subsequent buyback transactions up to the expiration date of the shareholders’ authorization, keeping in mind the limits established by law also with regard to the number of treasury shares that the Company can hold at any one time and also providing for compliance with the expenditure limit and the other conditions as established above by these resolutions;

the disposals may be carried out according to the manner permitted by the current law or regulation in force, at the discretion of the board of directors;

•

to mandate the board of directors to take the necessary steps for account postings to be made following treasury share buyback and disposal transactions, in accordance with the provisions of the law and the accounting principles applicable at the time;

•

to mandate the chairman of the board of directors and the chief executive officer, jointly and severally and through agents, to execute the transactions that are the subject of this resolution.

►

Future potential changes in share capital

With regard to the details of “Future potential changes in share capital”, reference should be made to the Note “Earnings per share”.

Note 10 – Financial liabilities (current and non-current)

Financial liabilities are composed as follows:

(millions of euros)	6/30/2011	12/31/2010

Financial payables (medium/long-term):
Bonds	23,153	24,589
	23,153	24,589
Amounts due to banks	5,513	5,501
Other financial payables	438	503
	29,104	30,593
Finance lease liabilities (medium/long-term)	1,379	1,442
Other financial liabilities (medium/long-term):
Hedging derivatives relating to hedged items classified as non-current assets/liabilities of a financial nature	2,509	2,238
Non-hedging derivatives	93	74
Other liabilities	1	1
	2,603	2,313
Total Non-current financial liabilities (a)	33,086	34,348
Financial payables (short-term):
Bonds	3,675	4,989
	3,675	4,989
Amounts due to banks	647	873
Other financial payables	495	517
	4,817	6,379
Finance lease liabilities (short-term)	254	232
Other financial liabilities (short-term):
Hedging derivatives relating to hedged items classified as current assets/liabilities of a financial nature	336	269
Non-hedging derivatives	1	2
	337	271
Total Current financial liabilities (b)	5,408	6,882
Financial liabilities directly associated with Discontinued operations/ Non-current assets held for sale (c)	-	-
Total Financial liabilities (d) = (a+b+c)	38,494	41,230

Bonds are composed as follows:

(millions of euros)	6/30/2011	12/31/2010

Non-current portion	23,153	24,589
Current portion	3,675	4,989
Total carrying amount	26,828	29,578
Adjustment due to fair value hedge accounting and measurement at amortized cost	(787)	(1,249)
Total nominal repayment amount	26,041	28,329

The nominal repayment amount totals 26,041 million euros, decreasing 2,288 million euros compared to December 31, 2010 (28,329 million euros): this change can be attributed to a higher amount of repayments and buybacks compared to new bond issues and the valuation of bonds at different exchange rates (mostly the USD and euro). The exchange rate effect, with the opposite sign, is valued under the component “Hedging derivatives”.

The following table lists the bonds issued by companies of the Telecom Italia Group, by issuing company, expressed at the nominal repayment amount, net of bond repurchases, and also at market value:

Currency	Amount (millions)	Nominal repayment amount (millions of euros)	Coupon	Issue date	Maturity date	Issue price (%)	Market price at 6/30/11 (%)	Market value at 6/30/11 (millions of euros)

Bonds issued by Telecom Italia S.p.A.
Euro	1,250	1,250	6.250%	2/1/02	2/1/12	98.952	102.190	1,277
Euro	1,000	1,000	3 month Euribor + 0.53%	12/6/05	12/6/12	100	99.610	996
Euro	650	650	6.750%	3/19/09	3/21/13	99.574	105.669	687
Euro	500	500	3 month Euribor + 0.63%	7/19/07	7/19/13	100	99.462	497
Euro	500	500	7.875%	1/22/09	1/22/14	99.728	110.366	552
Euro	673	673	4.750%	5/19/06	5/19/14	99.156	102.699	691
Euro	120	120	3 month Euribor + 0.66%	11/23/04	11/23/15	100	95.844	115
GBP	500	554	5.625%	6/29/05	12/29/15	99.878	103.173	572
Euro	1,000	1,000	5.125%	1/25/11	1/25/16	99.686	101.437	1,014
Euro	850	850	8.250%	3/19/09	3/21/16	99.740	113.822	967
Euro	400	400	3 month Euribor + 0.79%	6/7/07	6/7/16	100	96.060	384
GBP	750	831	7.375%	5/26/09	12/15/17	99.608	110.077	915
Euro	750	750	4.750%	5/25/11	5/25/18	99.889	97.035	728
Euro	1,250	1,250	5.375%	1/29/04	1/29/19	99.070	99.289	1,241
GBP	850	942	6.375%	6/24/04	6/24/19	98.850	101.329	954
Euro	283	283	6 month Euribor (base 365)	1/1/02	1/1/22	100	100	283
Euro	1,250	1,250	5.250%	2/10/10	2/10/22	99.295	94.270	1,178
GBP	400	443	5.875%	5/19/06	5/19/23	99.622	92.864	412
Euro	670	670	5.250%	3/17/05	3/17/55	99.667	72.883	488
Subtotal		13,916						13,951
Bonds issued by Telecom Italia Finance S.A. and guaranteed by Telecom Italia S.p.A.
Euro	108	107.7	3 month Euribor + 1.30%	3/12/10	3/14/12	100	100.413	108
Euro	813	812.5	7.250%	4/24/02	4/24/12	(*) 101.651	103.699	843
Euro	850	850	6.875%	1/24/03	1/24/13	99.332	105.689	898
JPY	20,000	172	3.550%	4/22/02	5/14/32	99.250	102.668	177
Euro	1,015	1,015	7.750%	1/24/03	1/24/33	(*) 109.646	105.726	1,073
Subtotal		2,957						3,099
Bonds issued by Telecom Italia Capital S.A. and guaranteed by Telecom Italia S.p.A.
USD	850	588.1	3-month US Libor + 0.61%	7/18/06	7/18/11	100	99.995	588
USD	750	518.9	6.200%	7/18/06	7/18/11	99.826	100.100	519
USD	2,000	1,383.8	5.250%	10/29/03	11/15/13	99.742	105.090	1,454
USD	1,000	691.9	6.175%	6/18/09	6/18/14	100	108.174	748
USD	1,250	864.9	4.950%	10/6/04	9/30/14	99.651	104.673	905
USD	1,400	968.7	5.250%	9/28/05	10/1/15	99.370	103.837	1,006
USD	1,000	691.9	6.999%	6/4/08	6/4/18	100	108.511	751
USD	1,000	691.9	7.175%	6/18/09	6/18/19	100	109.431	757
USD	1,000	691.9	6.375%	10/29/03	11/15/33	99.558	89.464	619
USD	1,000	691.9	6.000%	10/6/04	9/30/34	99.081	85.409	591
USD	1,000	691.9	7.200%	7/18/06	7/18/36	99.440	95.141	658
USD	1,000	691.9	7.721%	6/4/08	6/4/38	100	99.798	691
Subtotal		9,168						9,287
Total		26,041						26,337

 (*)

Weighted average issue price for bonds issued with more than one tranche.

The regulations and/or Offering Circulars relating to the bonds described above are available on the corporate website telecomitalia.com.

The following table lists the changes in bonds during the first half of 2011:

New issues

(millions of original currency)	Currency	Amount	Issue date

Telecom Italia S.p.A. 750 million euros 4.75% maturing 5/25/2018	Euro	750	5/25/2011
Telecom Italia S.p.A. 1,000 million euros 5.125% maturing 1/25/2016	Euro	1,000	1/25/2011

Repayments

(millions of original currency)	Currency	Amount	Repayment date

Telecom Italia Finance S.A. 7.50% 1,791 million euros (1)	Euro	1,791	4/20/2011
Telecom Italia Capital S.A. Floating Rate Notes 400 million U.S. dollars, 3 month USD LIBOR +0.48%, issued with a guarantee from Telecom Italia S.p.A.	USD	400	2/1/2011
Telecom Italia S.p.A. 4.5% 750 million euros	Euro	750	1/28/2011

(1) Net of repayments by the company for 209 million euros during the years 2009-2011.

Buybacks

(millions of original currency)	Currency	Amount	Buyback period

Telecom Italia Finance S.A. 1,791 million euros 7.50% maturing April 2011(*)	Euro	93	January - March 2011
Telecom Italia Finance S.A. 813 million euros 7.25% maturing April 2012	Euro	187	January - March 2011

(*)

During the years 2009 and 2010, bonds had already been bought back for 116 million euros. Therefore the total amount bought back is 209 million euros.

 ►Financial covenants / other covenants / other features of bonds

The bonds listed do not contain financial covenants (e.g. ratios such a Debt/EBITDA, EBITDA/Interest,  etc.) or clauses that would force the early redemption of the bonds in relation to events other than the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor are there commitments provided relative to the assumption of future guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A.. None of the securities summarized here carry any other interest rate structures or structural complexities.

Since these bonds have been placed principally with institutional investors in major world capital markets (Euromarket and the U.S.A.), the terms which regulate the bonds are in line with market practice for similar transactions effected on these same markets; consequently, for example, there are commitments not to use the company’s assets as collateral for loans ("negative pledges").

Medium/long-term amounts due to banks total 5,513 million euros (5,501 million euros at December 31, 2010), increasing 12 million euros.

Short-term amounts due to banks total 647 million euros, decreasing 226 million euros (873 million euros at December 31, 2010). Short-term amounts due to banks include 506 million euros for the current portion of medium/long-term amount due to banks.

Medium/long-term other financial payables amount to 438 million euros (503 million euros at December 31, 2010). They include 175 million euros of the Telecom Italia Finance S.A. loan for 20,000 million Japanese yen due in 2029 and 249 million euros of debt certificates regulated by German law denominated “Schuldschein” issued by Telecom Italia Finance S.A., maturing 2013.     Short-term other financial payables amount to 495 million euros (517 million euros at December 31, 2010) and include 162 million euros of the current portion of medium/long-term other financial payables.

At June 30, 2011, other financial payables include about 140 million euros (183 million euros at December 31, 2010) relating to Nortel Inversora S.A. Preferred Shares Serie A. These are preferred shares regulated by Argentine law, without voting rights except for specific cases stated in the relative issue conditions, repayable at pre-determined maturities according to a pre-established repayment plan. The shares are remunerated and have the right, among other things, to a base annual cumulative yield, calculated as a fixed percentage of the subscription value net of repayments already made, regardless of the results for the year reported by Nortel Inversora S.A.. Because of their features, the Nortel Inversora S.A. Preferred Shares Serie A are considered liabilities of a financial nature pursuant to IFRS adopted by the Telecom Italia Group.

Medium/long-term finance lease liabilities total 1,379 million euros (1,442 million euros at December 31, 2010) and mainly refer to building sale and leaseback transactions recorded in accordance with IAS 17. Short-term finance lease liabilities amount to 254 million euros (232 million euros at December 31, 2010).

Hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 2,509 million euros (2,238 million euros at December 31, 2010). Hedging derivatives relating to items classified as current liabilities of a financial nature total 336 million euros (269 million euros at December 31, 2010). Further details are provided in the Note “Derivatives”.

Non-hedging derivatives relating to items classified as non-current liabilities of a financial nature amount to 93 million euros (74 million euros at December 31, 2010). Non-hedging derivatives relating to items classified as current liabilities of a financial nature total 1 million euros (2 million euros at December 31, 2010). These refer to the measurement of derivatives which, although put into place for hedging purposes, do not possess the formal requisites to be considered as such under IFRS. Further details are provided in the Note “Derivatives”.

Revolving Credit Facility

Currently, the Telecom Italia Group has three Revolving Credit Facilities (RCF):

•

a syndicated credit line expiring August 2014 for 8 billion euros, of which 1.5 billion euros is drawn down,

•

a syndicated credit line expiring February 2013 for 1.25 billion euros, not drawn down,

•

a revolving credit line for a total of 200 million euros signed December 20, 2010 and expiring June 19, 2012 (renewable at the discretion of Telecom Italia, up to December 18, 2013), of which 120 million euros is drawn down.

Gross financial debt according to the original currency of the transaction is as follows:

	6/30/2011		12/31/2010
	(millions of foreign currency)	(millions of euros)	(millions of foreign currency)	(millions of euros)

USD	13,797	9,546	14,196	10,624
GBP	2,533	2,806	2,531	2,940
BRL	2,632	1,167	2,682	1,205
JPY	20,821	179	20,834	192
ARS	836	141	973	183
PYG	179,486	31	186,914	31
EURO		24,624		26,055
		38,494		41,230
Discontinued Operations		-		–
		38,494		41,230

The analysis of gross financial debt by effective interest rate bracket excluding the effect of derivative hedging instruments, if any, is the following:

(millions of euros)	6/30/2011	12/31/2010

Up to 2.5%	5,889	6,520
From 2.5% to 5%	4,248	4,240
From 5% to 7.5%	18,726	20,306
From 7.5% to 10%	4,780	5,064
Over 10%	905	1,002
Accruals/deferrals, MTM and derivatives	3,946	4,098
	38,494	41,230
Discontinued Operations	-	–
	38,494	41,230

Instead, as a result of the use of derivative hedging instruments, gross financial debt by nominal interest rate bracket is the following:

(millions of euros)	6/30/2011	12/31/2010

Up to 2.5%	9,502	11,714
From 2.5% to 5%	5,300	6,236
From 5% to 7.5%	16,621	15,969
From 7.5% to 10%	2,018	1,995
Over 10%	1,107	1,218
Accruals/deferrals, MTM and derivatives	3,946	4,098
	38,494	41,230
Discontinued Operations	-	–
	38,494	41,230

The maturities of financial liabilities according to the expected nominal repayment amount, as defined by contract, are the following:

Detail of the maturities of Financial liabilities – nominal repayment amount:

	maturing by 6/30/ of the year:
(millions of euros)	2012	2013	2014	2015	2016	After 2016	Total

Bonds	3,277	2,500	3,749	865	3,893	11,757	26,041
Loans and other financial liabilities	765	480	1,549	2,340	856	2,387	8,377
Finance lease liabilities	239	140	172	149	130	787	1,617
Total	4,281	3,120	5,470	3,354	4,879	14,931	36,035
Current financial liabilities	475	–	–	–	–	–	475
Total	4,756	3,120	5,470	3,354	4,879	14,931	36,510

Note 11 – Net financial debt

As required by Consob Communication DEM/6064293 dated July 28, 2006, the following table presents the net financial debt at June 30, 2011 and December 31, 2010 calculated in accordance with the criteria indicated in the Recommendation of CESR (Committee of European Securities Regulators) dated February 10, 2005 “Recommendations for the Uniform Implementation of the European Commission Regulation on Disclosures” and also introduced by Consob itself.

For the purpose of determining such figure, the amount of financial liabilities has been adjusted by the effect of the relative hedging derivatives recorded in assets and the receivables arising from financial subleasing.

This table also includes the reconciliation of net financial debt determined according to the criteria indicated by CESR and net financial debt calculated according to the criteria of the Telecom Italia Group and presented in the Interim Management Report.

(millions of euros)		6/30/2011	12/31/2010

Non-current financial liabilities		33,086	34,348
Current financial liabilities		5,408	6,882
Financial liabilities relating to Discontinued operations/Non-current assets held for sale		-	-
Total Gross financial debt	(a)	38,494	41,230
Securities, financial receivables and other non-current financial assets (°):
Non-current financial receivables for assets provided under finance leases		(185)	(199)
Non-current assets for hedging derivatives		(1,222)	(1,524)
	(b)	(1,407)	(1,723)
Current financial assets:
Securities other than investments		(1,301)	(1,316)
Financial receivables and other current financial assets		(386)	(438)
Cash and cash equivalents		(3,760)	(5,526)
Financial assets relating to Discontinued operations/Non-current assets held for sale		-	-
	(c)	(5,447)	(7,280)
Net financial debt as per Consob communication N. Dem/6064293/2006	(d=a+b+c)	31,640	32,227
Securities, financial receivables and other non-current financial assets (°):
Securities other than investments		(12)	(13)
Other financial receivables and other non-current financial assets		(123)	(127)
	(e)	(135)	(140)
Net financial debt(*)	(f=d+e)	31,505	32,087
Reversal of fair value measurement of derivatives and related financial assets/liabilities	(g)	(386)	(619)
Adjusted net financial debt	(f+g)	31,119	31,468

(*)

As regards the effects of related party transactions on net financial debt, reference should be made to the specific table included in the Note "Related party transactions".

(°)

At June 30, 2011 and at December 31, 2010, the item "Securities, financial receivables and other non-current financial assets" (b+e) amount  to 1,542 million euros and 1,863  million euros, respectively.

►

Covenants and negative pledges relating to outstanding positions at June 30, 2011

With reference to loans received by Telecom Italia S.p.A. from the European Investment Bank (EIB), an amount of 1,052 million euros (out of a total of 2,658 million euros at June 30, 2011) is not secured by bank guarantees but there are covenants which cover the following:

•

in the event the company becomes the target of a merger, demerger or contribution of a business segment outside the Group, or sells, disposes or transfers assets or business segments (except in certain cases, expressly provided for), it shall immediately inform the EIB which shall have the right to ask for guarantees to be provided or changes to be made to the loan contract;

•

for all loans not secured by collateral, if the Company’s credit rating of unsubordinated and unsecured medium/long-term debt is lower than BBB for Standard &Poor’s, Baa2 for Moody’s and BBB for Fitch Ratings, the company shall immediately inform the EIB which shall have the right to ask for suitable guarantees to be provided, indicating a date for setting up these guarantees. After that date and if Telecom Italia S.p.A. fails to provide the guarantees, the EIB shall have the right to demand immediate repayment of the amount disbursed. The current ratings did not require new guarantees or repayments of loans.

The syndicated bank lines of Telecom Italia S.p.A. do not contain financial covenants (e.g. ratios such as Debt/EBITDA, EBITDA/Interest, etc.) which would oblige the Company to automatically repay the outstanding loan if the covenants are not observed. Mechanisms are provided for adjusting the cost of funding in relation to Telecom Italia’s credit rating, with a spread added to the Euribor of between a minimum of 0.0875% and a maximum of 0.2625% for the line expiring in 2014 and a minimum of 0.90% and a maximum of 2.50% for the line expiring in 2013.

The two syndicated bank lines contain the usual other types of covenants, including the commitment not to use the company’s assets as collateral for loans (negative pledges), the commitment not to change the business purpose or sell the assets of the company unless specific conditions exist (e.g. the sale takes place at fair market value). The same negative pledge covenant is also found in the export credit loan agreement.

In a series of agreements in which Telecom Italia is a party, communication must be provided in case of a change in control:

•

Multi-currency revolving credit facility (8,000,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on August 1, 2005 and subsequently modified. In the event of a change in control, Telecom Italia shall inform the agent within five business days and the agent, on behalf of the lending banks, shall negotiate, in good faith, how to continue the relationship. None of the parties shall be obliged to continue such negotiations beyond the term of 30 days, at the end of which, in the absence of an agreement, the credit facility shall cease to be effective and Telecom Italia shall be held to repay any sum disbursed (currently equal to 1,500,000,000 euros) to the same.  Conventionally, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired (i) by shareholders who at the date of signing the agreement held, directly or indirectly, more than 13% of the voting rights in the shareholders’ meeting, or (ii) by the investors (Telefónica S.A., Assicurazioni Generali S.p.A., Intesa SanPaolo S.p.A. and Mediobanca S.p.A.) which had signed a shareholders’ agreement on April 28, 2007 regarding the Telecom Italia shares, or (iii) by a combination of parties belonging to the two categories;

•

Revolving credit facility (1,250,000,000 euros). The agreement was signed between Telecom Italia and a syndicate of banks on February 12, 2010 and contemplates a discipline similar to that contained in the August 1, 2005 credit facility agreement, even though it was updated to take into account the October 28, 2009 modifications to the April 28, 2007 shareholders’ agreement. Therefore, no change of control is held to exist in the event control, pursuant to art. 2359 of the Italian Civil Code, is acquired, directly or indirectly (through subsidiaries) by the investors Telefónica S.A., Assicurazioni Generali S.p.A., Intesa Sanpaolo S.p.A. and Mediobanca S.p.A., with the provisions described above remaining unchanged;

•

Revolving credit facility (200 million euros). The agreement was signed between Telecom Italia and Unicredit S.p.A. on December 20, 2010 and contemplates a discipline basically identical to that of the February 12, 2010 credit facility. The amount disbursed is currently 120 millioni euros;

•

Bonds. The regulations covering the bonds issued under the EMTN Programme by both Olivetti and Telecom Italia and bonds denominated in U.S. dollars typically provide that, in the event of mergers or transfer of all or substantially all of the assets of the issuing company or of the guarantor, the incorporating or transferee company shall assume all of the obligations of the merged or transferor company. Non-fulfillment of the obligation, for which a solution is not found, is an event of default;

•

Contracts with the European Investment Bank (EIB). The contracts signed by Telecom Italia with the EIB, for a total maximum amount of approximately 2.65 billion euros, carry the obligation of promptly informing the bank about changes regarding the bylaws or the allocation of share capital among the shareholders which can bring about a change in control. Failure to communicate this information to the bank shall result in the termination of the contract. The contract shall also be terminated when a shareholder, which, at the date of signing the contract does not hold at least 2% of the share capital, comes to hold more than 50% of the voting rights in the ordinary shareholders’ meeting or, in any case, a number of shares such that it represents more than 50% of the share capital, whenever, in the bank’s reasonable opinion, this fact could cause a detriment to the bank or could compromise the execution of the loan project;

•

Export Credit Agreement (residual nominal amount of 50 million euros). The contract was signed in 2004 by Telecom Italia and Société Générale and provides for the repayment of the loan in 2013. It is provided that, in the event of a change in control and subsequent failure to reach an agreement with the lender bank, Telecom Italia shall reimburse the outstanding loan on the first date on which payment of interest shall be due.

Finally, in the documentation of the loans granted to certain companies of the Tim Brasil group, the companies must generally respect certain financial ratios (e.g. capitalization ratios, ratios for servicing debt and debt ratios) as well as the usual other covenants, under pain of a request for the early repayment of the loan.

Finally, as of June 30, 2011, no covenant, negative pledge clause or other clause relating to the above-described debt position, has in any way been breached or violated.

Note 12 – Financial risk management

►

Financial risk management objectives and policies of the Telecom Italia Group

The Telecom Italia Group is exposed to the following financial risks in the ordinary course of its business operations:

•

market risk: stemming from changes in interest rates and exchange rates in connection with financial assets that have been originated and financial liabilities that have been assumed;

•

credit risk: representing the risk of the non-fulfillment of the obligations undertaken by the counterpart with regard to the liquidity investments of the Group;

•

liquidity risk: connected with the need to meet short-term financial commitments.

These financial risks are managed by:

•

the definition, at a central level, of guidelines for directing operations;

•

the activity of an internal committee which monitors the level of exposure to market risks consistently with prefixed general objectives;

•

the identification of the most suitable financial instruments, including derivatives, to reach prefixed objectives;

•

the monitoring of the results achieved;

•

the exclusion of the use of financial instruments for speculative purposes.

The policies for the management and the sensitivity analyses of the above financial risks by the Telecom Italia Group are described below.

►

Identification of risks and analyses

The Telecom Italia Group is exposed to market risks as a result of changes in interest rates and exchange rates in the markets in which it operates or has bond issues, principally Europe, the United States, Great Britain and Latin America.

The financial risk management policies of the Telecom Italia Group are directed towards diversifying market risks, hedging exchange rate risk in full and minimizing interest rate exposure by an appropriate diversification of the portfolio, which is also achieved by using carefully selected derivative financial instruments.

The Group defines an optimum composition for fixed-rate and variable-rate debt and uses derivative financial instruments to achieve that prefixed composition. In consideration of the Group’s operating activities, the optimum combination of medium/long-term non-current financial liabilities has been established, on the basis of the nominal amount, in the range 60 - 70% for the fixed-rate component and 30% - 40%  for the variable-rate component.

In managing market risk, the Group adopted a “Guideline policy for debt management using derivative instruments” and mainly uses the following:

•

Interest Rate Swaps (IRS): used to modify the profile of the original exposure to interest rate risks on loans and bonds, whether fixed or variable;

•

Cross Currency and Interest Rate Swaps (CCIRS) and Currency Forwards: used to convert loans and bonds issued in currencies other than euro – principally in U.S. dollars and British pounds – to the functional currencies of the operating companies.

Derivative financial instruments are designated as fair value hedges for the management of exchange rate risks on instruments denominated in currencies other than euro and the management of the interest rate risk on fixed-rate loans. Derivative financial instruments are designated as cash flow hedges when the objective is to pre-fix the exchange rate of future transactions and the interest rate.

All derivative financial instruments are put into place with high-credit-quality banking and financial counterparts with a high credit rating.

The exposure to the various market risks can be measured by sensitivity analyses, as set forth in IFRS 7. These analyses illustrate the effects produced by a given and assumed change in the levels of the relevant variables in the various reference markets (exchange rates, interest rates and prices) on finance income and expenses and, at times, directly on equity. The sensitivity analysis was performed based on the suppositions and assumptions indicated below:

•

The sensitivity analyses were performed by applying reasonably possible variations in the relevant risk variables to the amounts in the financial statements at June 30, 2011, assuming that such amounts are representative of the entire year.

•

The exchange risk of the Group’s loans denominated in currencies other than euro is fully hedged, therefore, the exchange risk is not considered in the sensitivity analysis under IFRS 7.

•

The changes in value of fixed-rate financial instruments, other than derivatives, produced by changes in the reference interest rates, generate an impact on profit only when, in accordance with IAS 39, they are accounted for at their fair value. All fixed-rate instruments which are accounted for at amortized cost are not subject to interest rate risk as defined by IFRS 7.

•

In the case of fair value hedge relationships, fair value changes of the underlying hedged item and the derivative instrument, due to changes in the reference interest rates, are almost entirely offset in the income statement for the year. Therefore, these financial instruments are not exposed to interest rate risk.

•

The changes in value of financial instruments designated in a cash flow hedge relationship, produced by changes in interest rates, generate an impact on the debt level and on equity; accordingly they are included in this analysis.

•

The changes in value, produced by changes in the reference interest rates of variable-rate financial instruments, other than derivatives, which are not part of a cash flow hedge relationship, generate an impact on the finance income and expenses for the year; accordingly they are included in this analysis.

Interest rate risk – Sensitivity analysis

The change in interest rates on the variable component of payables and liquidity may lead to higher or lower finance income and expenses, while the changes in the level of the expected interest rate affect the fair value measurement of the Group’s derivatives. In particular:

•

with regard to derivatives that convert the liabilities contracted by the Group to fixed rates (cash flow hedging), in keeping with international accounting standards that regulate hedge accounting, the fair value (mark-to-market) measurement of such instruments is accrued in a specific undistributable Equity reserve. The combined change of the numerous market variables to which the mark-to-market calculation is subject between the transaction inception date and the measurement date renders any assumption about the trend of the variables of little significance. As the contract expiration date approaches, the accounting effects described will gradually be absorbed until they cease to exist;

•

if at June 30, 2011 the interest rates in the various markets in which the Telecom Italia Group operates had been 100 basis points higher/lower compared to that actually realized, then higher/lower finance expenses, before the tax effect, would have been recognized in the income statement for 81 million euros (75 million euros at December 31, 2010).

Allocation of the financial structure between fixed rate and variable rate

As for the allocation of the financial structure between the fixed-rate component and the variable-rate component, for both financial assets and liabilities, reference should be made to the following tables. They show the nominal repayment/investment amount (insofar as that amount expresses the effective interest rate exposure of the Group) and, as far as financial assets are concerned, the intrinsic nature (financial characteristics and duration) of the transactions under consideration rather than just the stated contractual terms alone. Bearing that in mind, a transaction whose characteristics (short or very short time frame and frequent renewal) are such that the interest rate is periodically reset on the basis of market parameters, even though the contract does not call for re-fixing the interest rate (such as in the case of bank deposits, Euro Commercial Papers and receivables on sales of securities), has been considered in the category of variable rate.

Total Financial liabilities (at the nominal repayment amount)

	6/30/2011			12/31/2010
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Bonds	16,765	9,276	26,041	17,632	10,697	28,329
Loans and other financial liabilities	6,559	3,435	9,994	6,166	3,015	9,181
Total non-current financial liabilities (including the current portion of medium/long-term financial liabilities)	23,324	12,711	36,035	23,798	13,712	37,510
Total current financial liabilities (*)	39	436	475	31	694	725
Total (**)	23,363	13,147	36,510	23,829	14,406	38,235

(*)

At June 30, 2011, variable-rate current liabilities include 278 million euros of payables to other lenders for installments paid in advance which are conventionally classified in this line item even though they are not correlated to a definite rate parameter (313 million euros at December 31, 2010).

(**) Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

Total Financial assets (at the nominal investment amount)

	6/30/2011			12/31/2010
(millions of euros)	Fixed rate	Variable rate	Total	Fixed rate	Variable rate	Total

Cash & cash equivalents	-	3,082	3,082	-	4,264	4,264
Euro Commercial Papers	-	174	174	-	214	214
Securities	124	1,737	1,861	103	2,262	2,365
Other receivables	515	95	610	584	133	717
Total (*)	639	5,088	5,727	687	6,873	7,560

(*) Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

With regard to variable-rate financial instruments, the contracts provide for revisions of the relative parameters to take place within the subsequent 12 months.

Effective interest rate

As to the effective interest rate, for the categories where that parameter can be determined, such parameter refers to the original transaction net of the effect of any derivative hedging instruments.

The disclosure, since it is provided by class of financial asset and liability, was determined, for purposes of calculating the weighted average, using the carrying amount adjusted by accruals, prepayments, deferrals and changes in fair value: this is therefore the amortized cost, net of accruals and any changes in fair value as a consequence of hedge accounting.

Total Financial liabilities

	6/30/2011		12/31/2010
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Bonds	25,894	5.83	28,131	5.88
Loans and other financial liabilities	8,654	4.51	9,001	4.35
Total (*)	34,548	5.50	37,132	5.51

(*)

Liabilities directly associated with Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

Total Financial assets

	6/30/2011		12/31/2010
(millions of euros)	Adjusted carrying amount	Effective interest rate (%)	Adjusted carrying amount	Effective interest rate (%)

Cash & cash equivalents	3,082	1.94	4,264	1.19
Euro Commercial Papers	174	1.39	214	1.07
Securities	1,861	5.21	2,365	6.32
Other receivables	416	5.28	403	5.02
Total (*)	5,533	3.28	7,246	3.07

(*) Discontinued operations/Non-current assets held for sale, of a financial nature, are not taken into consideration.

As for financial assets, the weighted average effective interest rate is not essentially influenced by the existence of derivatives.

With reference to the concept of market risk, in the broad sense, the Group has interest coupon step-ups and step-downs for certain bonds that change in relation to changes in ratings. Such mechanisms, however, do not affect interest rate exposure, as previously described above, or the determination of the current effective interest rate.

As for market risk management using derivatives, reference should be made to the Note “Derivatives”.

►

Credit risk

Credit risk represents the Telecom Italia Group’s exposure to possible losses arising from the failure of commercial or financial counterparts to fulfill their assumed obligations. Such risk stems principally from economic and financial factors, or from the possibility that a default situation of a counterpart could arise or from factors more strictly technical, commercial or administrative.

The Telecom Italia Group’s maximum theoretical exposure to credit risk is represented by the carrying amount of the financial assets and trade receivables recorded in the financial statements.

The accruals to the provision for bad debts are recorded for an exact amount on credit positions that present an element of individual risk. On credit positions that do not present such characteristics, accruals are recorded by customer segment on the basis of the average uncollectibility estimated on the basis of statistics.

Regarding the credit risk relating to the asset components which contribute to the determination of “Net financial debt”, it should be noted that the management of the Group’s liquidity is guided by conservative criteria and is principally based on the following:

•

money market management: the investment of temporary excess cash resources during the year which are expected to turn around within the subsequent 12-month period;

•

bond portfolio management: the investment of a permanent level of liquidity, the investment of that part of liquidity which is expected to turn around for cash requirement purposes after a 12-month period, as well as the improvement in the average yield.

In order to limit the risk of the non-fulfillment of the obligations undertaken by the counterpart, deposits of the European companies are made with leading high-credit-quality banking and financial institutions with at least an A- rating. Investments by the companies in South America are made with leading local counterparts. Moreover, deposits are made generally for periods of less than three months.

As for other temporary investments of liquidity, there are investments in Euro Commercial Papers (the issuers all have an A- rating by S&P’s and headquarters in Europe).  With regard to bond portfolio management, the issuers have at least a BBB+ by S&P’s.

In order to minimize credit risk, the Group also pursues a diversification policy for its investments of liquidity and allocation of its credit positions among different banking counterparts. Consequently, there are no significant positions with any one single counterpart.

►

Liquidity risk

The Group pursues the objective of achieving an “adequate level of financial flexibility” which is expressed by maintaining a current treasury margin to cover the refinancing requirements at least for the next 12 months with irrevocable bank lines and liquidity.

Current financial assets at June 30, 2011, together with unused committed bank lines, ensure complete coverage of debt repayment obligations for the next 24 months.

13% of gross financial debt at June 30, 2011 (nominal repayment amount) will become due in the next 12 months.

The following tables report the contractual cash flows, not discounted to present value, relative to gross financial debt at nominal repayment amounts and the interest flows, determined using the interest rate and exchange rate conditions in place at June 30, 2011. The portion of principal and interest of the hedged liabilities includes both the disbursements and the receipts of the relative hedging derivatives.

Financial liabilities – Maturities of contractually expected disbursements

		maturing by 6/30/ of the year:
(millions of euros)		2012	2013	2014	2015	2016	After 2016	Total

Bonds	Principal	3,277	2,500	3,749	865	3,893	11,757	26,041
	Interest	1,439	1,246	1,117	964	891	7,632	13,289
Loans and other financial liabilities	Principal	765	480	1,549	2,340	856	2,387	8,377
	Interest	248	224	184	74	16	(218)	528
Finance lease liabilities	Principal	239	140	172	149	130	787	1,617
	Interest	102	96	88	80	72	211	649
Non-current financial liabilities(*)	Principal	4,281	3,120	5,470	3,354	4,879	14,931	36,035
	Interest	1,789	1,566	1,389	1,118	979	7,625	14,466
Current financial liabilities	Principal	475	-	-	-	-	-	475
	Interest	2	-	-	-	-	-	2
Total Financial liabilities	Principal	4,756	3,120	5,470	3,354	4,879	14,931	36,510
	Interest	1,791	1,566	1,389	1,118	979	7,625	14,468

(*)

These include hedging and non-hedging derivatives.

Derivatives on financial liabilities – Contractually expected interest flows

	maturing by 6/30/ of the year:
(millions of euros)	2012	2013	2014	2015	2016	After 2016	Total

Disbursements	939	911	833	645	565	4,356	8,249
Receipts	(915)	(897)	(810)	(674)	(616)	(4,730)	(8,642)
Hedging derivatives – net (receipts) disbursements	24	14	23	(29)	(51)	(374)	(393)
Disbursements	-	-	-	-	-	-	-
Receipts	(1)	(1)	-	-	-	-	(2)
Non-hedging derivatives – net (receipts) disbursements	(1)	(1)	-	-	-	-	(2)
Total net (receipts) disbursements	23	13	23	(29)	(51)	(374)	(395)

During the first half of 2011, the Group proceeded to refinance debt as follows:

•

on January 25, 2011, Telecom Italia S.p.A. issued bonds for 1,000 million euros, annual coupon of 5.125% maturing January 25, 2016;

•

on May 25, 2011 Telecom Italia S.p.A. issued bonds for 750 million euros, annual coupon of 4.75% maturing May 25, 2018.

►

Fair value of derivatives

In order to determine the fair value of derivatives, the Telecom Italia Group uses various valuation models.

The mark-to-market calculation is determined by discounting to present value the interest and notional future contractual flows using market interest rates and exchange rates.

The notional amount of IRS does not represent the amount exchanged between the parties and therefore does not constitute a measurement of credit risk exposure which, instead, is limited to the amount of the differential between the interest rates paid/received.

The fair value of CCIRSs, instead, also depends on the differential between the reference exchange rate at the date of signing the contract and the exchange rate at the date of measurement, since CCIRSs imply the exchange of the reference interest and principal, in the respective currencies of denomination.

►

Fair value measurement

There were no changes in the fair value measurements of the Group’s financial instruments compared to the classifications made according to the IFRS 7 levels indicated in the annual consolidated financial statements at December 31, 2010, to which reference can be made.

Note 13 – Derivatives

The following tables present the derivative financial instruments of the Telecom Italia Group at June 30, 2011 and at December 31, 2010, by type:

Type	Hedged risk	Notional amount at 6/30/2011 (millions of euros)	Notional amount at 12/31/2010 (millions of euros)	Mark-to-market Spot (Clean Price) at 6/30/2011 (millions of euros)	Mark-to-market Spot (Clean Price) at 12/31/2010 (millions of euros)

Interest Rate Swaps	Interest rate risk	4,320	5,320	16	44
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	5,315	5,648	(337)	(67)
Total Fair Value Hedge Derivatives		9,635	10,968	(321)	(23)
Interest rate swaps	Interest rate risk	3,370	3,370	(244)	(332)
Cross Currency and Interest Rate Swaps	Interest rate risk and currency exchange rate risk	9,610	10,402	(1,034)	(617)
Commodity Swaps and Options	Commodity risk (energy)	11	10	2	2
Forward and FX Options	Currency exchange rate risk	2	3	-	-
Total Cash Flow Hedge Derivatives		12,993	13,785	(1,276)	(947)
Total Non-Hedge Accounting Derivatives		675	630	(72)	(59)
Total Telecom Italia Group Derivatives		23,303	25,383	(1,669)	(1,029)

Note 14 – Employee benefits

Employee benefits decreased 86 million euros compared to December 31, 2010 and are composed of the following:

(millions of euros)		12/31/2010	Provision charges/ present value	Decrease	Exchange differences and reclassifications	6/30/2011

Provision for employee severance indemnities	(a)	986	(21)	(16)	-	949
Provision for pension plans		59	-	(1)	(34)	24
Provision for termination benefit incentives		275	4	(18)	-	261
Total Other provisions for employee benefits (*)	(b)	334	4	(19)	(34)	285
Total	(a+b)	1,320	(17)	(35)	(34)	1,234
of which:
non-current portion		1,129				1,068
current portion (*)		191				166

(*)

The current portion refers only to Other provisions for employee benefits.

Provision for employee severance indemnities refers only to the Italian companies of the Group and decreased in total by 37 million euros; the reduction of 16 million euros, shown in the "Decrease" column, refers to indemnities paid to employees who terminated employment or for advances. The negative change of 21 million euros in the “Provision charges/present value” column is the sum of provision charges for interest accruing during the half (+21 million euros) and adjustments made to the Provisions of the companies (-42 million euros) principally as a result of a higher discount rate – coinciding with the return on 10-year government securities – adopted for purposes of the actuarial calculation of employee severance indemnities, compensated only in part by the effects of the consideration of higher inflation.

The effect on the income statement, included in Employee benefits expenses, is as follows:

(millions of euros)	1st Half 2011	1st Half 2010

Current service cost (*)	–	–
Finance expenses (**)	21	23
Net actuarial (gains) losses recognized during the period	(42)	-
Total	(21)	23
Effective return on plan assets	there are no assets servicing the plan

(*)

Following the social security reform, the quotas intended for the INPS Treasury Fund or for the supplementary pension funds have been recorded under “Employee benefits expense” in “Social security expenses” and not as “Employee severance indemnities expenses”. The latter account will still be used only for the severance indemnity expenses of companies with less than 50 employees (equal to 0.2 million euros in the first half of 2011 compared to 0.5 million euros in the first half of 2010).

(**)

In 2010, Finance expenses include the portion relating to Elettra, sold at the end of 2010.

Provisions for pension plans principally refer to pension plans operating in foreign companies of the Group.

Provisions for termination benefit incentives decreased 14 million euros mainly due to the utilization, during the period, of the mobility fund under Law 223/91 on the part of the Parent, Telecom Italia, Telecom Italia Sparkle, SSC, Olivetti and Olivetti I-Jet.

Note 15 – Provisions

Provisions decreased 6 million euros compared to December 31, 2010 and are composed of the following:

(millions of euros)	12/31/2010	Increase	Taken to income	Used directly	Exchange differences and other changes	6/30/2011

Provision for taxation and tax risks	163	7	(2)	(26)	(13)	129
Provision for restoration costs	459	5	-	(5)	(3)	456
Provision for legal disputes	333	89	(1)	(56)	2	367
Provision for commercial risks	63	6	(1)	(4)	1	65
Provision for risks and charges on investments and corporate-related transactions	115	13	(2)	(4)	(6)	116
Other provisions	138	1		(2)	(5)	132
Total	1,271	121	(6)	(97)	(24)	1,265
of which:
non-current portion	860					825
current portion	411					440

Provision for restoration costs refers to the charge for the estimated cost to dismantle tangible assets and restore the sites of Telecom Italia S.p.A., the Brazil Business Unit and the the Argentina Business Unit.

Provision for legal disputes principally refers to disputes of the Parent, Telecom Italia. The net increase of 34 million euros in the first half of 2011 stems from provision charges for litigation with personnel (27 million euros), social security entities (3 million euros) and third parties, always in reference to the Parent.

Other provisions largely comprise the provision set aside in prior years for the Telecom Italia Sparkle case in the amount of 86 million euros and the provision for the liberalization of frequencies of the Parent, Telecom Italia.

Note 16 – Trade and miscellaneous payables and other current liabilities

Trade and miscellaneous payables and other current liabilities decreased 545 million euros compared to December 31, 2010 and are composed of the following:

(millions of euros)		6/30/2011	12/31/2010

Payables on construction work	(a)	27	23
Trade payables:
Payables to suppliers		4,019	4,943
Payables to other telecommunication operators		1,421	1,341
	(b)	5,440	6,284
Tax payables	(c)	1,109	685
Miscellaneous payables and other current liabilities:
Payables for employee compensation		529	537
Payables to social security agencies		176	273
Trade and miscellaneous deferred income		886	871
Advances received		27	27
Customer-related items		1,214	1,179
Payables for TLC operating fee		57	48
Dividends approved, but not yet paid to shareholders		21	93
Other current liabilities		317	332
Employee benefits (except for employee severance indemnities) for the current portion expected to be settled within 1 year		166	191
Provisions for risks and charges for the current portion expected to be settled within 1 year		440	411
	(d)	3,833	3,962
Total	(a+b+c+d)	10,409	10,954

Trade payables (all due within 1 year) amounting to 5,440 million euros (6,284 million euros at December 31, 2010) mainly refer to Telecom Italia S.p.A. (3,010 million euros), the Brazil Business Unit (1,124 million euros) and the Argentina Business Unit (647 million euros). The reduction is mainly due to the contraction in the acquisitions of goods and services and capital expenditures of the Parent, Telecom Italia.

Tax payables particularly refer to the VAT payable of Telecom Italia S.p.A. (606 million euros), the government concession tax of Telecom Italia S.p.A. (93 million euros), other tax payables of the Brazil Business Unit (258 million euros) and the Argentina Business Unit (70 million euros).

Note 17 – Contingent liabilities, other information, commitments and guarantees

The most significant arbitration cases and legal or fiscal disputes in which the Telecom Italia Group is involved at 30 June 2011 are described below.

The Telecom Italia Group has posted liabilities totalling 170 million euros for those of the disputes described below for which there is a risk of losing the case.

► a) Litigation, Pending legal Action and Other Information

Telecom Italia Sparkle – Relations with I-Globe, Planetarium, Acumen, Accrue Telemedia and Diadem: investigation by the Rome Public Prosecutor’s Office

On February 23, 2010, the Guardia di Finanza (Finance Police), authorised by the Rome Public Prosecutor’s Office, served the following documents on Telecom Italia Sparkle:

•

an order setting the date of the hearing in chambers on the request for application of the suspension from trading activities to be replaced by the appointment of a receiver pursuant to legislative decree no. 231/2001;

•

an order for the preventive seizure of a total of approximately  298 million euros (corresponding to the unlawfully accrued VAT credit for those tax years in which the alleged unlawful activities took place).

The alleged offences of some ex-directors, ex-employees and employees of Telecom Italia Sparkle were transnational conspiracy, tax evasion in league with others, transnational money laundering, reinvestment of unlawful revenues and false registration of ownership of assets. The offences of transnational conspiracy, transnational money laundering and reinvestment of unlawful revenues also constitute predicate offences of the administrative liability of the organisation, pursuant to legislative decree no. 231/2001.

Telecom Italia Sparkle therefore set in motion a series of initiatives involving, in particular:

•

the precautionary suspension of employees involved in the proceedings, and the termination of the employment of those employees on remand;

•

appointment of an independent professional (Professor Paolo Ferro-Luzzi) to, among other things, verify that the organisational tools required by legislative decree no. 231/2001 (so called “231 Model”) have been adopted and actually implemented;

•

a guarantee bond for approximately 72 million euros payable to the Judicial Authorities involved in the event of confiscation – pursuant to article 19 of legislative decree no. 231/2001 – of this sum as the profits of the alleged offences, with an irrevocable judgement;

•

a guarantee bond for approximately 123 million euros payable to the Tax Authorities, representing the difference between the amount already subject to precautionary seizure, as VAT deducted in tax years 2005, 2006 and 2007 (approximately 298 million euros) and the estimated maximum sum that might be payable by Telecom Italia Sparkle to settle its tax affairs in the event of assessment or settlement procedures agreed with the Agenzia delle Entrate (Revenues Agency);

•

the adoption of a series of internal measures that incorporated the final suggestions formulated by Prof. Ferro-Luzzi on the governance of the company, its organisation and control arrangements, operations, and the “231 Model”.

In the light of these initiatives, and after revocation of the request to appoint a receiver by the Rome Prosecutor’s Office, the judge in the preliminary investigation (the GIP) declared that there are “no grounds to proceed”.

In May 2010 the Guardia di Finanza communicated a “note of findings” to Telecom Italia Sparkle, stating:

•

that the VAT on the services attributable to the fraud mentioned above, deducted in the 2005, 2006 and 2007 tax years, totalling approximately 298 million euros, was not deductible;

•

that the costs of the aforementioned operations were not deductible for the purposes of corporation tax and regional tax (IRES and IRAP), for an estimated total amount of approximately 429 million euros, plus fines and interest.

Subsequently, in July 2010, the Lazio regional office of the Agenzia delle Entrate (Revenues Agency), taking note of the findings raised by the Guardia di Finanza, served three notices of assessment on Telecom Italia Sparkle, notifying the company of the non-deductibility of VAT totalling approximately  298 million euros, as mentioned above, plus interest and fines.

In July Telecom Italia Sparkle paid a proportion of the fines (25% of the sum imposed), the whole of the VAT considered to be non-deductible, plus the interest, for a total of 418 million euros. After the payment, the bank guarantee for approximately 123 million euros, which had been issued in favour of the tax authorities, lapsed.

Moreover, in August 2010, the  application for the preventive seizure ordered by the Rome Prosecutor’s Office in February 2010 to be revoked was granted. In consequence, the assets seized were released, apart from a sum of 10 million euros that remains under seizure for guarantees connected to the criminal proceedings currently underway.

Finally, granting the application made in August 2010 by the Rome Prosecutor’s Office, the judge in the preliminary investigation ordered the immediate trial of the defendants currently subject to precautionary measures. In particular, the application requested the immediate trial of the ex-chief executive and two ex-employees of Telecom Italia Sparkle.

In relation to this trial, Telecom Italia Sparkle made an application to bring a civil action against all the defendants. The Court ruled this application inadmissible in its hearing on December 18, 2010, since it considered such an action incompatible with the company’s position as a subject of investigation pursuant to legislative decree no. 231/2001.

Given the complexity of the case, and the fact that the investigations are continuing, and that in consequence it is not yet possible to have full knowledge of all the acts of the proceedings, at present the company cannot formulate definitive predictions of their outcome, without prejudice to the defence that Telecom Italia Sparkle will pursue with the maximum vigour to demonstrate its non-involvement in the matters at issue. Regarding the effects of a conviction under legislative decree no. 231/2001, in addition to the administrative fines (which would be relatively small) and any interdiction, the profits of the crime would be confiscated, and in the current formulation of the charge by the public prosecutors and without prejudice to the defence considerations that will be developed in relation to this, would total approximately 72 million euros (a sum already guaranteed by the bond mentioned above and already set aside in the 2009 consolidated financial statements).

So for as the residual fiscal risk is concerned, the Agenzia delle Entrate (Revenues Agency) has not, so far, issued notices of assessment in relation to the claim of the Guardia di Finanza relating to direct taxation. In this respect, Telecom Italia Sparkle – also based on the opinion of authoritative professionals – believes that if this too should happen, the risk of losing such a case is only possible, not probable. As a result, no provision to cover the fiscal risk for direct taxation has been made.

National fiscal disputes

On March 25, 2011 the Milan Agenzia delle Entrate served two notices of demand on both Telecom Italia S.p.A. and subsidiary Olivetti Multiservices S.p.A. relating to property transfers made in March 2006 to the Raissa and Spazio Industriale funds, for which the companies in question were accused of non-payment of stamp duty and mortgage tax, and have therefore been asked to pay approximately 10 million euros in tax and interest; it should be recalled that similar notices were served in December 2010 concerning property transfers to the same funds in December 2005; the amount claimed totalled approximately 61 million euros.

So far as the notices of demand served in December 2010 are concerned, the companies – also supported by authoritative professional opinions – asserted that they had operated within the full respect of the tax laws and that the claims made by the Agenzia should therefore be considered to be unfounded in law; for this reason they contested the notices, and appealed to the Milan Commissione Tributaria Provinciale (Provincial Tax Commission); this body, at the request of the company, granted a stay of execution of the notices. In addition, the companies have already filed an application for an internal review and suspension with the competent offices of the Agenzia delle Entrate.

Since the two new notices of demand are of the same nature as those served in December 2010 and appealed by the companies, the above evaluation applies to them too; hence the companies have appealed the latest notices served, and asked the Provincial Tax Commission to suspend them. They have also filed an application for an internal review and suspension with the Agenzia delle Entrate.

The Milan Provincial Tax Commission has set a date for a full appeal hearing in October next, in response to an application for postponement filed by the Agenzia delle Entrate in agreement with the companies.

International tax disputes

On March 22, 2011 Tim Celular was served notice of a tax assessment issued by the Federal Tax Authorities of Brazil for a total sum of 1,265 million Reais (approximately 550 million euros), including penalties and interest, as a result of the completion of a tax investigation of financial years 2006, 2007, 2008 and 2009 for the companies Tim Nordeste Telecomunicações S.A. and Tim Nordeste S.A (previously called Maxitel), companies which have been progressively incorporated into Tim Celular with the aim of rationalising the corporate structure in Brazil.

The assessment notice includes various adjustments; the main claims may be summarised as follows: (i) non-recognition of the fiscal effects of the merger of Tim Nordeste Telecomunicações S.A. and Maxitel S.A., (ii) non-recognition of the fiscal deductibility of the write-down of goodwill relating to the purchase of Tele Nordeste Celular Participações S.A. (“TNC”). The adjustments included in the assessment notice were challenged by Tim Celular, before the administrative court, with the submission of an initial defense on April 20, 2011. The Management, as confirmed by two legal opinions, believes it is unlikely that the company could suffer any negative consequences in relation to these matters

Application for indictment of Telecom Italia S.p.A. for an administrative offence pursuant to Legislative Decree 231/2001.

In December 2008 Telecom Italia received notification of the application for its committal for trial for the administrative offence specified in articles 21 and 25, subsections 2 and 4, of legislative decree 231/2001 in relation to the affairs that have involved some ex-employees and ex-collaborators of the Company charged – among other things – with offences involving corruption of public officials, with the object of acquiring information from confidential files.

Before the preliminary hearing, Telecom Italia submitted a motion for the application of plea bargaining pursuant to article 63 of legislative decree 231/2001, after having made provision, as employer, for financial reparation to be offered to those employees and ex-employees on whom illegal dossiers were compiled and whose names appeared on the request for committal for trial (incurring total costs of 1.8 million euros for this purpose) and after having reached  a settlement with the government departments, the only parties taking civil action against the Company, of all claims for compensation related to the facts that are the object of the criminal proceedings (against payment of the sum of 750 thousand euros). In a judgment pronounced on May 28, 2010, the Judge accepted that the fines of  400 thousand euros that the Company had agreed to pay were adequate: after this judgment, Telecom Italia was definitively no longer a defendant in the criminal trial. At the same time, the Judge approved the motion for settlement of the proceedings presented by many other defendants, including ex-employees of the Group.

In a judgment on the same date, the charges of unlawful appropriation of the assets of Telecom Italia and its subsidiary Telecom Italia Latam, which had been admitted to the trial as civil parties precisely in relation to these offences, were declared to be without foundation. Both companies are challenging this judgment, and have appealed to the Supreme Court (Corte di Cassazione). Until the aforementioned judgment that there is no case to answer has been made final, Telecom Italia still benefits from the conservative seizure of the assets of one of the defendants, worth over 15 million euros.

Thus at the end of the preliminary hearing phase, subsidiaries Telecom Italia Latam and Telecom Italia Audit and Compliance Services remained civil parties in the trial for damages deriving from crimes other than unlawful appropriation, while the Company remained part of the criminal proceedings as the entity with civil liability, pursuant to article 2049 of the Italian Civil Code, for the actions of the three ex-employee defendants committed for trial.  In this capacity, Telecom Italia has been served with conservative seizure orders for approximately 6 million euros in favour of the civil parties in the proceedings against the ex-employee defendants; all of these orders were, however, subsequently revoked by the Milan Review Court. The revocation orders by the Review Court, which had been appealed by the civil parties before the Supreme Court, were confirmed by the latter in a hearing on 27 May last.

The trial phase of the proceedings opened in September 2010 before Section One of the Milan Court of Assizes. During the first sessions, Telecom Italia filed its application to be a civil party in the proceedings against all the defendants committed for trial, for all the offences of which they are accused, including the crimes of corruption and criminal conspiracy. The Company’s petition to be joined as a civil party was granted by the Court on January 26, 2011. Telecom Italia is also the party with civil liability in relation to the 11 persons charged with criminal conspiracy, corruption and hacking against a total of 32 civil parties.

In the preliminary hearing phase, the Court, in its order of May 18, 2011, granted the Prosecutor’s application for the admission into evidence, as body of proof, of all the dossiers that the judge in the preliminary investigation (GIP) had returned to the Prosecutor’s Office during the hearing for destruction pursuant to article 240 of the Code of Penal Procedure, in which he specified that he could not grant the request for its destruction due to the enduring uncertainty about the actual unlawful provenance of the information it contained.

Lastly, on June 7, 2011 Telecom Italia, as civil party to the criminal proceedings for the crimes of criminal conspiracy, corruption and hacking, filed a new application for the conservative seizure of the assets of one of the co-accused for a sum of  40 million euros to protect its interests. The Court recently granted this application, issuing an order for the conservative seizure of the assets that had previously been the subject to preemptive seizure, to the total value of approximately 15 million euros in favour of Telecom Italia.

In relation to the details of the requests for the company to pay/indemnify third parties, it should be noted that, given the current state of play, and on the basis of the elements available that can be used for estimates, it is deemed possible that the company could lose such proceedings; only in relation to a single case, given the elements available and the progress of the current proceedings, is there any probability that the company could lose, and hence a modest provision has been made in the risk fund.

Antitrust Case A426

On May 13, 2010, following a complaint lodged by Fastweb, AGCM started an investigation into an alleged abuse of dominant position by Telecom Italia.  According to Fastweb, Telecom Italia carried out an exclusionary conduct with respect to the public tenders held in 2010 by Consip and Enel for the award of contracts for fixed telephony services and IP connectivity. In particular, according to the complainant, Telecom Italia did not provide its competitors with some pieces of information of technical-economic nature that were allegedly essential for the submission of competitive bids, and provided its retail divisions with network services at more favorable conditions than those applied to all other operators.

Fastweb had previously filed a similar complaint to AgCom which wholly dismissed the case in a note issued on May 26, 2010.

While reiterating that it had always acted in full compliance with applicable regulations, Telecom Italia filed a proposal of undertakings in order to remove all of the concerns advanced in the AGCM’s decision to open the investigation. Considering that such proposal was not manifestly groundless, AGCM published it on its website on July 29, 2011, inviting comments from interested third parties.

Since the procedure to evaluate the undertakings is still underway, it is premature to opine about the outcome of the proceedings.

Antitrust Case A428

On June 23, 2010, prompted by complaints filed by Wind and Fastweb, AGCM started an investigation into two alleged abuses of dominant position by Telecom Italia.  Firstly, according to Wind, Telecom Italia carried out a technical boycott strategy vis-à-vis its competitors, hindering or delaying the activation of services by means of unjustified and spurious refusals. Moreover, according to both complainants, Telecom Italia allegedly offered its access services to final customers at economic and technical conditions that could not be matched by its competitors purchasing wholesale access services from Telecom Italia itself, only in those geographic areas of the Country in which disaggregated access services to the local network are available, and hence where other operators can oppose greater competition.

In any case, with reference to one of the complained-of offers (relating to an invitation to tender issued by the Florence municipal authority), on February 1, 2011 AgCom closed its investigation on the economic terms of Telecom Italia’s offer with regards to traffic services, after verifying that it could be matched by its competitors. On April 18, 2011 Fastweb challenged AgCom’s decision before the

Administrative Court for Lazio (TAR), alleging that the analysis of replicability conducted by AgCom was incorrect.

Given the stage of the investigation, a proper assessment of the outcome of the procedure would be premature.

Dispute for adjustments on concession charges for the years 1994-1998

Some disputes, in cases brought in previous years by Telecom Italia and Tim, are still pending. These relate to the request by the Ministry of Communications that the Company pay adjustments to the amounts paid in charges for concessions in the years 1994-1998.

Dispute concerning the concession charge for 1998

Telecom Italia has issued proceedings against the Presidenza del Consiglio dei Ministri (the office of the Prime Minister) before the Rome Court for compensation of the damage caused by the Italian State through appeal judgment no. 7506/09 by the Consiglio di Stato (Council of State) that, in the view of the Company, violates the principles of current European community law.

The case was also brought in the light of community jurisprudence that recognises the right to assert the responsibility of the State in relation to violation of rights recognised in community law and injured by a judgment that has become definitive, in respect of which no other remedy may be applied. The aforementioned appeal judgment definitively denied the right of Telecom Italia to restitution of the concession charge for 1998 (totalling 386 million euros for Telecom Italia and 143 million euros for Tim, plus interest), already rejected by the Lazio regional administrative court despite the favourable and binding opinion of the European Court of Justice on February 23, 2008 concerning the conflict between EC Directive 97/13 on general authorisations and individual licences in the telecommunications services industry, and the national regulations that had unduly confirmed, for 1998, the obligation to pay the fee required to telecommunications concession holders, despite the intervening deregulation process. The compensation claimed has been quantified as approximately 529 million euros, plus legal interest and revaluation. The Avvocatura di Stato filed an appearance and submitted a counterclaim for the same sum. In the meantime, on January 15, 2011, Telecom Italia notified the Consiglio di Stato of its appeal for revocation of the judgment of the Consiglio di Stato itself that is the object of the proceedings.

FASTWEB

•

In judgement no. 750/2011, the Milan Appeal Court declared that it was not competent to decide the proceedings brought by Fastweb in October 2007, for the presumed abusive nature of the Telecom Italia winback strategy in the residential and non-residential fixed line telephone service supply markets and in the broadband access retail services, with a request for damages totalling approximately 1,070 million euros, and referred the matter to the Milan Court. The suit was based on the order of October 16, 2006 by the Milan Appeal Court, granting a motion for urgency filed by Fastweb that prevented any further use of allegedly abusive behaviour by Telecom Italia. After the aforementioned decision, Fastweb resubmitted the matter to the Milan Civil Court.

•

In June 2010, at the Milan Court, Fastweb claimed damages of approximately 65 million euros  (Fastweb also submitted a subordinate claim, quantifying the damages at 87 million euros) for presumed acts of unfair competition and misleading advertising as part of the “Impresa Semplice” advertising campaign, for the offer of integrated services to small and medium-sized enterprises. The judgment referred to a preceding opinion issued by the Jury of the IAP (Istituto di Autodisciplina Pubblicitaria), the advertising regulatory body, at the behest of Fastweb and other operators, that this advertising campaign was misleading. Telecom Italia, after rectifying some minor points raised by its competitors in these proceedings, entered an appearance contesting the claims of the other party, and submitted a counterclaim.

•

In January 2011, with its appointment of an arbitrator, Fastweb requested compensation for presumed damages totalling 146 million euros suffered after the alleged non-compliance with the provisions contained in the contract for the supply of the “unbundling of the local loop” (ULL). In particular, Fastweb complained that, in the period from July 2008 to June 2010, Telecom Italia had refused, unlawfully, to execute approximately 30,000 requests to migrate customers to the Fastweb network. When the Board of Arbitration has been convened, the Company will present its defence, refuting the claims of the other party.

VODAFONE

The case brought by Vodafone before the Milan Court of Appeal in July 2006, for compensation for damages (initially quantified as approximately 525 million euros, and subsequently adjusted to 759 million euros) is still in progress. The case involves a presumed abuse of its dominant position by Telecom Italia, which allegedly exploited its position in the fixed telephony markets to strengthen its position in the closely connected mobile communication services market, which tended to exclude and hence damage its competitor. According to Vodafone, Telecom Italia’s abusive behaviour concerned its domestic and business customers, and is allegedly unlawful as a violation of the law on the protection of personal data.

Telecom Italia filed an appearance, contesting Vodafone’s claims in its contents and on procedural grounds.

H3G

In a writ issued in July 2011, H3G claimed damages of approximately 122 million euros plus interest, alleging presumed discriminatory behaviour and unfair competition by Telecom Italia against H3G in relation to fixed-mobile termination tariffs in the period 2008/2010. Telecom Italia will file an appearance, contesting the claims of the other party.

In addition, the following disputes with H3G are still outstanding:

•

a case brought by Telecom Italia for compensation of 230 million euros for damages related to the termination charges applied to it by H3G that were higher than those applied to other operators in the period between September 2005 and February 2008;

•

a case brought by H3G for compensation for presumed damages consequent on alleged discriminatory behaviour by Telecom Italia in the market for calls from its mobile network to H3G network customers. In particular, according to the complainant, Telecom Italia is accused of applying to its own sales divisions fees lower than those applied to H3G from April 2008. The damages claimed have been quantified as approximately 120 million euros. Telecom Italia has filed an appearance contesting the claims and submitting a counterclaim for 260 million euros;

•

a challenge by Telecom Italia before the Rome Appeal Court of the arbitration awards on the subject of mobile-mobile termination tariffs for the period between September 2005 and December 2007, which ordered Telecom Italia to pay the sum of approximately 87 million euros (of which approximately  58 million euros already declared enforceable);

•

a case started by H3G claiming compensation for presumed damages consequent on the alleged violation of the mobile customer portability procedures. The damages claimed have been quantified as approximately 60 million euros. Telecom Italia has filed an appearance contesting the claims and submitting a counterclaim for 20 million euros;

•

an injunction sought by Telecom Italia to recover approximately 21 million euros for additional costs already paid to H3G for the period from July 2010 to February 2011, after the repricing of the termination tariffs on the H3G mobile network (resolution 667/08/Cons).

FEDERAZIONE ANTI PIRATERIA AUDIOVISIVA (FAPAV)

In June 2010, antipiracy group Federazione Anti Pirateria Audiovisiva (FAPAV) issued proceedings against Telecom Italia in the Rome Court for compensation of the presumed damages (quantified at  320 million euros) resulting from its non-prevention of the unlawful downloading of films by customers of the Company accessing certain websites. According to the claimant, Telecom Italia did not adopt the necessary technical and administrative measures to prevent the illegal use of its network. Fapav also asked that the Company provide the Judicial Authorities with information that identifies the customers involved in the alleged unlawful activities.

These proceedings follow a precautionary procedure at the end of which the Rome Court excluded both the liability of Telecom Italia for the information it carries, and the obligation to suspend the internet access service of which Telecom Italia is merely supplier. The Court limited itself to ordering the Company to supply all the information in the Company’s possession on the alleged unlawful activity, apart from information that identifies the subjects involved.

Telecom Italia, which has already complied with the order, entered an appearance in this case, asking that the claims of the other party be rejected in their entirety. The Italian association of authors and publishers, SIAE, joined these proceedings to support FAPAV’s argument.

EUTELIA and VOICEPLUS

In June 2009, Eutelia and Voiceplus asked that alleged acts of abuse by Telecom Italia of its dominant position in the premium services market (based on the offer to the public of the services provided through so-called Non Geographic Numbers) be investigated. The complainants quantified their damages at a total of approximately  730 million euros.

The case follows a precautionary procedure in which the Milan Appeal Court prohibited certain behaviours relating to the management of the Company’s financial relations with Eutelia and Voiceplus concerning the Non Geographic Numbers for which, for regulatory reasons, Telecom Italia managed the revenues from the end customers on behalf of these OLOs.  Telecom Italia filed an appearance, asking that the demand for compensation by rejected in its entirety.

TELEUNIT

With a writ issued in October 2009 before the Milan Appeal Court, Teleunit asked for alleged acts of abuse by Telecom Italia of its dominant position in the premium services market to be investigated. The complainant quantified its damages at a total of approximately 362 million euros.

Telecom Italia filed an appearance, contesting the claims of the other party.

POSTE

There are some pending actions brought by Ing. C. Olivetti & C. S.p.A. (now Telecom Italia) against Poste, the Italian postal service, concerning non-payment by Poste of services rendered under a series of contracts to supply IT goods and services. The judgments issued in the lower court established an outcome that was partially favourable to the ex-Olivetti, and have been appealed by Poste in individual rehearings.

In this respect, while a judgment of the Rome Appeal Court confirmed one of the outstanding payables to Telecom Italia, another judgment of the same Court declared void one of the disputed contracts. After this judgment, Poste issued a writ for the return of approximately  58 million euros, opposed by Telecom Italia, given that the judgment of the Supreme Court considering amendment of the above judgment is still pending.

In its opposition and appeal for suspension of execution, Telecom Italia argued that it had not been ordered to pay specific restitution at that time, and hence there was no valid right to execute the judgment. Accepting this argument, the Rome Court suspended execution.

Germany – AOL arbitration

In November 2008, AOL LLC and AOL Europe Sàrl (“AOL”) notified Telecom Italia Deutschland Holding GmbH (“TIDE”) and Telecom Italia S.p.A. of a request for arbitration before the International Chamber of Commerce in Paris, in relation to the agreement for TIDE’s acquisition of the broadband assets of the AOL Time Warner group, signed in September 2006 and implemented in February 2007. The purpose of the request for arbitration was to obtain:

•

a declaratory ruling that the contracts for the supply of services to a specific category of customers (the so-called Bring-Your-Own-Access or “BYOA”) must not be considered to have been sold to Telecom Italia and TIDE;

•

an order for the defendants to ensure that HanseNet, the German subsidiary of TIDE at that time, returns to AOL the amount allegedly received from the BYOA customers, totalling approximately  2 million euros.

In February 2009, Telecom Italia and TIDE filed their defences and counterclaims, requesting that AOL, after confirmation that the BYOA customers had to be assigned by AOL, should transfer them, if still possible, and in any event pay any amount improperly collected by AOL as revenues from such customers, or compensation for the damages suffered.

The Arbitration Panel issued a partial award in November 2010, in which it declared that it had jurisdiction to decide on the request for arbitration and considered that Telecom Italia and TIDE were not entitled to the transfer of the BYOA customer category, since they did not belong to the access business transferred in 2007.

The Panel reserved its right to issue one or more subsequent awards on the matters still unresolved concerning not only AOL’s request for compensation, but also the counterclaims filed by Telecom Italia and TIDE, granting time to the parties to file their defences on these aspects.

Germany – Telefónica arbitration

On May 4, 2011, Telecom Italia and TIDE were notified of an application for international a request for arbitration proceedings atbefore the Paris International Chamber of Commerce (ICC) made by Telefonica Germany Customer Services Gmbh (TEFG) – a German company of Telefónica group company – to obtain a declaratory ruling relief on an aspect of related to an indemnification the obligation to provide compensation given byof Telecom Italia and TIDE in pursuant to the contract transferring their holding inshare purchase agreement for the sale of HanseNet signed in December 2009.

On July 4, 2011, Telecom Italia and TIDE filed their defenses submission, asking that the request for arbitrationapplication by TEFG be rejected as without foundationgroundless.

Greece -DELAN

In 2005, Tim International N.V. (subsequently merged with and into Telecom Italia International N.V. on June 27, 2008) sold its entire shareholding in Tim Hellas through a Stock Purchase Agreement (“SPA”). Pursuant to this contract, Tim International undertook, among other things, to indemnify the purchaser in arbitration proceedings between Tim Hellas and Delan Cellular Services S.A. (“Delan”) that began in 1998.

In July 2006, Tim Hellas (whose name had changed in the meantime to Wind Hellas) informed Tim International about the issuance of an arbitration award in the Delan case that ordered Wind Hellas to compensate Delan for damages for an amount of approximately 52 million euros including interest. The arbitration award was challenged by Wind Hellas and quashed declared null and void by the Athens Court of Appeal and in October 2007 Wind Hellas informed Tim International that the award had been quasheddeclared null and void.

In March 2008, Wind Hellas informed Tim International that Delaon (with the new name of Alpha Digital Television) had challenged the appeal court decision before the Greek Supreme Court, alleging a defect in the notification of the decision.

Tim International, has permitted by in accordance with the provisions of the SPA, assumed the defence of Wind Hellas in the challenge before the Supreme Court. In September 2008, the Greek Supreme Court rejected the exception raised by Delan and confirmed the quashing nullity of the award.

During 2009, Carothers Ltd., the company acting as successor of Delan, started legal proceedings both precautionary and on the merits against Wind Hellas before the Greek courts, on grounds similar to those raised in the arbitration case. Wind Hellas in turn summoned Telecom Italia International to appear, as guarantor, allegedly on the basis of the indemnification agreements obligations contained in the SPA.  The hearing to discuss for the pleading of both the case started by Carothers Ltd. against Wind Hellas and that started by Wind Hellas against Telecom Italia International based on the alleged indemnification obligations contained in the Stock Purchase agreement was held on June 1, 2011.

During 2010 Wind Hellas also summoned Telecom Italia International to appear as a third party in another legal case started in 2006 by Wind Hellas against what was at the time Delan (now Carothers), to contest challenge the validity of the arbitration clause in relation to the Delan arbitration, as well as to verify the absence of liability for the damages of Wind Hellas.

►

b) Other information

Mobile telephony: investigation of Dealers

The verification and regularization activities with reference to the prepaid SIM cards not correctly associated with a customer identity document, which had been activated in the period 2005-2008, continued. The number of SIM cards that remain to be regularized was approximately 565 thousand at June 30, 2011, a fall of 22% from the number at the start of the year.

The investigations of the Milan Public Prosecutor into SIM cards with incorrect user registrations, previously examined in the Greenfield Project – the results of which were illustrated in the Annex to the 2010 Corporate Governance and Shareholding Structure report – and the phenomenon noted in the report by Deloitte Financial Advisory Services on irregular postponement of the natural expiry date (13 months after the last topup or other chargeable post-sales action) of approximately 2.5 million prepaid SIM cards, continued. Telecom Italia, leveraging on its previous commitment to the regolarization of the irregular SIM cards, is continuing to provide every assistance to the Judicial Authorities.

►

c) Commitments and guarantees

Sureties were provided for 20 million euros, net of back-to-back guarantees received. They mainly refer to guarantees by Telecom Italia on behalf of associates (5 million euros) and other medium/long-term financial transactions.

Guarantees provided by third parties for obligations of the Group companies amounting 3,746 million euros refer to sureties both for loans (2,259 million euros) and the performance of contractual obligations (1,487 million euros).

Details of the main sureties, relating to loans EIB, at June 30, 2011 are as follows:

Issuer	Amount(1) (millions of euros)

BBVA - Banco Bilbao Vizcaya Argentaria	715
Intesa SanPaolo	471
Sumitomo	109
Bank of Tokyo - Mitsubishi UFJ	254
Banco Santander	86
Barclays Bank	75
CARIGE	92
Natixis	84
Other banks on behalf of the EIB	109

(1)

These refer to loans secured from the EIB for the following projects: Tim Rete Mobile, Telecom Italia Breitband Infrastruktur Deutschland, Telecom Italia Media Digital Network and Telecom Italia Banda Larga Mezzogiorno.

The guarantee of 46 million euros by BNL/BNP Paribas relates to the loan secured from the EIB for the Telecom Italia Breitband Infrastruktur Deutschland Project. Of this amount, 40 million euros was repaid in advance on June 18, 2010 and will be valid for 13 months after repayment, as established in the contract, in order to protect against any clawback risk.

The guarantee of 163.5 million euros by BBVA relates to the loan secured from the EIB for the Breitband Infrastruktur Deutschland II Project. Of this amount, 142.2 million euros was repaid on September 30, 2010 and will be valid for 13 months after repayment, as established in the contract, in order to protect against any clawback risk.

The guarantees of 149.5 million euros by BBVA and 195.5 million euros by BNL/BNP Paribas relate to the loan secured from the EIB for the Banda Larga Mezzogiorno Project which expired on November 9, 2010 and November 12, 2010, respectively, and were replaced, as was Telecom Italia’s right, with other guaranteeing banks.

There are also sureties connected with the 3G service in Brazil for 91 million euros.

►

d) Assets pledged to secure financial liabilities

The contracts for low rate loans granted by the Brazilian Development Bank BNDES (Banco Nacional de Desenvolvimento Econômico e Social) to an operating company of the Tim Brasil group for a total equivalent amount of 879 million euros are guaranteed by a part of that company’s receipts which are pledged on behalf of BNDES. The bank will have access to such receipts only in the event of default by the company, otherwise the funds are automatically transferred to accounts to which the company has full access.

Note 18 – Finance income and Finance expenses

►

Finance income

Finance income decreased 1,779 million euros compared to the first half of 2010 and is composed as follows:

(millions of euros)		1st Half 2011	1st Half 2010

Interest income and Other finance income:
Income from financial receivables, recorded in Non-current assets		-	-
Income from securities other than investments, recorded in Non-current assets		-	-
Income from securities other than investments, recorded in Current assets		29	19
Income other than the above:
Interest income		95	64
Foreign exchange gains		545	1,149
Income from fair value hedge derivatives		174	232
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		289	333
Income from non-hedging derivatives		12	28
Miscellaneous finance income		19	22
	(a)	1,163	1,847
Positive fair value adjustments to:
Fair value hedge derivatives		93	1,515
Underlying financial assets and liabilities of fair value hedges		398	25
Non-hedging derivatives		31	77
	(b)	522	1,617
Reversal of impairment loss on financial assets other than investments	(c)	-	-
Total	(a+b+c)	1,685	3,464

►

Finance expenses

Finance expenses decreased 1,816 million euros compared to the first half of 2010 and are composed as follows:

(millions of euros)		1st Half 2011	1st Half 2010

Interest expenses and other finance expenses:
Interest expenses and other costs relating to bonds		757	854
Interest expenses to banks		105	111
Interest expenses to others		99	103
		961	1,068
Commissions		25	19
Foreign exchange losses		543	1,158
Charges from fair value hedge derivatives		106	103
Reversal of the Reserve for cash flow hedge derivatives to the income statement (interest rate component)		365	387
Charges from non-hedging derivatives		32	55
Miscellaneous finance expenses		87	99
	(a)	2,119	2,889
Negative fair value adjustments to:
Fair value hedge derivatives		405	41
Underlying financial assets and liabilities of fair value hedge derivatives		77	1,466
Non-hedging derivatives		45	66
	(b)	527	1,573
Impairment losses on financial assets other than investments	(c)	-	-
Total	(a+b+c)	2,646	4,462

For a better understanding of the net effects, a table is presented below:

(millions of euros)		1st Half 2011	1st Half 2010

Net exchange gains and losses:		2	(9)
Exchange gains		545	1,149
Exchange losses		(543)	(1,158)

Net result from derivatives	(a+b+c)	(28)	48
Income from fair value hedge derivatives		174	232
Charges from fair value hedge derivatives		(106)	(103)
Net result from fair value hedge derivatives	(a)	68	129
Positive effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component		289	333
Negative effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component		(365)	(387)
Net effect of the Reversal of the Reserve of cash flow hedge derivatives to the income statement for the interest rate component	(b)	(76)	(54)
Income from non-hedging derivatives		12	28
Charges from non-hedging derivatives		(32)	(55)
Net result from non-hedging derivatives	(c)	(20)	(27)

Net fair value adjustments to fair value hedge derivatives and underlying:	(d+e)	9	33
Positive fair value adjustments to fair value hedge derivatives		93	1,515
Negative fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		(77)	(1,466)
Net fair value adjustments	(d)	16	49
Positive fair value adjustments to underlying financial assets and liabilities of fair value hedge derivatives		398	25
Negative fair value adjustments to fair value hedge derivatives		(405)	(41)
Net fair value adjustments	(e)	(7)	(16)

Net fair value adjustments to non-hedging derivatives:	(f+g)	(14)	11
Positive fair value adjustments to non-hedging derivatives	(f)	31	77
Negative fair value adjustments to non-hedging derivatives	(g)	(45)	(66)

Note 19 – Profit (loss) for the period

Profit (loss) for the period decreased 3,037 million euros compared to the first half of 2010 and can be analyzed as follows:

(millions of euros)	1st Half 2011	1st Half 2010

Profit (loss) for the period	(1,797)	1,240
Attributable to:
Owners of the Parent:
Profit (loss) from continuing operations	(2,002)	1,213
Profit (loss) from Discontinued operations/Non-current assets held for sale	(11)	(2)
Profit (loss) for the period attributable to owners of the Parent	(2,013)	1,211
Non-controlling interests:
Profit (loss) from continuing operations	216	29
Profit (loss) from Discontinued operations/Non-current assets held for sale	-	-
Profit (loss) for the period attributable to Non-controlling interests	216	29

Note 20 – Earnings per share

For purposes of the calculation of diluted earnings per share, account was only taken of the potential ordinary shares relating to the equity compensation plans of the employees for whom, at June 30, 2011, the market and non-market performance conditions were satisfied. For the first half of 2010, the additional dividends to which the savings shareholders are conventionally entitled (at an unvarying amount of 0.011 euros per share) were allocated entirely to the profit from continuing operations.

		1st Half 2011	1st Half 2010

Basic and diluted earnings per share
Profit (loss) for the period attributable to owners of the Parent		(2,013)	1,211
Less: additional dividends for savings shares (0.011 euros per share)		-	(66)
	(millions of euros)	(2,013)	1,145
Average number of ordinary and savings shares	(millions)	19,284	19,245
Basic and diluted earnings per share – ordinary shares		(0.11)	0.06
Plus: additional dividends per savings share		-	0.01
Basic and diluted earnings per share – savings shares	(euros)	(0.11)	0.07
Basic and diluted earnings per share from continuing operations
Profit (loss) from continuing operations		(2,002)	1,213
Less: additional dividends for savings shares		-	(66)
	(millions of euros)	(2,002)	1,147
Average number of ordinary and savings shares	(millions)	19,284	19,245
Basic and diluted earnings per share from continuing operations — ordinary shares		(0.11)	0.06
Plus: additional dividends per savings share		-	0.01
Basic and diluted earnings per share from continuing operations — savings shares	(euros)	(0.11)	0.07
Basic and diluted earnings per share from Discontinued operations/Non-current assets held for sale
Profit (loss) from Discontinued operations/Non-current assets held for sale	(millions of euros)	(11)	(2)
Average number of ordinary and savings shares	(millions)	19,284	19,245
Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale - ordinary shares	(euros)	-	-
Basic and diluted earnings per share from Discontinued operations/ Non-current assets held for sale - savings shares	(euros)	-	-

Average number of ordinary shares (*)		13,257,839,636	13,218,690,552
Average number of savings shares		6,026,120,661	6,026,120,661
Total		19,283,960,297	19,244,811,213

(*)

The number only takes into account the potential ordinary shares relating to the equity compensation plans of the employees for whom the market and non-market performance conditions were satisfied.

►

Future potential changes in share capital

The following table shows the future potential changes in share capital on the basis of the options and rights granted under equity compensation plans still outstanding at June 30, 2011:

	Number of maximum shares issuable	Par value (thousands of euros)	Paid-in capital (thousands of euros)	Subscription price per share (euros)
Additional capital increases not yet approved (ordinary shares)
Resolution by the shareholders’ meeting held on April 8, 2009	1,600,000,000	880,000	n.d.	n.d.
Broad-based Employee Share Ownership Plan 2010-2014 (bonus capital increase) (^)	8,915,442	4,903	-	-
“Long Term Incentive Plan 2010-2015” (capital increase in cash) (*)	n.d.	4,322	n.d.	n.d.
“Long Term Incentive Plan 2010-2015” (bonus capital increase) (**)	n.d.	4,322	-	-
“Long Term Incentive Plan 2011” (capital increase in cash for Selected Management) (°)	n.d.	5,000	n.d.	n.d.
“Long Term Incentive Plan 2011” (bonus capital increase for Selected Management) (°°)	n.d.	5,000	-	-
“Long Term Incentive Plan 2011” (bonus capital increase for Top Management) (°°°)	n.d.	5,500	-	-
Total additional capital increases not yet approved (ordinary shares)		909,047

 (^)

On July 7, 2011, the board of directors approved a bonus capital increase for the same maximum par value and maximum number of shares. On August 2, 2011, the capital increase was set in motion with the grant of 8,876,296 bonus ordinary shares to those entitled, for a total par value of 4,881,962.80 euros.

(*)

A number of ordinary shares may be issued subscribable for a total maximum equivalent amount (including paid-in capital) originally equal to 5,000,000 euros (at June 30, 2011: 4,321,950 euros), with the subscription price to be determined by the board of directors.

(**)

A number of ordinary shares may be issued for the number needed to grant a bonus share for every share subscribed, up to a maximum amount originally equal to 5,000,000 euros (at June 30, 2011: 4,321,950 euros).

(°)

A number of ordinary shares may be issued subscribable for a total maximum equivalent amount (including paid-in capital) originally equal to 5,000,000 euros, with the subscription price to be determined by the board of directors. On July 7, 2011, at the time of the start of the plan by the board of directors, a total maximum amount was determined equal to 4,894,650 euros.

 (°°)

A number of ordinary shares may be issued for the number needed to grant a bonus share for every share subscribed, up to a maximum amount originally equal to 5,000,000 euros. On July 7, 2011, at the time the start of the plan was approved by the board of directors, a total maximum amount was determined equal to 4,894,650 euros.

(°°°) A number of ordinary shares may be issued as a bonus grant for a maximum amount originally equal to 5,500,000 euros, with the subscription price to be determined by the board of directors. On July 7, 2011, when the start of the plan was approved by the board of directors, a total maximum amount was determined equal to 3,256,200 euros.

With regard to the additional capital increases not yet approved, the following changes are noted during the first half of 2011:

the shareholders’ meeting held on April 12, 2011 granted the directors the right for five years from April 12, 2011 to increase share capital to service the “Long Term Incentive Plan 2011”, approved by the same shareholders’ meeting, as follows:

•

 (i) in cash through the issue of new ordinary shares of par value 0.55 euros each, with normal dividend rights, for a maximum amount of 5,000,000 euros, with the exclusion of the pre-emptive right pursuant to art. 2441, paragraph 8, of the Italian Civil Code and art. 134, paragraph 2 of Legislative Decree 58/1998, reserved for a part of the employees (defined as “Selected Management”), beneficiaries of the “Long Term Incentive Plan 2011”, who in due time will be identified by the board of directors of the company, and, therefore, subsequently (ii) for a maximum amount of 5,000,000 euros through the appropriation of a corresponding maximum amount of profits or reserves in accordance with art. 2349 of the Italian Civil Code, with the issue of ordinary shares in the number needed to grant a bonus share for every share subscribed in cash as above, within the dates, according to the conditions and in keeping with the manner provided by the “Long Term Incentive Plan 2011”;

•

for a maximum amount of 5,500,000 euros through the appropriation of a corresponding maximum amount of profits or reserves pursuant to art. 2349 of the Italian Civil Code, with the issue of ordinary shares reserved for a part of the employees (defined as “Top Management”), beneficiaries of the “Long Term Incentive Plan 2011”, who in due time will be identified by the board of directors of the company, within the dates, according to the conditions and in keeping with the manner provided by the “Long Term Incentive Plan 2011”.

As regards the share capital increase in cash, the board of directors shall fix the share issue price (including paid-in capital) in conformity with the provisions of the “Long Term Incentive Plan 2011” and shall also fix the period for its subscription, establishing that, if the approved capital increase is not fully subscribed to within that period, the share capital shall be increased for an amount equal to the subscriptions received up to the end of that period.

On July 7, 2011, the board of directors approved the start of the “Long Term Incentive Plan 2011” and conferred mandates for its implementation, defining the regulation and contractual documentation, identifying the Plan beneficiaries and establishing the total maximum amount of the capital increases for the Selected Management (4,894,650 euros for the capital increase in cash and 4,894,650 euros for the bonus capital increase) and for Top Management (3,256,200 euros for the bonus capital increase).

In reference to the “Broad-based Employee Share Ownership Plan 2010-2014”, on July 7, 2011, the board of directors, by the power granted to it by the special shareholders’ meeting held on April 29, 2010, passed a resolution for a bonus increase in share capital, pursuant to articles 2443 and 2349 of the Italian Civil Code, for a maximum par value of 4,903,493.10 euros with the issue of a maximum 8,915,442 ordinary shares of par value 0.55 euros each, with normal dividend rights, to be granted under the “Broad-based Employee Share Ownership Plan 2010-2014” by the latest date of September 15, 2011.

On August 2, 2011, the capital increase was set in motion with the grant of 8,876,296 bonus ordinary shares to those entitled, for a total par value of 4,881,962.80 euros

Further details are provided in the Note “Equity compensation plans”.

Nota 21 – Segment reporting

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a) Reporting by operating segment

Segment reporting is based on the following operating segments:

•

Domestic

•

Brazil

•

Argentina

•

Media

•

Olivetti

•

Other Operations

Separate Consolidated Income Statements by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total
	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010
Third-party revenues	9,314	10,064	3,489	2,865	1,509	-	108	116	123	136	-	42	-	-	14,543	13,223
Infragroup revenues	42	27	10	10	2	-	10	11	38	40	1	1	(103)	(89)	-	-
Revenues by operating segment	9,356	10,091	3,499	2,875	1,511	-	118	127	161	176	1	43	(103)	(89)	14,543	13,223
Other income	85	89	9	7	3	-	4	1	8	11	1	-	(2)	(4)	108	104
Total operating revenues and other income	9,441	10,180	3,508	2,882	1,514	-	122	128	169	187	2	43	(105)	(93)	14,651	13,327
Acquisition of goods and services	(3,312)	(3,586)	(2,150)	(1,576)	(617)	-	(81)	(83)	(166)	(181)	(3)	(30)	97	88	(6,232)	(5,368)
Employee benefits expenses	(1,529)	(1,627)	(161)	(141)	(208)	-	(30)	(30)	(35)	(34)	(2)	(14)	1	1	(1,964)	(1,845)
of which: accruals to employee severance indemnities	21	(23)	-	-	-	-	-	-	-	-	-	-	-	-	21	(23)
Other operating expenses	(341)	(268)	(337)	(290)	(157)	-	(3)	(5)	(3)	(3)	(6)	(3)	3	(1)	(844)	(570)
of which: writedowns and expenses in connection with credit management and accruals to provisions	(223)	(173)	(77)	(93)	(20)	-	(1)	(4)	(2)	(1)	(5)	(1)	4	(2)	(324)	(274)
Changes in inventories	44	(64)	52	(75)	(26)	-	1	(1)	11	15	-	-	(1)	-	81	(125)
Internally generated assets	244	285	36	23	-	-	-	-	-	-	-	-	5	6	285	314
EBITDA	4,547	4,920	948	823	506	-	9	9	(24)	(16)	(9)	(4)	-	1	5,977	5,733
Depreciation and amortization	(2,046)	(2,157)	(507)	(656)	(260)	-	(29)	(30)	(3)	(3)	-	(10)	2	11	(2,843)	(2,845)
Gains (losses) on disposals of non-current assets	(5)	-	(1)	(2)	2	-	-	-	-	1	-	-	1	(1)	(3)	(2)
Impairment reversals (losses) on non-current assets	(3,182)	(5)	-	-	-	-	-	-	-	-	-	-	-	-	(3,182)	(5)
EBIT	(686)	2,758	440	165	248	-	(20)	(21)	(27)	(18)	(9)	(14)	3	11	(51)	2,881
Share of profits (losses) of associates and joint ventures accounted for using the equity method	(1)	(16)	-	-	-	-	-	-	-	-	(11)	55	-	-	(12)	39
Other income (expenses) from investments															15	2
Finance income															1,685	3,464
Finance expenses															(2,646)	(4,462)
Profit (loss) before tax from continuing operations															(1,009)	1,924
Income tax expense															(777)	(682)
Profit (loss) from continuing operations															(1,786)	1,242
Profit (loss) from Discontinued operations/ Non-current assets held for sale															(11)	(2)
Profit (loss) for the period															(1,797)	1,240
Attributable to:
• Owners of the Parent															(2,013)	1,211
• Non-controlling interests															216	29

None of the Telecom Italia Group’s customers exceeds 10% of consolidated revenues.

Revenues by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total

	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010
Revenues from equipment sales - third party	364	373	348	138	127	-	-	-	123	136	-	-	-	-	962	647
Revenues from equipment sales - infragroup	-	1	-	-	-	-	-	-	19	22	-	-	(19)	(23)	-	-
Total revenues from equipment sales	364	374	348	138	127	-	-	-	142	158	-	-	(19)	(23)	962	647
Revenues from services - third party	8,947	9,691	3,141	2,727	1,382	-	108	116	-	-	-	42	-	-	13,578	12,576
Revenues from services - infragroup	42	26	10	10	2	-	10	11	19	18	1	1	(84)	(66)	-	-
Total revenues from services	8,989	9,717	3,151	2,737	1,384	-	118	127	19	18	1	43	(84)	(66)	13,578	12,576
Revenues on construction contracts - third party	3	-	-	-	-	-	-	-	-	-	-	-	-	-	3	-
Total revenues on construction contracts	3	-	-	-	-	-	-	-	-	-	-	-	-	-	3	-
Total third-party revenues	9,314	10,064	3,489	2,865	1,509	-	108	116	123	136	-	42	-	-	14,543	13,223
Total infragroup revenues	42	27	10	10	2	-	10	11	38	40	1	1	(103)	(89)	-	-
Total revenues by operating segment	9,356	10,091	3,499	2,875	1,511	-	118	127	161	176	1	43	(103)	(89)	14,543	13,223

Capital Expenditures by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total

	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010
Purchase of intangible assets	546	619	226	261	57	-	23	15	1	1	-	-	-	-	853	896
Purchase of tangible assets	812	868	218	246	148	-	3	6	2	2	1	3	-	-	1,184	1,125
Total capital expenditures	1,358	1,487	444	507	205	-	26	21	3	3	1	3	-	-	2,037	2,021

Headcount by Operating Segment

(number)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Consolidated Total

	6/30/2011	12/31/2010	6/30/2011	12/31/2010	6/30/2011	12/31/2010	6/30/2011	12/31/2010	6/30/2011	12/31/2010	6/30/2011	12/31/2010	6/30/2011	12/31/2010
Headcount	56,309	56,530	10,007	10,114	16,090	15,650	803	777	1,088	1,090	38	39	84,335	84,200

Assets and Liabilities by Operating Segment

(millions of euros)	Domestic		Brazil		Argentina		Media		Olivetti		Other Operations		Adjustments and eliminations		Consolidated Total

	6/30/2011	12/31/2010	6/30/2011	12/31/2010	6/30/2011	12/31/2010	6/30/2011	12/31/2010	6/30/2011	12/31/2010	6/30/2011	12/31/2010	6/30/2011	12/31/2010	6/30/2011	12/31/2010
Non-current operating assets	54,683	58,532	6,245	6,296	3,553	4,017	456	459	15	14	88	40	(48)	(60)	64,992	69,298
Current operating assets	5,943	5,572	2,063	1,714	614	615	124	121	240	238	55	10	(105)	(119)	8,934	8,151
Total operating assets	60,626	64,104	8,308	8,010	4,167	4,632	580	580	255	252	143	50	(153)	(179)	73,926	77,449
Investments accounted for using the equity method	26	28	-	-	-	-	-	-	-	-	47	57	-	-	73	85
Discontinued operations /Non-current assets held for sale															-	389
Unallocated assets															8,306	11,208
Total assets															82,305	89,131
Total operating liabilities	10,025	10,347	2,007	2,263	1,016	1,075	162	185	193	205	31	32	(156)	(186)	13,278	13,921
Liabilities directly associated with Discontinued operations /Non-current assets held for sale															-	-
Unallocated liabilities															39,673	42,600
Equity															29,354	32,610
Total equity and liabilities															82,305	89,131

►

b) Reporting by geographical area

		Revenues				Non-current operating assets
		Breakdown by location of operations		Breakdown by location of customers		Breakdown by location of operations

(millions of euros)		1st Half 2011	1st Half 2010	1st Half 2011	1st Half 2010	6/30/2011	12/31/2010
Italy	(a)	9,411	10,154	8,804	9,429	54, 779	58,596
Outside Italy	(b)	5,132	3,069	5,739	3,794	10,213	10,702
Total	(a+b)	14,543	13,223	14,543	13,223	64,992	69,298

Note 22 – Related party transactions

In accordance with art. 5, paragraph 8 of Consob Regulation 17221 of March 12, 2010 concerning “related party transactions” and the subsequent Consob Resolution 17389 of June 23, 2010, in the first half of 2011 no significant transactions were entered into as defined by art. 4, paragraph 1, letter a) of the aforementioned regulation or other transactions with related parties which had a major impact on the financial position or on the results of the Telecom Italia Group in the first half of 2011.

Furthermore, there were no changes or developments regarding the related party transactions described in the 2010 report on operations which had a significant effect on the financial position or on the results of the Telecom Italia Group in the first half of 2011.

Transactions with related parties, when not dictated by specific laws, are in any case conducted at arm’s length.

The following tables present the balances relating to transactions with related parties and the incidence of those amounts on the separate consolidated income statement, consolidated statement of financial position and consolidated statement of cash flows.

The effects on the individual line items of the separate consolidated income statements for the first half of 2011 and 2010 are as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 1st HALF 2011

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Revenues	14,543	43	1	486			530		530	3.6
Other income	108
Acquisition of goods and services	6,232	11	23	322			356		356	5.7
Employee benefits expenses	1,964			2	46	7	55		55	2.8
Finance income	1,685			40			40		40	2.4
Finance expenses	2,646	12		48			60		60	2.3

(*)

Other related parties through directors, statutory auditors and key managers.

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS 1st HALF 2010

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Revenues	13,223	62	14	403			479		479	3.6
Other income	104	1		3			4		4	3.8
Acquisition of goods and services	5,368	41	3	232			276		276	5.1
Employee benefits expenses	1,845			2	47	4	53		53	2.9
Finance income	3,464			184			184		184	5.3
Finance expenses	4,462	15		20			35		35	0.8

(*)

Other related parties through directors, statutory auditors and key managers.

The effects on the individual line items of the consolidated statements of financial position at June 30, 2011 and at December 31, 2010 are as follows:

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 6/30/2011

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Net financial debt
Securities, financial receivables and other non-current financial assets	(1,542)			(97)			(97)		(97)	6.3
Securities other than investments (current assets)	(1,301)			(11)			(11)		(11)	0.8
Financial receivables and other current financial assets	(386)			(14)			(14)		(14)	3.6
Cash and cash equivalents	(3,760)			(95)			(95)		(95)	2.5
Non-current financial liabilities	33,086	182		237			419		419	1.3
Current financial liabilities	5,408	134		49			183		183	3.4
Total net financial debt	31,505	316		69			385		385	1.2
Other statement of financial position line items
Miscellaneous receivables and other non-current assets	1,131	15					15		15	1.3
Trade and miscellaneous receivables and other current assets	8,474	27	1	250			278		278	3.3
Miscellaneous payables and other non-current liabilities	1,059			3			3		3	0.3
Trade and miscellaneous payables and other current liabilities	10,409	11	42	170	30		253		253	2.4

(*)

Other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS AT 12/31/2010

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Net financial debt
Securities, financial receivables and other non-current financial assets	(1,863)			(109)			(109)		(109)	5.9
Securities other than investments (current assets)	(1,316)			(14)			(14)		(14)	1.1
Financial receivables and other current financial assets	(438)			(23)			(23)		(23)	5.3
Cash and cash equivalents	(5,526)			(113)			(113)		(113)	2.0
Non-current financial liabilities	34,348	193		238			431		431	1.3
Current financial liabilities	6,882	118		128			246		246	3.6
Total net financial debt	32,087	311		107			418		418	1.3
Other statement of financial position line items
Miscellaneous receivables and other non-current assets	934	15					15		15	1.6
Trade and miscellaneous receivables and other current assets	7,790	65	1	204			270		270	3.5
Miscellaneous payables and other non-current liabilities	1,086			4			4		4	0.4
Trade and miscellaneous payables and other current liabilities	10,954	18	39	236	32		325		325	3.0

(*)

Other related parties through directors, statutory auditors and key managers.

The effects on the individual line items of the consolidated statements of cash flows for the first half of 2011 and 2010 are as follows:

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 1st HALF 2011

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Purchase of intangible and tangible assets on an accrual basis	2,037	1	89				90		90	4.4
Dividends paid	1,325			191	1		192		192	14.5

(*)

Other related parties through directors, statutory auditors and key managers.

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS 1st HALF 2010

(millions of euros)	Total	Related Parties
		Associates and joint ventures	Companies controlled by associates and joint ventures	Other related parties(*)	Pension funds	Key managers	Total related parties	Transactions of Discontinued Operations	Total related parties net of Disc.Op.	% incidence on financial statement line item

Purchase of intangible and tangible assets on an accrual basis	2,021	1					1		1	0.0
Dividends paid	1,060			161			161		161	15.2

(*)

Other related parties through directors, statutory auditors and key managers.

Transactions with associates and joint ventures

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2011	1st Half 2010	Type of contract

Revenues
EtecSA		3	International telecommunications services, roaming and technical assistance
LI.SIT. S.p.A.		3	Lombardy Region social health system information networking and telephone services
NordCom S.p.A.		1	Telephone, data network connections and applications software and call center services
Telbios S.p.A.		2	Supply of telephone services, ADSL, sale of equipment and property leases
Teleleasing S.p.A.	42	52	Sale of equipment as per the 2000 collaboration agreement
Other minor companies	1	1
Total revenues	43	62
Other income		1	Recovery of costs of personnel on secondment and recovery of costs for services rendered
Acquisition of goods and services
EtecSA	5	31	International telecommunications services and roaming
NordCom S.p.A.	1	1

Purchase and development of computer solutions, supply of rented equipment and computer services, professional assistance services and applications maintenance services, supply and operation of customized offerings

Telbios S.p.A.		2	Supply of audio/visual products and hardware systems and software services for remote medicine offerings and call center services
Teleleasing S.p.A.	2	2	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
Tiglio I S.r.l.		2	Property leases
TM News S.p.A.	2	2	Supply of information content for the TimSpot service, services and photos for intranet, supply of journalistic information (news, APCOM News data flow)
Other minor companies	1	1
Total acquisition of goods and services	11	41
Finance expenses	12	15	Interest expenses for finance leases of equipment and finance leases with Teleleasing S.p.A.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	6/30/2011	12/31/2010	Type of contract

Net financial debt
Non-current financial liabilities
Teleleasing S.p.A.	181	192	Finance lease of equipment and finance leases
Tiglio I S.r.l.	1	1	Sale and leaseback transactions
Total non-current financial liabilities	182	193
Current financial liabilities	134	118	Interest expenses for finance leases of equipment and finance leases with Teleleasing S.p.A.
Other statement of financial position line items
Miscellaneous receivables and other non-current assets	15	15	Miscellaneous receivables net of provision for bad debts
Trade and miscellaneous receivables and other current assets
EtecSA		29	International telecommunications services, roaming and dividends collectible
NordCom S.p.A.		1	Supply of data network connections and applications software
Teleleasing S.p.A.	25	33	Sale of equipment as per the 2000 collaboration agreement
TM News S.p.A.	1	1	Property leases and telecommunications services
Other minor companies	1	1
Total trade and miscellaneous receivables and other current assets	27	65
Trade and miscellaneous payables and other current liabilities
EtecSA		2	Telecommunications services and roaming
Movenda S.p.A.	1	1	Development of computer solutions and applications software for SIM card laboratories and mobile handsets and professional services
Nord.Com S.p.A.	1	1	Purchase and development of computer solutions
Teleleasing S.p.A.	6	11	Purchase of goods sold under leasing arrangements with Telecom Italia customers as per the 2000 collaboration agreement
TM News S.p.A.	2	1	Press agency services and supply of information content
Tiglio I S.r.l.	1	2	Property leases
Total trade and miscellaneous payables and other current liabilities	11	18

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	1st Half 2011	1st Half 2010	Type of contract

Purchase of intangible and tangible assets on an accrual basis	1	1	Acquisition from other minor companies

Transactions with companies controlled by associates and joint ventures

Following the September 23, 2010 subscription to Italtel Group S.p.A.’s capital increase, the stake held in that company by the Telecom Italia Group, through ordinary and preferred shares, rose from 19.37% to 34.68%, with a concomitant modification of governance. Consequently, from that date, the company is considered an associate and the companies controlled by Italtel Group S.p.A. are considered related parties of the Telecom Italia Group.

On October 13, 2010, the Sofora group entered the scope of consolidation after the stake held in the share capital of Sofora Telecomunicaciones S.A., the holding company of the Telecom Argentina group, was increased from 50% to 58%. Up to that date, Sofora Telecomunicaciones S.A. had been an associate and therefore a related party; the companies controlled by Sofora Telecomunicaciones S.A. had been related parties in that they had been subsidiaries of associates.

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

	1st Half 2011	1st Half 2010	Type of contract
(millions of euros)

Revenues
Italtel Group	1		Supply of telephone and data transmission services, contact center and sale of LAN and MAN networks
Sofora Group - Telecom Argentina Group		14

International telecommunications services and roaming; data and voice services, supply of “IRU” transmission capacity; supply of advanced platforms and technical assistance provided by Telecom Italia for the development of broadband and the study of Value-Added Services for the Telecom Argentina group.

Total revenues	1	14
Acquisition of goods and services
Italtel Group	23

Hardware revision services, software development, maintenance and assistance contracts, platform updates, supply and management of customized offerings and supply and maintenance of switching equipment

Sofora Group - Telecom Argentina Group		3	International telecommunications services and roaming
Total Acquisition of goods and services	23	3

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

	6/30/2011	12/31/2010	Type of contract
(millions of euros)

Trade and miscellaneous receivables and other current assets	1	1	Supply contracts related to CAPEX and OPEX to Italtel Group
Trade and miscellaneous payables and other current liabilities	42	39	Hardware revision services, software development and maintenance and assistance contracts to Italtel Group

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

	1st Half 2011	1st Half 2010	Type of contract
(millions of euros)

Purchase of intangible and tangible assets on an accrual basis	89		Telecommunications devices from Italtel Group

At June 30, 2011, the Telecom Italia Group has provided guarantees on behalf of associates for a total of 5 million euros on behalf of Aree Urbane S.r.l.. At December 31, 2010, guarantees had been provided for a total of 16 million euros: on behalf of Aree Urbane S.r.l. 5 million euros, EtecSA (Cuba) 3 million euros, TM News S.p.A. 2 million euros and Italtel Group 6 million euros and weak comfort letters had been issued for a total of 32 million euros on behalf of EtecSA (Cuba) on vendor loans.

These letters were closed on January 31, 2011 when the investment was sold.

Transactions with other related parties
(through directors, statutory auditors and key managers)

The “Procedure for carrying out transactions with related parties” – approved on November 4, 2010 by the board of directors of the Company pursuant to the Regulation carrying the provisions on the subject of related party transaction adopted by Consob under Resolution 17221 of March 12, 2010, as amended – provides that the procedure should be applied also to parties who, regardless of whether they qualify as related parties as set out in accounting principles, participate in important shareholders’ agreements according to art. 122 of the Consolidated Law on Finance, which disciplines the candidacy to the position as director of Telecom Italia, where the slate presented is the majority slate pursuant to art. 9 of the bylaws of the Company.

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2011	1st Half 2010	Type of contract

Revenues
ATM Group	1	1	Supply of customized services and business data network
Generali Group	38	29	Supply of telephone and data transmission services, peripheral data networks, connections, storage and telecommunications equipment and services for foreign holdings
Intesa SanPaolo Group	36	48	Telephone, data and international network services, ICT services, LAN network management and applications platform
Mediobanca Group	3	3	Telephone and MPLS data network services and marketing of data and VoIP devices
Telefónica Group	408	322	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Total revenues	486	403
Other income		3	Damage compensation from the Generali Group
Acquisition of goods and services
Generali Group	15	13	Insurance premiums and property leases
Intesa SanPaolo Group	7	7	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca Group	1	1	Credit recovery activities
Telefónica Group	298	211	Interconnection and roaming services, site sharing, co-billing agreements, broadband line sharing and unbundling
Other minor companies	1
Total acquisition of goods and services	322	232
Employee benefits expenses	2	2	Non-obligatory employee insurance taken out with the Generali Group
Finance income
Intesa SanPaolo Group	28	162	Bank accounts, deposits and hedging derivatives
Mediobanca Group	12	22	Bank accounts, deposits and hedging derivatives
Total finance income	40	184
Finance expenses
Intesa SanPaolo Group	35	10	Term Loan Facility, Revolving Credit Facility, hedging derivatives, loans and bank accounts
Mediobanca Group	13	10	Term Loan Facility and Revolving Credit Facility and hedging derivatives
Total finance expenses	48	20

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

(millions of euros)	6/30/2011	12/31/2010	Type of contract

Net financial debt
Securities, financial receivables and other non-current financial assets
Intesa SanPaolo Group	81	81	Hedging derivatives
Mediobanca Group	16	28	Hedging derivatives
Total securities, financial receivables and other non-current financial assets	97	109
Securities other than investments (current assets)
Generali Group	1	2	Bonds
Intesa SanPaolo Group	5	7	Bonds
Mediobanca Group	5	5	Bonds
Total securities other than investments (current assets)	11	14
Financial receivables and other current financial assets
Intesa SanPaolo Group	9	10	Hedging derivatives
Mediobanca Group	5	13	Hedging derivatives
Total financial receivables and other current financial assets	14	23
Cash and cash equivalents	95	113	Bank accounts and deposits with Intesa SanPaolo Group
Non-current financial liabilities
Intesa SanPaolo Group	175	176	Revolving Credit Facility, hedging derivatives, loans and finance lease liabilities
Mediobanca Group	62	62	Revolving Credit Facility and hedging derivatives
Total non-current financial liabilities	237	238
Current financial liabilities
Intesa SanPaolo Group	48	127	Bank accounts, hedging derivatives, finance lease liabilities and other financial payables
Mediobanca Group	1	1	Hedging derivatives
Total current financial liabilities	49	128

(millions of euros)	6/30/2011	12/31/2010	Type of contract

Other statement of financial position line items
Trade and miscellaneous receivables and other current assets
ATM Group		1	Supply of customized services and business data network
China Unicom Group	1	1	Supply of international telecommunications services and roaming
Generali Group	33	26	Supply of telephone and data transmission services, peripheral data networks, connections, storage, applications services and supply of telecommunications equipment and services for foreign holdings
Intesa SanPaolo Group	134	89	Supply of telephone and data and international network services, ICT services, LAN network management and applications platform
Telefónica Group	81	86	Interconnection services, roaming, broadband access fees, supply of “IRU” transmission capacity and software
Other minor companies	1	1
Total trade and miscellaneous receivables and other current assets	250	204
Miscellaneous payables and other non-current liabilities	3	4	Deferred income relating to the supply of “IRU” transmission capacity to the Telefónica group
Trade and miscellaneous payables and other current liabilities
A1 Investments Group	1	1	Acquisition of “FISM rights”
China Unicom Group	1	1	International telecommunications services and roaming
Generali Group	4		Deferred income relating to outsourcing of data network and central and peripheral telephone systems
Intesa SanPaolo Group	89	159	Mobile banking services, commissions for payment of telephone bills by direct debit and collections via credit cards
Mediobanca Group	2	1	Credit recovery activities and factoring commissions
Telefónica Group	72	73	Interconnection services, roaming, site sharing, co-billing agreements, broadband line sharing and unbundling
Other minor companies	1	1
Total trade and miscellaneous payables and other current liabilities	170	236

CONSOLIDATED STATEMENT OF CASH FLOWS LINE ITEMS

(millions of euros)	1st Half 2011	1st Half 2010	Type of contract

Dividends paid
Telco	174	150	Dividends paid
Other minor companies	17	11	Dividends paid
Total dividends paid	191	161

Transactions with pension funds

The most significant amounts are summarized as follows:

SEPARATE CONSOLIDATED INCOME STATEMENT LINE ITEMS

(millions of euros)	1st Half 2011	1st Half 2010	Type of contract

Employee benefits expenses			Contributions to pension funds
Fontedir	6	7
Telemaco	36	37
Other Italian and foreign pension funds	4	3
Total employee benefits expenses	46	47

CONSOLIDATED STATEMENT OF FINANCIAL POSITION LINE ITEMS

	6/30/2011	12/31/2010	Type of contract
(millions of euros)

Trade and miscellaneous payables and other current liabilities			Payables for contributions to pension funds
Fontedir	4	5
Telemaco	24	25
Other Italian and foreign pension funds	2	2
Total trade and miscellaneous payables and other current liabilities	30	32

Remuneration to key managers

In the first half of 2011, the total remuneration recorded on the accrual basis by Telecom Italia S.p.A. or by companies controlled by the Group in respect of key managers amounts to 7.2 million euros (4.3 million euros in the first half of 2010), analyzed as follows:

(millions of euros)	1st Half 2011	1st Half 2010

Short-term remuneration	6.2	3.7
Long-term remuneration	0.4
Share-based payments(*)	0.6	0.6
	7.2	4.3

 (*)

These refer to the fair value of the rights, accrued to June  30, under Telecom Italia S.p.A.’s share-based incentive plans (PSG, TOP 2008 and LTI 2011).

In the first half of 2011, the contributions paid in to defined contribution plans (Assida and Fontedir) by Telecom Italia S.p.A. or by subsidiaries of the Group on behalf of key managers amount to 175,000 euros (168,000 euros in the first half of 2010).

At June 30, 2011, key managers, that is, those who have the power and responsibility, directly or indirectly, for the planning, direction and control of the operations of the Telecom Italia Group, including directors, are the following:

Directors:
Gabriele Galateri di Genola	Chairman of Telecom Italia S.p.A. (1)
Franco Bernabè	Chief Executive Officer of Telecom Italia S.p.A. (1)
Executive Chairman and Chief Executive Officer of Telecom Italia S.p.A. (2)
Marco Patuano	Domestic Chief Executive Officer and Chief Operating Officer of Telecom Italia S.p.A. (2)
Managers:
Franco Bertone	Dirección General Ejecutiva (CEO) Telecom Argentina
Oscar Cicchetti (3)	Head of Technology & Operations
Stefano Ciurli	Head of Supply Chain & Real Estate
Antonino Cusimano	Head of Corporate Legal Affairs
Luca Luciani	Director Chairman of Tim Brasil
Andrea Mangoni	Head of Administration, Finance and Control & International Development
Antonio Migliardi	Head of Human Resources and Organization
Giuseppe Roberto Opilio (4)	Head of Technology

(1) to April 12, 2011
(2) from April 13, 2011
(3) to April 14, 2011
(4) from April 15, 2011

Note 23 – Equity compensation plans

Equity compensation plans in effect at June 30, 2011 and at December 31, 2010 give the right to the subscription or to the grant of Telecom Italia ordinary shares depending on the period of each beneficiary’s participation in the plan and, in some cases, the extent to which the pre-set performance targets have been met.

These plans are used by Telecom Italia for retention purposes and as a long-term incentive for the managers and employees of the Group.

For the plans outstanding at June 30, 2011 and in place at December 31, 2010, reference should be made to the Telecom Italia Group consolidated financial statements at that date.

However, it should be noted that these plans do not have any significant effect on the economic result or on the financial position or on cash flows at June 30, 2011.

►

 Description of Telecom Italia S.p.A. stock option plans

•

Top 2008 Plan

On April 15, 2011, the 8,550,000 options, already outstanding at December 31, 2010, became exercisable, in a ratio of 1 Telecom Italia ordinary share for each option, at the price of 1.95 euros per option. From April 15, to June 30, 2011, no options were exercised and the situation is therefore unchanged compared to December 31, 2010.

►

 Description of other Telecom Italia S.p.A. equity compensation plans

•

Performance Share Granting Plan 2008 – 2011

Since the performance targets were not met, all the rights were forfeit and the plan expired on June 30, 2011.

•

Broad-based Employee Share Ownership Plan

The Broad-based Employee Share Ownership Plan consists of a subscription offering for Telecom Italia ordinary shares at a discount off the market price, reserved for employees of Telecom Italia or companies controlled by Telecom Italia with registered offices in Italy. A further grant of ordinary shares shall be made, in a ratio of one bonus share for every three subscribed shares, subject to retaining the subscribed shares and maintaining an employment relationship with companies of the Telecom Italia Group for one year from the subscription date.

On August 2, 2011, the capital increase was set in motion with the grant of 8,876,296 bonus ordinary shares to those entitled, for a total par value of 4,881,962.80 euros.

•

Long Term Incentive Plan 2010-2015 (LTI Plan 2010-2015)

The Long Term Incentive Plan 2010-2015 (LTI Plan 2010-2015) grants, to a selected number of Group management who are not already beneficiaries of other long-term incentive plans, a cash bonus based on three-year performance measured against pre-set targets, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price. By retaining these shares and maintaining an employment relationship with companies of the Group for the next two years, the employees shall be granted a bonus ordinary share for each share subscribed.

At June 30, 2011, the total maximum bonus that may be granted to the beneficiaries is 8,643,900 euros; the maximum amount of the investment at market price, and the relative capital increase in cash, is therefore equal to 4,321,950 euros and the bonus share grant and the relative bonus increase in capital is the same amount.

•

Long Term Incentive Plan 2011 (LTI Plan 2011)

The new plan, approved by the shareholders’ meeting on April 12, 2011, replicates the basic rationale of the LTI 2010-2015 Plan. It covers Executive Management, Top Management and a selected number of management. The plan is formulated according to a rolling perspective so that, normally, each year a new incentive cycle comes into effect, factored over the time frame of the company’s strategic planning.

The objective of the plan is to reinforce the connection between management’s compensation and, on one hand, the company performance defined in the business plan 2011-2013 (absolute performance: 35% weighted), and on the other hand, the growth of value relative to a group of peers (relative performance: 65% weighted).

The plan calls for granting:

•

to Selected Management, a cash bonus, with the option of investing 50% of the bonus in Telecom Italia ordinary shares at market price and the grant of bonus Matching Shares when specific conditions are met two years after subscription;

•

to Top Management, a 50% bonus in cash and 50% for rights to a bonus grant of Telecom Italia ordinary shares after two years;

•

to Executive Management, a bonus in cash and an equivalent number of Telecom Italia ordinary shares determined when the person is included in the Excecutive Management group of the Plan.

On July 7, 2011, the board of directors approved the start of the Plan. Besides the Executive Chairman and the Domestic Chief Executive Officer, the Plan covers 17 Top Managers and 128 Selected Management. The estimated maximum incentive is equal to:

•

9,789,300 euros for Selected Management, corresponding to a maximum number of 8,899,364 shares subscribable at market price (in the event of the determination of the estimated minimum price, equal to the par value of the share);

•

6,512,400 euros for Top Management, corresponding to a maximum number of 5,920,363 shares (in the event of the determination of the estimated minimum price, equal to the par value of the share);

•

5,400,000 euros for Executive Management, corresponding to a maximum number of 5,795,234 shares (in the event of the determination of the estimated minimum price, equal to the par value of the share).

Note 24 – Significant non-recurring events and transactions

The effect of non-recurring events and transactions on equity, profit, net financial debt and cash flows of the Telecom Italia Group is set out below in accordance with Consob Communication DEM/6064293 dated July 28, 2006.

The impact of non-recurring events and transactions at June 30, 2011 is as follows:

(millions of euros)		Equity	Profit (loss) for the period	Net financial debt	Cash flows (*)

Amount – financial statements	(a)	29,354	(1,797)	31,505	(1,484)
Sundry expenses		-	-	6	(6)
Expenses for mobility under Law 223/91		-	-	97	(97)
Core Domestic goodwill impairment loss		(3,182)	(3,182)	-	-
Net gains on sale of investments		16	16	(384)	384
Total impact – (excluding impact of Discontinued operations)	(b)	(3,166)	(3,166)	(281)	281
Impact of Discontinued operations	(c)	(11)	(11)	-	-
Figurative amount – financial statements	(a-b-c)	32,531	1,380	31,786	(1,765)

(*) Cash flows refer to the increase (decrease) in Cash and cash equivalents during the period.

The impact of non-recurring items on the separate consolidated income statement line items is as follows:

(millions of euros)	1st Half 2011	1st Half 2010

Acquisition of goods and services / Other operating expenses:
Sundry expenses	-	(8)
Impact on EBITDA	-	(8)
Gains (losses) on non-current assets:
Core Domestic goodwill impairment charge	(3,182)	-
Impact on EBIT	(3,182)	(8)
Other income / (expenses) from investments
Net gains on disposal of EtecSA (Cuba)	17	1
Net gains on disposal of Other investments	(1)	-
Impact on profit (loss) before tax from continuing operations	(3,166)	(7)
Effect of income taxes on non-recurring items	-	1
Discontinued operations	(11)	(2)
Impact on profit (loss) for the period	(3,177)	(8)

Note 25 – Positions or transactions resulting from atypical and/or unusual operations

In accordance with Consob Communication DEM/6064293 of July 28, 2006, a statement is made to the effect that in the first half of 2011 the Telecom Italia Group has not put into place any atypical and/or unusual transactions, as defined by that Communication.

Note 26 – Other information

►

a) Exchange rates used to translate the financial statements of foreign operations (*)

		Period-end exchange rates (statements of financial position)		Average exchange rates for the period (income statements and statements of cash flows)
(local currency against 1 euro)		6/30/2011	12/31/2010	1st Half 2011	1st Half 2010

Europe
BGN	Bulgarian Lev	1.95580	1.95580	1.95580	1.95580
CZK	Czech koruna	24.34500	25.06100	24.34950	25.73356
HUF	Hungarian forint	266.11000	277.9500	269.44953	271.68738
CHF	Swiss franc	1.20710	1.25040	1.26943	1.43591
TRY	Turkish lira	2.35000	2.06940	2.20814	2.02163
GBP	Pound sterling	0.90255	0.86075	0.86818	0.87000
RON	Romanian leu	4.24350	4.26200	4.17980	4.14944

North America
USD	U.S. dollar	1.44530	1.33620	1.40325	1.32683

Latin America
VEF	Venezuelan bolivar	3.75308	3.46978	3.64366	3.41576
BOB	Bolivian boliviano	10.13160	9.36676	9.83578	9.31804
PEN	Peruvian nuevo sol	3.97963	3.75086	3.90360	3.77559
ARS	Argentinean peso	5.93151	5.30994	5.67941	5.13422
CLP	Chilean peso	677.86400	625.27500	667.10592	695.91634
COP	Colombian peso	2,571.82000	2,571.3800	2,577.86362	2,584.85543
MXN	Mexican peso	16.97650	16.54750	16.68623	16.81108
BRL	Brazilian real	2.25626	2.22638	2.28778	2.38434
PYG	Paraguayan guarani	5,742.18000	6,090.40000	5,964.67236	6,240.39135
UYU	Uruguayan peso	26.61090	26.86160	27.10947	26.09315
Other countries
ILS	Israeli shekel	4.94390	4.73775	4.93694	4.98714

(*) Source: data processed by the European Central Bank, Reuters and major Central Banks.

►

b) Research and development

Expenditures for research and development activities are represented by external costs, labor costs of dedicated staff and depreciation and amortization. Details are as follows:

(millions of euros)	6/30/2011	6/30/2010

Research and development costs expensed during the period	34	22
Development costs capitalized	224	328
Total research and development costs (expensed and capitalized)	258	350

Moreover, in the separate consolidated income statement for the first half of 2011 amortization charges are recorded for development costs, capitalized during the period and in prior periods, for an amount of 391 million euros.

Research and development activities conducted by the Telecom Italia Group are detailed in the Interim Management Report (Sustainability Section).

Note 27 – Events subsequent to June 30, 2011

►

4GH

On July 27, 2011, after having received the Antitrust’s approval, Telecom Italia finalized the acquisition of a 71% stake in the company 4G Holding S.p.A., with an outlay of about 8.4 million euros. The transaction was carried out through the wholly-owned subsidiary TLC Commercial Services S.r.l..

The acquisition of 4GH, with its roughly 200 points of sale located in the most important shopping centers in Italy, will make it possible for Telecom Italia to build up its positioning in the retail distribution market specialized in the sale of telephony equipment, extending its reach throughout the territory.

►

Aes Atimus

On July 8, 2011, Telecom Italia Group announced that it had signed an agreement for the acquisition of the AES Atimus group from Companhia Brasiliana de Energia. AES Atimus is an operator in the telecommunications infrastructure sector in the states of São Paulo and Rio de Janeiro, the most densely populated and wealthiest areas of the South American nation, which produce 27% of Brazilian GDP. Specifically, AES Atimus is the owner of a fiber optic network extending over 5,500 kilometers covering the 21 cities forming the metropolitan areas of São Paulo and Rio de Janeiro. With sales in 2010 of 211 million reais and a 63% EBITDA margin, the AES Atimus group represents a vital asset in enabling the Tim Brazil group to reinforce its competitive position. The transaction has an enterprise value of 1.6 billion reais, equal to about 700 million euros. The closing is expected to take place by the fourth quarter of 2011, once the necessary approvals are obtained from the company and the competent authorities.

►

Auction of frequencies

Telecom Italia was admitted by the Ministry for Economic Development to the bidding for the use of the 800, 1800, 2000, 2600 Mhz frequencies. By August 29, 2011, the companies must have presented their economic bids which will be opened at a public meeting scheduled for August 30, 2011.

Note 28 – List of companies of the Telecom Italia Group

In accordance with Consob Communication DEM/6064293 dated July 28, 2006, the list of companies is provided herein.

The list is divided by type of investment, consolidation method and operating segment.

The following is indicated for each company: name, head office, country and share capital in the original currency, in addition to the percentage holding of share capital, the percentage of voting rights in the ordinary shareholders’ meeting if different than the percentage holding of share capital, and which companies hold the investment.

Name	Head office	Currency	Share capital	% Ownership	% of voting rights	Held by
PARENT COMPANY						
TELECOM ITALIA S.p.A.	MILAN (ITALY)	EUR	10,688,746,056			
SUBSIDIARIES CONSOLIDATED LINE-BY-LINE						
DOMESTIC BU						
FLAGSHIP STORE BOLOGNA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	BOLOGNA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE BOLZANO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	BOLZANO (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE CATANIA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	CATANIA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE FIRENZE 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	FLORENCE (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE MILANO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	MILAN (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE MILANO 2 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	MILAN (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE MODENA1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	MODENA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE ROMA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	ROME (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE ROMA 2 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	ROME (ITALY)	EUR	50,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE SANREMO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	SAN REMO (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE TARANTO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	TARANTO (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE TORINO 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	TURIN (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE VERONA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	VERONA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.
FLAGSHIP STORE VICENZA 1 S.r.l. (marketing of products and services in the field of fixed and mobile telecommunications and all types of analog and digital devices)	VICENZA (ITALY)	EUR	20,000	100.0000		TLC COMMERCIAL SERVICES S.r.l.

Certification of the Half-year Condensed Consolidated Financial Statements at June 30, 2011 Pursuant to art. 81-ter of Consob Regulation 11971 dated May 14, 1999, with Amendments and Additions

1.

We, the undersigned, Franco Bernabè, as Executive Chairman, Marco Patuano, as Domestic Chief Executive Officer, and Andrea Mangoni, as Manager responsible for preparing Telecom Italia S.p.A.’s financial reports, certify, having also considered the provisions of art. 154-bis, paragraphs 3 and 4, of Legislative Decree 58 dated February 24, 1998:

•

the adequacy in relation to the characteristics of the company and

•

the effective application

of the administrative and accounting procedures used in the preparation of the half-year condensed consolidated financial statements for the period January 1 – June 30, 2011.

2.

Telecom Italia has adopted as its framework for the definition and assessment of its internal control system, with particular reference to the internal controls surrounding the preparation of the financial statements, the Internal Control – Integrated Framework Model issued by the Committee of Sponsoring Organizations of the Treadway Commission.

3.

The undersigned also certify that:

3.1.

the half-year condensed consolidated financial statements at June 30, 2011:

a)

are prepared in conformity with international accounting principles adopted by the European Union pursuant to EC regulation 1606/2002 of the European Parliament and Council dated July 19, 2002 (International Financial Reporting Standards – IFRS) as well as the legislative and prescribed provisions in force in Italy with particular reference to art. 154-ter of Legislative Decree 58 dated February 24, 1998 and the measures enacted for the implementation of Legislative Decree 38 dated February 28, 2005;

b)

agree with the results of the accounting records and entries;

c)

provide a true and fair view of the financial condition, the results of operations and the cash flows of the Telecom Italia Group;

3.2.

the interim management report contains a reliable analysis of important events which took place during the first six months of the year 2011 and their impact on the half-year condensed consolidated financial statements at June 30, 2011, together with a description of the principal risks and uncertainties for the remaining six months of the year 2011. The interim management report also contains a reliable analysis of information concerning significant related party transactions.

August 4, 2011

Executive Chairman /signed/ _______________________ Franco Bernabè	Domestic Chief Executive Officer /signed/ _______________________ Marco Patuano
Manager responsible for preparing the Company’s financial reports /signed/ _______________________ Andrea Mangoni pwc

AUDITORS' REPORT ON THE REVIEW OF THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS FOR THE SIX-MONTH PERIOD ENDED 30 JUNE 2011

To the Shareholders of
Telecom Italia SpA

1 We have reviewed the condensed consolidated interim financial statements of Telecom Italia SpA and its subsidiaries ("Telecom Italia Group") as of and for the six-month period ended 30 June 2011, comprising the statement of financial position, the separate income statement, the statement of comprehensive income, the statement of changes in shareholders' equity and the statement of cash flows and related explanatory notes. Telecom Italia SpA Directors are responsible for the preparation of the condensed consolidated interim financial statements in accordance with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34), as adopted by the European Union. Our responsibility is to issue this report based on our review.

2 Our work was conducted in accordance with the criteria for a review recommended by the National Commission for Companies and the Stock Exchange (CONSOB) with Resolution no. 10867 of 31 July 1997. The review consisted principally of inquiries of company personnel about the information reported in the condensed consolidated interim financial statements and about the consistency of the accounting principles utilised therein as well as the application of analytical review procedures on the information contained in the above mentioned condensed consolidated interim financial statements. The review excluded certain auditing procedures such as compliance, verification and validation tests of the assets and liabilities and was therefore substantially less in scope than an audit performed in accordance with generally accepted auditing standards. Accordingly, unlike an audit of the annual consolidated financial statements, we do not express an audit opinion on the condensed consolidated interim financial statements.

Regarding the amounts of the consolidated financial statements of the prior year and the consolidated condensed interim financial statements of the prior year presented for comparative purposes, reference should be made to our reports dated 16 March 2011 and 26 August 2010, respectively.

3 Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated interim financial statements of Telecom Italia Group as of and for the six-month period ended 30 June 2011 have not been prepared, in all material respects, in accordance with the International Financial Reporting Standards applicable to interim financial reporting (IAS 34), as adopted by the European Union.

Milan, 22 August 2011

PricewaterhouseCoopers SpA

Signed by

Paolo Caccini
(Partner)

This report has been translated into the English language solely for the convenience of international readers.

PricewaterhouseCoopers SpA

Sede legale e amministrativa: Milano 20149 Via Monte Rosa 91 Tel. 0277851 Fax 027785240 Cap. Soc. 3.754.400,00 Euro i.v., C.F. e P.IVA e Reg. Imp. Milano 12979880155 Iscritta al n. 43 dell'Albo Consob - Altri Uffici: **Bari** 70124 Via Don Luigi Guanella 17 Tel. 0805640211 – **Bologna** Zola Predosa 40069 Via Tevere 18 Tel. 0516186211 – **Brescia** 25123 Via Borgo Pietro Wuhrer 23 Tel. 0303697501 – **Firenze** 50121 Viale Gramsci 15 Tel. 0552482811 – **Genova** 16121 Piazza Dante 7 Tel. 01029041 – **Napoli** 80121 Piazza dei Martiri 58 Tel. 08136181 – **Padova** 35138 Via Vicenza 4 Tel. 049873481 – **Palermo** 90141 Via Marchese Ugo 60 Tel. 091349737 – **Parma** 43100 Viale Tanara 20/A Tel. 0521242848 – **Roma** 00154 Largo Fochetti 29 Tel. 06570251 – **Torino** 10129 Corso Montevecchio 37 Tel. 011556771 – **Trento** 38122 Via Grazioli 73 Tel. 0461237004 - **Treviso** 31100 Viale Felissent 90 Tel. 0422696911 – **Trieste** 34125 Via Cesare Battisti 18 Tel. 0403480781 - **Udine** 33100 Via Poscolle 43 Tel. 043225789 – **Verona** 37122 Corso Porta Nuova 125 Tel.0458002561

www.pwc.com/it

Useful Information

Free copies of this report can be obtained by:

Telephone

Toll-free number 800 020 220 (for calls inside Italy)

or +39 011 2293603 (for calls outside Italy)

for shareholder information and assistance

E-mail

ufficio.soci@telecomitalia.it

Internet

Internet users can access the Half-year Financial Report at June 30, 2011 at telecomitalia.com

Information can also be obtained at telecomitalia.com under Telecom Italia Group

Investor Relations

+39 02 85954131 - 06 36883113

+39 02 85954132 (fax)

investor_relations@telecomitalia.it

TELECOM ITALIA

Registered office: Piazza degli Affari 2 – 20123 Milan, Italy,

Headquarters and Secondary Office: Corso d’Italia 41 – 00198 Rome, Italy

Share capital: €10,688,746,056

Tax Code/VAT No. and Milan Company Register No.: 00488410010

A.E.E. Register No. IT08020000000799

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      September 9th, 2011

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager